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As filed with the Securities and Exchange Commission on March 30, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RBS GLOBAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	551112 (Primary Standard Industrial Classification Number)	04-3722228 (IRS Employer Identification No.)

RBS Global, Inc.
4701 Greenfield Avenue
Milwaukee, WI 53214
(414) 643-3000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Robert A. Hitt
President and Chief Executive Officer
RBS Global, Inc.
4701 Greenfield Avenue
Milwaukee, WI 53214
(414) 643-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe, Esq. Rachel W. Sheridan, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022 (202) 637-2200	William J. Whelan III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

                  Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (a)(b)	Amount of Registration Fee

Common stock, $0.01 par value	$400,000,000.00	$42,800.00

(a)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

(b)
Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

                  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion
Preliminary Prospectus dated March 30, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                  Shares

RBS Global, Inc.

Common Stock

              This is RBS Global, Inc.'s initial public offering. RBS Global, Inc. is selling    shares and RBS Global, Inc.'s stockholders are selling    shares.

              We expect the public offering price to be between $              and $                per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol "RXN."

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to RBS Global, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

              The underwriters may also purchase up to an additional                        shares from RBS Global, Inc., and up to an additional                        shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2006.

Merrill Lynch & Co.	Credit Suisse

The date of this prospectus is                        , 2006.

[INSIDE FRONT COVER]

              You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS

              The following terms used in this prospectus are our trademarks: Rex®, Falk®, MB®, Duralon®, Thomas®, Omega®, Rex® Viva®, Addax®, ModulFlex®, Shafer® Bearing, PSI® Bearing, Cartriseal®, Planetgear™, Drive One®, SteelFlex® and A-Plus®. All other trademarks appearing in this prospectus are the property of their holders.

i

SUMMARY

              The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section and our consolidated financial statements and notes to those statements, before making an investment decision. The terms "Rexnord," "we," "our," "us," and the "Company" refer to RBS Global, Inc. and its subsidiaries. References to "fiscal year" mean the year ending March 31 of the corresponding calendar year. For example, "fiscal year 2005" or "fiscal 2005" means the period from April 1, 2004 to March 31, 2005. Where we refer to "pro forma" financial information, these numbers give effect to (i) the borrowing by our subsidiary, Rexnord Corporation, on May 16, 2005 of $312 million in term loans under its senior credit facilities, which are guaranteed by us and which we refer to as the senior credit facilities and (ii) our acquisition of The Falk Corporation in May 2005, which we refer to throughout this prospectus as the Falk Acquisition, and assume that these transactions occurred on April 1, 2004, or the beginning of our 2005 fiscal year.

Our Company

              We are one of the world's leading manufacturers of highly-engineered precision motion technology products, primarily focused on power transmission, or PT, products serving industrial and aerospace end markets. We manufacture what we believe to be the broadest product portfolio in the PT industry. Our product portfolio includes gears, couplings, industrial bearings, flattop chain and modular conveyer belts, special components, industrial chain and aerospace bearings and seals. We have the number one or number two share in the majority of our served markets, which we believe is attributable to the innovative design, premium quality, brand reputation and reliability of our products. We are led by an outstanding management team that employs a proven management system, the Rexnord Business System, or RBS, derived from the Danaher Business System which has been successfully implemented at the Danaher Corporation, to drive performance at every level of the organization. For the nine months ended January 1, 2006, we had pro forma revenues of $802.9 million, pro forma net income of $12.8 million and pro forma earnings before interest, taxes, depreciation and amortization, or EBITDA, of $114.4 million.

              We have a large and growing installed base of products consisting primarily of moving, wearing components that are consumed in use and have a predictable replacement cycle. In addition, due to the complexity of our customers' manufacturing operations and the high cost of process failure, our customers have demonstrated a strong preference to replace their worn Rexnord products with new Rexnord products. This replacement dynamic drives recurring replacement sales, which we refer to as aftermarket sales, that we estimate accounted for approximately 60% of our North American PT sales for the nine months ended January 1, 2006.

              Our products are either incorporated into products sold by original equipment manufacturers, or OEMs, sold to end users directly or sold through industrial distributors as aftermarket products. Our products are marketed globally under brands such as Rex®, Falk® and Link-Belt®, using both direct and indirect channels, to over 400 industrial distributors working through over 1,900 branches worldwide and over 2,000 OEMs. We have 28 manufacturing and four repair facilities located around the world. As of January 1, 2006, we had approximately 5,680 full-time employees.

              Our products are used in a diverse group of end-market industries, including aerospace, aggregates and cement, air handling, construction equipment, chemicals, energy, food and beverage, forest and wood products, mining, material and package handling, marine, natural resource extraction and petrochemical. No end market accounted for more than 15% of our revenues for the nine months ended January 1, 2006. Our key product offerings include:

  •
  Gears. We are a leading manufacturer of gearsets and gearboxes with the number one position in the North American market for parallel shaft, right angle reducers and inline drives.

  •
  Couplings. We are the market leader in North America in lubricated and non-lubricated couplings.

  •
  Industrial Bearings. We have the leading position in the mounted roller bearing market in North America.

  •
  Flattop. We are the number one producer of flattop for the global beverage and container end markets.

  •
  Special Components. We are the market leader in Solenoid Actuated motor brakes.

  •
  Industrial Chain. We are the largest North American supplier of engineered chain used in a variety of conveyor systems and drive applications. We also have the leading position in the non-commodity engineered chain and conveying equipment markets in North America.

  •
  Aerospace Bearings and Seals. We are the leading global producer of rolling element airframe control bearings and slotted entry and split ball bearings.

              We were formed by certain affiliates of our equity sponsor, The Carlyle Group, in connection with the acquisition on November 25, 2002 by RBS Acquisition Corporation, our indirect wholly owned subsidiary, from Invensys plc and certain of its affiliates, of all of the capital stock of 16 entities that comprised the Rexnord Group of Invensys. We refer to this transaction throughout this prospectus as the Acquisition.

Our Industry

              According to Industrial Market Information, Inc., the domestic PT industry is approximately an $84 billion per year industry. Of this overall estimated PT products industry, the relevant domestic market for our current product offerings is approximately $5 billion, which includes all product categories in all industries in which we currently compete. The PT industry is fragmented and most participants have limited product lines and serve specific geographies. While there are numerous limited product line competitors, there are only a few national and international competitors of a size comparable to our own, including the Emerson Power Transmission Division of Emerson Electric Co. and the Dodge Manufacturing Division of Rockwell Automation, Inc. The industry's customer base is broadly diversified across many sectors of the economy. We believe that market growth in the PT industry is closely tied to overall growth in industrial production.

              Precision motion technology products are generally critical components in the machinery or plant in which they operate, yet they typically represent only a fraction of an end user's total production cost. However, because the costs associated with product failure to the end user can be substantial, we believe end users in most of the markets we serve focus on products with quality, reliability and availability, rather than considering price alone, when making a purchasing decision. We believe that the key to success in our industry is to develop a reputation for quality and reliability as well as an extensive distribution network to maintain attractive margins on products and gain market share.

              Our industry is also characterized by relatively high barriers to entry, including the need for significant start-up capital expenditures, experience with sophisticated engineering requirements, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we expect should allow those companies with broader product offerings to capture additional market share. We believe entry into our markets by foreign competitors with low cost labor will be limited due to the fact that we manufacture highly specialized niche products for which access to distribution channels is limited.

Our Strengths

              Market Leadership Positions in Diversified End Markets.    We derive our high-margin performance from holding leading industry positions in the markets in which we compete. We believe we have achieved this market leadership because of our extensive offering of high quality products, positive brand perception, highly-engineered product lines, market experience and focus on customer satisfaction. We believe we have further enhanced our position as a market leader with the Falk Acquisition in May 2005, which is one of the preeminent and most recognized brands in the industry. The Falk Acquisition has established our gear and coupling product lines as market leaders with meaningful relative market shares giving us increased exposure to new end markets in which Falk has had a sizeable market presence such as mining, natural resource extraction, cement and aggregates.

              Significant Installed Base and Extensive Distribution Network.    Over the past century, we have established long-term relationships with OEMs serving a wide variety of industries. As a result of incorporating our moving, wearing components into their products, our sales to OEMs have created a broad installed base for our products, and one which generates significant aftermarket sales for us as our products are consumed in use. These aftermarket sales from the installed base in turn create a recurring revenue stream from our distribution partners. We believe our scale, end-user preference and product line breadth make our portfolio an attractive package to distributors in our industry, and our network of distributors is as broad as that of any PT company, critical factors that contribute to our high base of recurring aftermarket revenues.

              The Rexnord Business System.    RBS was originally established in 2001 by our CEO, Bob Hitt, and then augmented by Carlyle in partnership with George Sherman, our chairman of the board, former CEO of the Danaher Corporation and architect of the Danaher Business System. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. The purpose of RBS is to deliver the highest level of customer satisfaction. RBS is based on three basic tenets: People, Plan and Process, and focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of a lean process necessary to achieve the strategic plan. RBS embodies a wide-ranging lean enterprise strategy based on eliminating waste from every business process to provide world class quality, delivery and service to customers while maximizing the quality of earnings and return on investment. Implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. Prior to the Falk Acquisition in May 2005, the implementation of RBS resulted in the achievement of significant operational improvements, including: on-time delivery improvement from 68% in March 2003 to 91% in March 2005; a reduction in selling, general and administrative expenses as a percentage of sales from 21% for the period from November 25, 2002 through March 31, 2003 to 18.9% in fiscal 2005; the reduction of our overall fixed cost base by consolidating manufacturing locations; the reduction of headcount by 12% from 5,400 in March 2002 to 4,760 in March 2005; and the rationalization of our product offerings. We continue to aggressively implement operational excellence initiatives through RBS.

              New Product Development and Application Engineering Expertise.    We possess strong application engineering and new product development capabilities, and we believe we have a reputation as an innovator in our markets. As a result of our extensive library of product applications, knowledge and expertise applied across our extensive portfolio of stock keeping units, or SKUs, we are well positioned to develop customized solutions in response to customer needs. We believe our product development expertise is another driving factor that has enabled us to achieve leading positions across all of our core product lines.

              Experienced, High-Caliber Management Team.    Our management team is headed by Bob Hitt, President, Chief Executive Officer and Director, who joined Rexnord in 2000 after serving for six years in leadership positions at Invensys plc and its predecessor, Siebe plc. Mr. Hitt has led the successful implementation of RBS. Other members of our management team include Tom Jansen, Executive Vice President of Finance and Chief Financial Officer, who has spent 24 years at Rexnord and Mike Andrzejewski, Vice President of Business Development, who has been with Rexnord for 32 years. In addition, this management team has had numerous successes integrating acquisitions, including the integration of Falk.

Our Business Strategy

              We believe we are well positioned to achieve sustainable growth in excess of the market because of our focus on end markets where we can exert leadership, our diverse, premier customer base, our strong application engineering and product development expertise, the inherent barriers to entry and expansion opportunities in markets outside of North America. We plan to use the following strategies to further our growth:

              Apply the Rexnord Business System.    The purpose of RBS is to deliver the highest level of customer satisfaction. Grounded in three key tenets—People, Plan and Process—RBS focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of lean processes necessary to achieve the strategic plan. Our implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. Despite significant successes achieved to date in the areas of inventory management, headcount and operating margins, we expect to achieve further operational efficiencies by continuing to aggressively implement RBS throughout our businesses.

              Leverage Distributor Channels.    By marketing our products to both OEMs and directly to end users, we create an expressed end-user preference for our products. We believe this customer preference is important in differentiating our products from our competitors' products and preserving our ability to influence OEMs and distributors to select our products. In addition, because it is more cost effective for distributors to deal with multi-line suppliers, we believe our relative market power with distributors is and will continue to be enhanced by the fact that we have one of the most extensive product portfolios in the industry. We also believe entry into our markets by foreign competitors with low cost labor will be limited due to the fact that we manufacture highly specialized niche products for which access to distribution channels is limited. We believe the combination of these factors, in addition to joint marketing and other collaborative efforts, will position us to gain additional share with these distributors.

              Continue Product Group Focus.    Since the Acquisition, we have aligned the organization to provide improved focus on the development and execution of the various product group strategies while maintaining alignment with the overall corporate growth strategy. We put in place the corporate-level resources, including field sales, customer service, logistics and technology, to allow our products groups to take advantage of existing cost and marketplace leverage. We believe this organization, in addition to being a major advantage in competing with industrial PT companies with more limited product offerings, provides us with enhanced market visibility and focus, which we believe positions us to capture additional market share.

              Pursue Strategic Acquisitions.    With our breadth of offerings across the universe of PT and related products, our strong customer and distributor relationships and our know-how in implementing lean enterprise initiatives through RBS, we have an ideal platform for acquiring and successfully integrating related businesses, as evidenced through our acquisition and integration of Falk. Management believes that there may be a number of attractive potential acquisition candidates in the future, in part due to the fragmented nature of the industry, and we will continue to pursue strategic acquisitions to augment our growth, enhance our industry leadership and create value.

The Falk Acquisition

              In May 2005, we acquired The Falk Corporation, or Falk, from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings with calendar year 2004 sales of $203.1 million, and is a recognized leader in the gear and coupling markets with exceptional "brand equity" as evidenced by its number one rating in gearboxes and couplings in Plant Services Magazine's "Reader's Choice Award" in 2004. The Falk Acquisition significantly enhanced our position as a leading manufacturer of highly-engineered precision motion technology products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk's complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk Acquisition created a comprehensive, market-leading product portfolio that we believe to be the broadest in the industry.

Our Equity Sponsor

              The Carlyle Group, or Carlyle, is a global private equity firm based in Washington, DC with investment professionals in 14 countries around the world. Carlyle invests in buyouts, venture, real estate and leveraged finance in North America, Europe, and Asia. Founded in 1987, Carlyle has invested $14.9 billion in 439 transactions and has achieved a strong track record over the last 18 years. Carlyle has approximately $35 billion of capital under management and conducts its investment activities through focused industry groups that leverage the extensive operating, corporate and financial expertise of its partners.

              We are a Delaware corporation. Our principal executive offices are located at 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214. Our telephone number is (414) 643-3000. Our website is located at www.rexnord.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common Stock offered by RBS Global, Inc.	shares.
Common Stock to be offered by the selling stockholders	shares.
Shares outstanding after the offering	shares.
Use of proceeds
We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $ million. We intend to use these net proceeds to repay a portion of our outstanding indebtedness.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.
NYSE symbol	"RXN."

              The number of shares outstanding after the offering excludes shares reserved for issuance under our stock option plans, of which options to purchase            shares at an average option price of $                              have been issued. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we or the selling shareholders will issue and sell an additional                        shares. Unless we indicate otherwise, all information in this prospectus gives effect to a    for    stock split of our common stock that will occur immediately prior to the closing of this offering.

Summary Financial Data

              The summary historical financial data as of March 31, 2004 and 2005, for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003 and for the years ended March 31, 2004 and 2005, have been derived from our consolidated financial statements and related notes thereto included in this prospectus, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The historical financial data as of March 31, 2003 has been derived from financial statements audited by Ernst & Young LLP, which are not included in this prospectus. The summary historical financial data as of and for the nine months ended January 2, 2005 and January 1, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summarized unaudited pro forma financial data for the nine months ended January 1, 2006 and the year ended March 31, 2005 have been prepared to give pro forma effect to the borrowing by our subsidiary, Rexnord Corporation, of $312 million under the senior credit facilities on May 16, 2005 and the Falk Acquisition, and assume that these transactions occurred on April 1, 2004, which is the beginning of our 2005 fiscal year. The following data should be read in conjunction with "Unaudited Pro Forma Combined Financial Information," "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Basis of Accounting(1) Period From April 1, 2002 through November 24, 2002
							Pro Forma
		Period From November 25, 2002 through March 31, 2003	Fiscal Year Ended March 31,					Nine Months Ended
					Nine Months Ended		Year Ended
(Dollars in millions)			2004	2005	January 2, 2005 (unaudited)	January 1, 2006(2) (unaudited)	March 31, 2005 (unaudited)	January 1, 2006(2) (unaudited)
Statements of Income Data:
Net sales	$469.3	$252.5	$712.8	$811.0	$587.8	$777.7	$1,014.1	$802.9
Cost of sales	310.5	162.1	485.4	555.8	409.8	537.6	712.4	556.0

Gross profit	158.8	90.4	227.4	255.2	178.0	240.1	301.7	246.9
Selling, general and administrative expenses	103.1	52.9	148.1	153.6	112.9	136.6	186.9	141.2
Restructuring and other similar costs	7.5	—	2.6	7.3	3.0	20.3	14.8	20.7
Curtailment gain	—	—	(6.6)	—	—	—	—	—
Income from litigation settlement	(2.3)	—	—	—	—	—	—	—
Amortization of intangible assets	1.1	4.6	13.9	13.8	10.4	11.6	15.8	11.9

Income from operations	49.4	32.9	69.4	80.5	51.7	71.6	84.2	73.1
Interest expense, net	(13.0)	(16.3)	(45.4)	(44.0)	(32.5)	(45.2)	(62.2)	(47.4)
Other expense, net	(0.1)	(0.5)	(1.1)	(0.7)	(1.5)	(3.8)	(0.4)	(3.8)

Income before income taxes	36.3	16.1	22.9	35.8	17.7	22.6	21.6	21.9
Provision for income taxes	16.0	6.5	8.7	14.2	7.2	9.4	8.6	9.1

Net income	$20.3	$9.6	$14.2	$21.6	$10.5	$13.2	$13.0	$12.8

Other Information:
EBITDA(3)	$73.5	$47.2	$113.7	$125.2	$84.5	$111.3	$145.3	$114.4
Net Cash provided by (used for)
Operating activities	(27.0)	51.1	45.0	67.4	22.6	44.5	—	—
Investing activities	(11.2)	(920.0)	(30.7)	(19.3)	(19.1)	(322.6)	—	—
Financing activities	16.4	906.3	(31.2)	(42.0)	(12.8)	260.5	—	—
Depreciation and amortization of intangible assets	24.2	14.8	45.4	45.4	34.3	43.5	—	—
Expenditures for property, plant and equipment	11.8	6.9	22.1	25.7	20.1	22.3	—	—
	Fiscal Year Ended March 31,
(Dollars in millions)				January 2, 2005 (unaudited)	January 1, 2006(2) (unaudited)
	2003	2004	2005
Balance Sheets Data:
Cash	$37.2	$21.8	$26.3	$13.5	$8.7
Working capital(4)	135.8	117.6	118.9	145.8	160.7
Total assets	1,314.2	1,299.1	1,277.4	1,275.2	1,569.0
Total debt(5)	580.5	550.8	506.7	536.3	773.4
Total stockholders' equity	375.0	399.1	424.7	418.4	435.6

Footnotes on following page

(1)
Consolidated financial data for all periods subsequent to November 25, 2002 (the date of the Acquisition) reflect the fair value of assets acquired and liabilities assumed in connection with the Acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Acquisition. The financial data for periods prior to November 25, 2002 have a different basis of accounting and are presented for informational purposes and consist of the combined historical financial data of the wholly owned subsidiaries of Invensys, or the Predecessor, and its affiliates that were acquired by our indirect wholly owned subsidiary, RBS Acquisition Corporation, in the Acquisition (Predecessor Basis of Accounting).

(2)
Consolidated financial data as of January 1, 2006 and for the nine months ended January 1, 2006 reflect the estimated fair value of assets acquired and liabilities assumed in connection with the Falk Acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Falk Acquisition.

(3)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes it is an important supplemental measure of performance and it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Other companies in our industry may calculate EBITDA differently. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. Because EBITDA is calculated before recurring cash charges, including interest expense and taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business. A reconciliation of net income to EBITDA is as follows:

	Predecessor Basis of Accounting(1) Period From April 1, 2002 through November 24, 2002						Pro Forma
			Fiscal Year Ended March 31,		Nine Months Ended			Nine Months Ended January 1, 2006(2) (unaudited)
		Period From November 25, 2002 through March 31, 2003					Year Ended March 31, 2005 (unaudited)
(Dollars in millions)					January 2, 2005 (unaudited)	January 1, 2006(2) (unaudited)
			2004	2005
Net income	$20.3	$9.6	$14.2	$21.6	$10.5	$13.2	$13.0	$12.8
Interest expense, net	13.0	16.3	45.4	44.0	32.5	45.2	62.2	47.4
Provision for income taxes	16.0	6.5	8.7	14.2	7.2	9.4	8.6	9.1
Depreciation and amortization of intangibles	24.2	14.8	45.4	45.4	34.3	43.5	61.5	45.1

EBITDA	$73.5	$47.2	$113.7	$125.2	$84.5	$111.3	$145.3	$114.4

EBITDA for the nine months ended January 1, 2006 includes $20.3 million of restructuring charges, other expenses of $3.8 million and a $0.5 million "last-in, first-out," or LIFO, charge. EBITDA for the nine months ended January 2, 2005 includes $3.0 million of restructuring charges, other expenses of $1.5 million and a $2.1 million LIFO charge. EBITDA for the fiscal year ended March 31, 2005 includes $7.3 million of restructuring charges, a $1.6 million charge related to the write-off of excess and obsolete inventory that was on-hand on the date that the Acquisition was consummated for which no reserves were established in purchase accounting, other expenses of $0.7 million and a $2.0 million LIFO charge. EBITDA for the fiscal year ended March 31, 2004 includes $2.6 million of restructuring charges, a $6.6 million curtailment gain related to our pension and postretirement plans, other expenses of $1.1 million and a $0.4 million LIFO benefit. EBITDA for the period from November 25, 2002 through March 31, 2003 includes other expenses of $0.5 million and a $0.3 million LIFO benefit. EBITDA for the period from April 1, 2002 through November 24, 2002 includes $7.5 million of restructuring charges, other expenses of $0.1 million, $2.3 million of income from a litigation settlement, losses of $0.7 million related to the operating results of the Hansen P4 product line which has been retained by our former parent company, Invensys plc, and excludes $1.6 million of pro forma expenses related to costs that the Company would have expected to incur had the Company operated as a separate legal entity from Invensys prior to November 25, 2002.

(4)
Represents total current assets less total current liabilities.

(5)
Total debt represents long-term debt plus the current portion of long-term debt, and includes intercompany loans in 2002 and 2001 with Invensys, net.

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

Our markets within the PT industry are very competitive.

              We operate in highly fragmented markets within the PT industry. As a result, we compete against numerous different companies. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, and some of our competitors have greater financial and other resources than we do. Competition in our business lines is based on a number of considerations including product performance, cost of transportation in the distribution of our products, brand reputation, quality of client service and support and price. Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. If we are not selected to become one of these preferred providers, we may lose access to certain sections of the end markets in which we compete. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, customer service and support, marketing and our distribution networks. We may also have to adjust the prices of some of our products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make these investments or that we will maintain our competitive position within each of the markets we serve.

We rely on independent distributors.

              In addition to our own direct sales force, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our customers. We support an extensive distribution network, with over 1,900 distributor locations nationwide. Rather than serving as passive conduits for delivery of product, our industrial distributors are active participants in the overall competitive dynamic in the PT industry. Industrial distributors play a significant role in determining which of our products are stocked at the branch locations, and hence are most readily accessible to aftermarket buyers, and the price at which these products are sold. For the fiscal year ended March 31, 2005, approximately 18% of our net sales were generated through sales to three of our key independent distributors: Motion Industries, Inc. (which accounted for 9%), Applied Industrial Technologies, Inc. and Kaman Corporation. Almost all of the distributors with whom we transact business offer competitors' products and services to our customers. In addition, the distribution agreements we have are typically cancelable by the distributor after a short notice period. The loss of a substantial number of these distributors or an increase in the distributors' sales of our competitors' products to our customers could materially reduce our sales and profits.

We are highly leveraged, and we may not be able to meet our future debt service requirements.

              As of January 1, 2006, our total debt was $773.4 million (which includes the term loan used to fund the Falk Acquisition). Our ability to make scheduled payments of principal of, pay interest on, or refinance our indebtedness will depend on our future performance. Our performance depends, in part, on prevailing economic conditions and financial, business and other factors, including factors beyond our control. To the extent that we use a substantial portion of our cash flow from operations to pay the principal and interest on our indebtedness, that cash flow will not be available to fund our future operations and capital expenditures. We cannot be sure our operating cash flow will be sufficient to fund our future capital expenditures and debt service requirements or to fund future operations. In addition, our ability to comply with certain financial covenants included in our debt agreements will depend on our future cash flows and results of operations.

Our business depends upon general economic conditions, and we serve customers in cyclical industries.

              Our financial performance depends, in large part, on conditions in the markets that we serve and in the U.S. and global economy generally. Some of the industries we serve are highly cyclical, such as the aerospace, energy and industrial equipment industries. While we are currently experiencing an upturn in the economic environment, it is uncertain how long this upturn will continue. We have undertaken cost reduction programs as well as diversified the end-market served to mitigate the effect of a downturn in economic conditions, however, such programs may be unsuccessful in the event a downturn occurs. Any sustained weakness in demand or downturn or uncertainty in the economy generally would reduce our sales and profitability.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

              The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet customers' needs in the industries we serve and want to serve. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality, price competitiveness, technical and manufacturing expertise, development and product design capability, new product innovation, reliability and timeliness of delivery, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet our customers' changing specifications with respect to these criteria. We cannot assure you that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our businesses. Furthermore, we cannot assure you that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

If we lose certain of our key sales, marketing or engineering personnel, our business may be adversely affected.

              Our success depends on our ability to recruit, retain and motivate highly-skilled sales, marketing and engineering personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. In addition, while we have entered into employment agreements with some of our key personnel, we cannot assure you that these individuals will stay with us. If any of these key personnel were to leave our company it could be difficult to replace him, and our business could be harmed.

Increases in the cost of our raw materials, in particular sheet, plate and bar steel, casting, forgings and high-performance engineered plastic, or the loss of a substantial number of our suppliers could adversely affect our financial health.

              In the fiscal year ended March 31, 2005, approximately 28% of our net sales were applied towards the purchase of raw materials required for our manufacturing processes. We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into contracts for certain large commodity purchases, although we currently are not a party to any unconditional purchase obligations pursuant to any take-or-pay or through-put contracts. In the past, these contracts generally have had one-to-five year terms and have contained competitive and benchmarking clauses to ensure competitive pricing. While we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of many of our raw materials. We do not typically enter into hedge transactions to reduce our exposure to price risks and cannot assure you that we would be successful in passing on any attendant costs if these risks were to materialize. In addition, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonably terms, or at all, or if we are unable to maintain or enter into our purchasing contracts for our larger commodities, our business operations could be disrupted and our profitability could be adversely impacted.

We may be unable to make necessary capital expenditures.

              We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our products' processes. As we grow our businesses, we may have to incur significant capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and borrowings under the senior credit facilities of our subsidiary, Rexnord Corporation, which we guarantee. However, the agreement that governs the senior credit facilities, or the Credit Agreement, contains limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our sales and profitability.

Our international operations are subject to uncertainties, which could adversely affect our operating results.

              Our business is subject to certain risks associated with doing business internationally. Our net sales outside the United States represented approximately 35% of our total sales for fiscal year 2005. Accordingly, our future results could be harmed by a variety of factors, including:

  •
  fluctuations in currency exchange rates;

  •
  exchange controls;

  •
  compliance with U.S. Department of Commerce export controls;

  •
  tariffs or other trade protection measures and import or export licensing requirements;

  •
  potentially negative consequences from changes in tax laws;

  •
  interest rates;

  •
  unexpected changes in regulatory requirements;

  •
  differing labor regulations;

  •
  requirements relating to withholding taxes on remittances and other payments by subsidiaries;

  •
  restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

  •
  restrictions on our ability to repatriate dividends from our subsidiaries; and

  •
  exposure to liabilities under the Foreign Corrupt Practices Act.

              As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

We may incur significant costs for environmental compliance and/or to address liabilities under environmental laws and regulations.

              Our operations and facilities are subject to extensive federal, state, local and foreign laws and regulations related to pollution and the protection of the environment, health and safety, including those governing, among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of waste and other materials, and the remediation of contaminated sites. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with these environmental laws and regulations. We believe that our business, operations and facilities are being operated in material compliance with applicable environmental laws and regulations. However, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations, or the permits required for our operations could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

              Several environmental laws and regulations, including the federal Superfund law, impose liability to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on potentially responsible parties, or PRPs, for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several, resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting investigations and cleanup of known or potential contamination at several of our current and former facilities, and have been named as a PRP at several third party Superfund sites. See "—Legal Proceedings" for a discussion regarding our Downers Grove, Illinois facility and the Ellsworth Industrial Park Site. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not currently applicable to our operating facilities, and as a result, we could incur significant unanticipated costs. The discovery of additional contamination, or the imposition of more stringent cleanup requirements, could require significant expenditures by us. We may also face liability for alleged personal injury or property damage due to exposure to hazardous substances used at our facilities or that may be contained within our current or former products.

              We believe that, subject to various terms and conditions, we enjoy certain indemnification protection from Invensys with respect to certain environmental liabilities that may have occurred prior to the Acquisition, including certain liabilities associated with our Downers Grove, Illinois facility and with personal injury claims for alleged exposure to hazardous materials. We also believe that, subject to various terms and conditions, we enjoy certain indemnification protection from Hamilton Sunstrand Corporation, or Hamilton Sunstrand, with respect to certain environmental liabilities that may have occurred prior to the Falk Acquisition, including certain liabilities associated with personal injury claims for alleged exposure to hazardous materials. See "—Legal Proceedings" for a discussion regarding certain matters that we believe may enjoy such indemnification protection. We cannot assure you, however, that Invensys or Hamilton Sunstrand will be able to satisfy their respective indemnification obligations. If Invensys or Hamilton Sunstrand becomes unable to, or otherwise does not, comply with their respective indemnity obligations, or if certain contamination or other liability for which we are obligated is not subject to this indemnity, we could become subject to significant liabilities. As a result, it is possible that we will not be able to recover pursuant to these indemnities a substantial portion, if any, of the costs that we may incur.

We rely on intellectual property that may be misappropriated or subject to claims of infringement.

              We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe on or challenge our intellectual property rights. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could reduce our sales and profitability. In addition, in the ordinary course of our operations, from time to time we pursue and are pursued in potential litigation relating to the protection of certain intellectual property rights, including some of our more profitable products, such as flattop chain.

We could face potential product liability claims relating to products we manufacture or distribute.

              We may be subject to product liability claims in the event that the use of our products, or the exposure to our products or their raw materials is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage, but we cannot assure you that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our business depends on the strong brand reputation we have developed. In the event that this reputation is damaged as a result of a product liability claim, we may face difficulty in maintaining our pricing positions and market share with respect to some of our products, which would reduce our sales and profitability.

We, our customers and our shippers have unionized employees that may stage work stoppages, which could seriously impact the profitability of our business.

              As of January 1, 2006, we had approximately 5,680 employees, of whom approximately 4,151 were employed in the United States and the remainder were employed abroad. Approximately 650 of our North American employees are represented by labor unions. The four U.S. collective bargaining agreements to which we are a party will expire in September 2006, April 2008, July 2008 and February 2009. Additionally, approximately 19% of our workforce is employed in Europe where trade union membership is common. Although we believe that our relations with our employees are good currently, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. In addition, if a greater percentage of our workforce becomes unionized, our business and financial results could be materially adversely affected. Many of our direct and indirect customers have unionized workforces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are used. In addition, organizations responsible for shipping our products may be impacted by occasional strikes staged by the International Brotherhood of Teamsters, or Teamsters Union. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

We may be unable to successfully realize all of the intended benefits from the Falk Acquisition, and we may be unable to identify or realize the intended benefits of other potential acquisition candidates.

              We acquired Falk on May 16, 2005 and are still in the process of integrating it into our business. If we are unable to manage this process effectively, or if unforeseen circumstances arise, we may not realize the intended benefits from this acquisition. We may also evaluate other potential acquisitions, some of which could be material, and engage in discussions with acquisition candidates. We cannot assure you that suitable acquisition candidates will be identified and acquired in the future, that the financing of any such acquisition will be available on satisfactory terms or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that our acquisition strategies will be successfully received by customers or achieve their intended benefits. Often acquisitions are undertaken to improve the operating results of either or both of the acquiror and the acquired company and we cannot assure you that we will be successful in this regard. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management's attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect us.

The Carlyle Group controls us and may have conflicts of interest with our other shareholders in the future.

              Entities controlled by Carlyle own 95% of our equity and are able to control our affairs in all cases. After this offering, Carlyle will beneficially own     % of our common stock, or    % if the underwriters exercise their over-allotment option in full. As a result, Carlyle will continue to be able to control the election and removal of our directors and determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. This concentration of ownership may delay or deter possible changes in control of our company, which may reduce the market price of our stock. We cannot assure you that the interests of Carlyle will coincide with the interests of other holders of our common stock.

              In addition, upon completion of the offering, we will be a "controlled company" within the meaning given to that term under the rules of the NYSE. As a controlled company, we will be exempt from the requirements that our board of directors be comprised of a majority of independent directors or that our compensation committee and governance and nominating committee be comprised of independent directors. Directors who are independent from Rexnord will from time to time after this offering comprise less than a majority of our board of directors and, if so, independent directors will have less influence over our corporate governance and other issues in which stockholders may have an interest than if they comprised a majority of our board of directors.

Our future required cash contributions to our pension plans may increase if new pension funding requirements are enacted into law.

              Congress is considering legislation to reform funding requirements for underfunded pension plans on a prospective basis. The proposed legislation as currently drafted would, among other things, increase the percentage funding target from 90% to 100% and require the use of a more current mortality table in the calculation of minimum yearly funding requirements. This proposed legislation is preliminary and could change significantly before it is enacted into law. Our future required cash contributions to our two underfunded U.S. defined benefit pension plans may increase based on the funding reform provisions that are ultimately enacted into law.

Risks Related to this Offering

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

              Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

We cannot assure you that an active trading market will develop for our stock.

              There has never been a public market for our common stock. While we intend to file an application for the listing of our common stock on the New York Stock Exchange, an active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of our common stock will be determined through negotiations between the underwriters, us and the selling shareholders and may not be indicative of the price that will prevail in the open market following this offering.

A substantial number of our shares of common stock may be sold in the public market by our principal stockholders who hold shares with large unrealized gains, or otherwise, which could adversely affect the market price of our shares, which in turn could negatively impact your investment in us.

              Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have                        shares of common stock issued and outstanding (including                        shares which we expect to be issued upon exercise of stock options by certain of the selling stockholders and resold in this offering). All of the shares we and the selling stockholders are selling in this offering, plus any shares sold upon the exercise of the underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates. A number of our other shares also are freely tradeable. Upon completion of this offering,                        of our shares of common stock will be restricted or control securities within the meaning of Rule 144 under the Securities Act of 1933 (                        shares of common stock if the underwriters' over-allotment option is exercised in full). The rules affecting the sale of these securities are summarized under "Shares Eligible for Future Sale." Following this offering, without giving effect to the over-allotment option, stockholders that collectively own                        shares of our common stock will have registration rights with respect to their shares.

              Subject to certain exceptions described under the caption "Underwriting," we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of            days from the date of this prospectus. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

              Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a very large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares.

              We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

You will experience immediate and substantial dilution.

              The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of           million shares of common stock by us at an assumed initial public offering price of $         per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution of approximately $      in the net tangible book value per share. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution.

Because we have not paid dividends in the past and do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.

              We have no present plans to pay cash dividends to our stockholders and, for the foreseeable future, intend to retain all of our earnings for use in our business. The declaration of any future dividends by us is within the discretion of our board of directors and will be dependent on our earnings, financial condition and capital requirements, as well as any other factors deemed relevant by our board of directors. In addition, the Credit Agreement governing the senior credit facilities contains covenants limiting the payment of cash dividends without the consent of the lenders and the indenture governing the 10.125% senior subordinated notes due 2012, or the senior subordinated notes, of our subsidiary, Rexnord Corporation, contain covenants limiting the payment of cash dividends without the consent of the holders of the senior subordinated notes.

Although we already file periodic reports with the Securities and Exchange Commission, becoming a public company will increase our expenses and administrative burden, in particular to bring our company into compliance with the Sarbanes Oxley Act of 2002.

              As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

              In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the New York Stock Exchange, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

              Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled "Risk Factors." Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

USE OF PROCEEDS

              Assuming an initial public offering price of $            per share, we estimate that we will receive net proceeds from this offering of approximately $            million, after deducting underwriting discounts and commissions and other estimated expenses of $            million payable by us. This estimate assumes an initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

              We intend to use the net proceeds from the offering to pay a portion of our term loans, a portion of which were used to fund the Falk Acquisition. The senior credit facilities provide for $587 million of term loans and a $75 million revolving credit facility, each of which will terminate in fiscal 2012. The applicable interest rate under the senior credit facilities for all borrowings outstanding as of March 20, 2006 was 7% per year.

DIVIDEND POLICY

              We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future, and the Credit Agreement governing the senior credit facilities and the indenture governing the senior subordinated notes limit our ability to pay dividends or other distributions on our common stock. See "Description of Our Indebtedness." The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

              The following table sets forth our capitalization as of January 1, 2006:

  •
  on an actual basis, and

  •
  on an as adjusted basis to give effect to our sale of            shares of common stock in this offering at an assumed offering price of $            .

              You should read this table in conjunction with the consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	As of January 1, 2006
	Actual	As Adjusted
	(unaudited)
	(in millions)
Cash	$8.7	$

Long-term debt	773.4

Stockholders' equity:
Common stock	0.1
Additional paid-in capital	363.1
Retained earnings	58.6
Accumulated other comprehensive income	13.8

Total stockholders' equity	435.6

Total capitalization(1)	$1,209.0	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash, additional paid-in capital, total stockholders' equity and total capitalization by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

              Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

              Our net tangible book value as of January 1, 2006 was $            million, or $            per share. After giving effect to the receipt and our intended use of approximately $            million of estimated net proceeds from our sale of            shares of common stock in the offering at an assumed offering price of $            per share, our as adjusted net tangible book value as of January 1, 2006 would have been approximately $            million, or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$
Net tangible book value before the offering
Increase per share attributable to investors in the offering

Pro forma net tangible book value after the offering

Dilution per share to new investors	$

              A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book deficit by $            , the as adjusted net tangible book deficit per share after this offering by $            per share and the dilution per share to new investors in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

              The following table summarizes on an as adjusted basis as of January 1, 2006, giving effect to:

  •
  the total number of shares of common stock purchased from us;

  •
  the total consideration paid to us, assuming an initial public offering price of $            per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

  •
  the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Investors in the offering		%		%

Total		100%		$100%

              A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $            , $            and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

              The tables and calculations above assume no exercise of:

  •
  stock options outstanding as of January 1, 2006 to purchase            shares of common stock at a weighted average exercise price of $            per share; or

  •
  the underwriters' over-allotment option.

              To the extent any of these options are exercised, there will be further dilution to new investors.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

              We present below our historical and pro forma combined financial information for the nine months ended January 1, 2006 and the year ended March 31, 2005. The unaudited pro forma combined financial information gives effect to:

  •
  the borrowing by our subsidiary, Rexnord Corporation, of $312 million in term loans under the senior credit facilities, and

  •
  the Falk Acquisition.

              The unaudited pro forma combined financial information is based on the estimates and assumptions included in the notes to the unaudited pro forma combined financial statements. The unaudited pro forma combined financial information has been prepared using the purchase method of accounting in which the total cost of the Falk Acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the effective date of the acquisition. The adjustments included in the unaudited pro forma combined financial information represent the preliminary determination of such adjustments based upon currently available information. We are in the process of obtaining third-party appraisals of the acquired property, plant and equipment and certain identifiable intangible assets. In addition, we are in the process of strategically assessing our combined business which may give rise to additional purchase liabilities. Accordingly, the actual adjustments to be recorded in connection with the final purchase price allocation may differ from the pro forma adjustments reflected within the unaudited pro forma combined information. Such revisions to the preliminary purchase price allocation could have a significant impact on the pro forma amounts. We expect to finalize the purchase price allocation within one year from the date of the Falk Acquisition.

              For the unaudited pro forma combined statement of income for the nine months ended January 1, 2006, we combined our unaudited consolidated statement of income for the nine months ended January 1, 2006 with Falk's unaudited combined statement of income for the period from April 1, 2005 through May 16, 2005 (the Falk Acquisition date).

              For the unaudited pro forma combined statement of income for the year ended March 31, 2005, we combined our consolidated statement of income for our fiscal year ended March 31, 2005 with Falk's combined statement of income for their fiscal year ended December 31, 2004. No adjustments were made to conform Falk's combined statement of income for the fiscal year ended December 31, 2004 to our fiscal year-end.

              The unaudited pro forma combined statements of income assume that our acquisition of Falk and the borrowing of $312 million by our subsidiary Rexnord Corporation under the senior credit facilities occurred on April 1, 2004, the beginning of our 2005 fiscal year. No pro forma effect has been given to any operational or other synergies that may be realized from the Falk Acquisition.

              The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results that might have been achieved had the transactions occurred as of an earlier date, and does not purport to be indicative of future operating results. As a result, these pro forma statements do not project our results of operations for any future date or period. You should read the unaudited pro forma combined financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

RBS GLOBAL, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED JANUARY 1, 2006
(DOLLARS IN MILLIONS)

	Historical RBS Global, Inc.	Adjustments for Debt Issuance		Pro Forma After Debt Issuance	Historical Falk for the period from April 1, 2005 through May 16, 2005	Adjustments for Falk Acquisition		Pro Forma Combined After Debt Issuance and Falk Acquisition
Net sales	$777.7			$$777.7	$25.2			$$802.9
Cost of sales	537.6			537.6	18.8	0.4	(A)	556.0
						(0.8	)(B)

Gross profit	240.1			240.1	6.4	0.4		246.9
Selling, general and administrative expenses	136.6			136.6	4.8	(0.3	)(B)	141.2
						0.1	(C)
Restructuring and other similar costs	20.3			20.3	0.4			20.7
Amortization of intangible assets	11.6			11.6		0.3	(D)	11.9

Income from operations	71.6			71.6	1.2	0.3		73.1
Interest expense, net	(45.2)	(2.2	)(E)	(47.4)	(0.5)	0.5	(F)	(47.4)
Other expense, net	(3.8)			(3.8)				(3.8)

Income before income taxes	22.6	(2.2)		20.4	0.7	0.8		21.9
Provision for income taxes	9.4	(0.9	)(G)	8.5	0.3	0.3	(G)	9.1

Net income	$13.2	$(1.3)		$11.9	$0.4	$0.5		$12.8

Footnotes on following page

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED JANUARY 1, 2006

(A)
Reflects the depreciation for the period from April 1, 2005 through May 16, 2005 (the Falk Acquisition date) of the $33.5 million fair value step-up of property, plant and equipment on a straight-line basis over their estimated weighted average useful lives. This amount is an estimate and may change once the preliminary appraisals used to value the acquired property, plant and equipment are finalized.

(B)
Reflects the elimination of $1.1 million of Falk pension and postretirement expenses for the period from April 1, 2005 through May 16, 2005 (the Falk Acquisition date) for obligations not assumed by Rexnord. Of this total, $0.8 million was recorded in cost of sales and $0.3 million was recorded in selling, general and administrative expenses.

(C)
The $0.1 million of additional selling, general and administrative expenses reflects the estimated incremental costs to operate Falk under Rexnord's ownership, net of the elimination of allocated corporate expenses from Falk's former parent company, for the period from April 1, 2005 through May 16, 2005 (the Falk Acquisition date).

(D)
Reflects the amortization for the period from April 1, 2005 through May 16, 2005 (the Falk Acquisition date) of the acquired intangible assets over the following estimated useful lives: 10 years for customer relationships, 6 to 20 years for patents, and 2 years for software. Acquired tradenames are not amortized as they have indefinite useful lives. This amount is an estimate and may change once the preliminary appraisals used to value the acquired intangible assets are finalized.

(E)
Reflects $2.2 million of interest expense for the period from April 1, 2005 through May 16, 2005 (the Falk Acquisition date) on the $312 million term loan based on an assumed interest rate of 5.75%.

(F)
Reflects the elimination of $0.5 million of Falk interest expense for the period from April 1, 2005 through May 16, 2005 (the Falk Acquisition date) on obligations not assumed by Rexnord.

(G)
Reflects the related tax impact of the pro forma adjustments assuming a 39% effective tax rate.

RBS GLOBAL, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2005
(DOLLARS IN MILLIONS)

	Historical RBS Global, Inc.	Adjustments for Debt Issuance		Pro Forma After Debt Issuance	Historical Falk (A)	Adjustments for Falk Acquisition		Pro Forma Combined After Debt Issuance and Falk Acquisition
Net sales	$811.0			$$811.0	$203.1			$$1,014.1
Cost of sales	555.8			555.8	157.8	(4.2	)(B)	712.4
						3.0	(C)

Gross profit	255.2			255.2	45.3	1.2		301.7
Selling, general and administrative expenses	153.6			153.6	34.2	(1.4	)(B)	186.9
						1.0	(D)
						0.1	(C)
						(0.6)	(E)
Restructuring and other similar costs	7.3			7.3	8.2	(0.7	)(B)	14.8
Amortization of intangible assets	13.8			13.8	—	2.0	(F)	15.8

Income from operations	80.5			80.5	2.9	0.8		84.2
Interest expense, net	(44.0)	(18.2	)(G)	(62.2)	(4.1)	4.1	(H)	(62.2)
Other (expense) income, net	(0.7)			(0.7)	0.3			(0.4)

Income (loss) before income taxes	35.8	(18.2)		17.6	(0.9)	4.9		21.6
Provision (benefit) for income taxes	14.2	(7.3	)(I)	6.9	(0.2)	1.9	(I)	8.6

Net income (loss)	$21.6	$(10.9)		$10.7	$(0.7)	$3.0		$13.0

Footnotes on following page

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2005

(A)
Historical Falk financial information has been reclassified to conform with Rexnord's presentation such that restructuring and other similar costs have been reclassified as a separate caption within operating expenses rather than included within cost of sales.

(B)
Reflects the elimination of $6.3 million of Falk pension and postretirement expenses for obligations not assumed by Rexnord. Of this total, $4.2 million was recorded in cost of sales, $1.4 million was recorded in selling, general and administrative expenses, and $0.7 million was recorded in restructuring and other similar costs.

(C)
Reflects the depreciation of the $33.5 million fair value step-up of property, plant and equipment on a straight-line basis over their estimated weighted average useful lives. This amount is an estimate and may change once the preliminary appraisals used to value the acquired property, plant and equipment are finalized. Of this total, $3.0 million was recorded in cost of sales and $0.1 million was recorded in selling, general and administrative expenses.

(D)
The $1.0 million of additional selling, general and administrative expenses reflects the estimated incremental costs to operate Falk under Rexnord's ownership, net of the elimination of allocated corporate expense from Falk's former parent companies.

(E)
Reflects the elimination of $0.6 million of Falk stock compensation expense recognized pursuant to Statement of Financial Accounting Standards (SFAS) No. 123R, "Share Based Payments" (SFAS 123R). Rexnord has not yet adopted SFAS 123R.

(F)
Reflects the amortization of the acquired intangible assets over the following estimated useful lives: 10 years for customer relationships, 6-20 years for patents, and 2 years for software. Acquired tradenames are not amortized as they have indefinite useful lives. This amount is an estimate and may change once the preliminary appraisals used to value the acquired intangible assets are finalized.

(G)
Reflects $18.2 million of additional interest expense due to (1) $17.9 million of interest on the $312 million term loan based on an assumed interest rate of 5.75% and (2) $0.3 million of incremental amortization of deferred financing costs using the effective interest method over the term of the Credit Agreement governing the senior credit facilities.

(H)
Reflects the elimination of $4.1 million of Falk interest expense on obligations not assumed by Rexnord.

(I)
Reflects the related tax impact of the pro forma adjustments assuming a 39% effective tax rate.

SELECTED FINANCIAL INFORMATION

              The selected historical financial data as of March 31, 2004 and 2005, and for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003 and for the years ended March 31, 2004 and 2005, have been derived from our consolidated financial statements and related notes thereto included in this prospectus, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The financial data as of and for periods prior to November 25, 2002, which have been audited by Ernst & Young LLP, have a different basis of accounting and are presented for informational purposes and consist of the combined historical financial data of the wholly owned subsidiaries of Invensys and its affiliates that were acquired by our indirect wholly owned subsidiary RBS Acquisition Corporation in the Acquisition. The historical financial data as of March 31, 2003 has been derived from financial statements audited by Ernst & Young LLP, which are not included in this prospectus. The selected historical financial data as of and for the nine months ended January 2, 2005 and January 1, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Basis of Accounting (1)
			Period From April 1, 2002 through November 24, 2002	Period From November 25, 2002 through March 31, 2003
	Fiscal Year Ended March 31,				Fiscal Year Ended March 31,		Nine Months Ended
							January 2, 2005 (unaudited)	January 1, 2006(2) (unaudited)
	2001	2002			2004	2005
	(Dollars in millions)
Statements of Income Data:
Net sales	$801.3	$722.2	$469.3	$252.5	$712.8	$811.0	$587.8	$777.7
Cost of sales	485.9	477.1	310.5	162.1	485.4	555.8	409.8	537.6

Gross profit	315.4	245.1	158.8	90.4	227.4	255.2	178.0	240.1
Selling, general and administrative expenses	157.1	146.2	103.1	52.9	148.1	153.6	112.9	136.6
Restructuring and other similar costs	21.8	55.9	7.5	—	2.6	7.3	3.0	20.3
Curtailment gain	—	—	—	—	(6.6)	—	—	—
Income from litigation settlement	—	—	(2.3)	—	—	—	—	—
Amortization of intangible assets	18.5	18.8	1.1	4.6	13.9	13.8	10.4	11.6

Income from operations	118.0	24.2	49.4	32.9	69.4	80.5	51.7	71.6
Interest expense, net	(37.4)	(24.0)	(13.0)	(16.3)	(45.4)	(44.0)	(32.5)	(45.2)
Other income (expense), net	0.1	0.9	(0.1)	(0.5)	(1.1)	(0.7)	(1.5)	(3.8)

Income before income taxes	80.7	1.1	36.3	16.1	22.9	35.8	17.7	22.6
Provision for income taxes	37.0	9.6	16.0	6.5	8.7	14.2	7.2	9.4

Net income (loss)	$43.7	$(8.5)	$20.3	$9.6	$14.2	$21.6	$10.5	$13.2

Other information:
EBITDA(3)	$171.1	$77.7	$73.5	$47.2	$113.7	$125.2	$84.5	$111.3
Cash provided by (used for)
Operating activities	75.6	66.0	(27.0)	51.1	45.0	67.4	22.6	44.5
Investing activities	(33.3)	(14.6)	(11.2)	(920.0)	(30.7)	(19.3)	(19.1)	(322.6)
Financing activities	(49.8)	(52.2)	16.4	906.3	(31.2)	(42.0)	(12.8)	260.5
Depreciation and amortization of intangible assets	53.0	52.6	24.2	14.8	45.4	45.4	34.3	43.5
Expenditures for property, plant and equipment	33.7	21.7	11.8	6.9	22.1	25.7	20.1	22.3

Footnotes on following page

	Predecessor Basis of Accounting (1) March 31,					Nine Months Ended
			March 31,
						January 2, 2005 (unaudited)	January 1, 2006(2) (unaudited)
	2001	2002	2003	2004	2005
	(Dollars in millions)
Balance Sheets Data:
Cash	$22.3	$21.6	$37.2	$21.8	$26.3	$13.5	$8.7
Working capital(4)	127.5	110.1	135.8	117.6	118.9	145.8	160.7
Total assets	1,287.3	1,183.4	1,314.2	1,299.1	1,277.4	1,275.2	1,569.0
Total debt(5)	464.2	412.9	580.5	550.8	506.7	536.3	773.4
Total stockholders' equity	488.2	477.3	375.0	399.1	424.7	418.4	435.6

(1)
Consolidated financial data for all periods subsequent to November 25, 2002 (the date of the Acquisition) reflect the fair value of assets acquired and liabilities assumed in connection with the Acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Acquisition. The financial data for periods prior to November 25, 2002 have a different basis of accounting and are presented for informational purposes and consist of the combined historical financial data of the wholly owned subsidiaries of Invensys and its affiliates that were acquired by our indirect wholly owned subsidiary, RBS Acquisition Corporation, in the Acquisition (Predecessor Basis of Accounting).

(2)
Consolidated financial data as of January 1, 2006 and for the nine months ended January 1, 2006 reflect the fair value of assets acquired and liabilities assumed in connection with the Falk Acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Falk Acquisition.

(3)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes it is an important supplemental measure of performance and it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Other companies in our industry may calculate EBITDA differently. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. Because EBITDA is calculated before recurring cash charges, including interest expense and taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business. A reconciliation of net income (loss) to EBITDA is as follows:

	Predecessor Basis of Accounting (1)
	Fiscal Year Ended March 31,		Period From April 1, 2002 through November 24, 2002	Period From November 25, 2002 through March 31, 2003	Fiscal Year Ended March 31,		Nine Months Ended
							January 2, 2005 (unaudited)	January 1, 2006(2) (unaudited)
	2001	2002			2004	2005
	(Dollars in millions)
Net income (loss)	$43.7	$(8.5)	$20.3	$9.6	$14.2	$21.6	$10.5	$13.2
Interest expense, net	37.4	24.0	13.0	16.3	45.4	44.0	32.5	45.2
Provision for income taxes	37.0	9.6	16.0	6.5	8.7	14.2	7.2	9.4
Depreciation and amortization of intangible assets	53.0	52.6	24.2	14.8	45.4	45.4	34.3	43.5

EBITDA	$171.1	$77.7	$73.5	$47.2	$113.7	$125.2	$84.5	$111.3

EBITDA for the nine months ended January 1, 2006 includes $20.3 million of restructuring charges, other expenses of $3.8 million and a $0.5 million "last-in, first-out," or LIFO, charge. EBITDA for the nine months ended January 2, 2005 includes $3.0 million of restructuring charges, other expenses of $1.5 million and a $2.1 million LIFO charge. EBITDA for the fiscal year ended March 31, 2005 includes $7.3 million of restructuring charges, a $1.6 million charge related to the write-off of excess and obsolete inventory that was on-hand on the date that the Acquisition was consummated for which no reserves were established in purchase accounting, other expenses of $0.7 million and a $2.0 million LIFO charge. EBITDA for the fiscal year ended March 31, 2004 includes $2.6 million of restructuring charges, a $6.6 million curtailment gain related to our pension and postretirement plans, other expenses of $1.1 million and a $0.4 million LIFO benefit. EBITDA for the period from November 25, 2002 through March 31, 2003 includes other expenses of $0.5 million and a $0.3 million LIFO benefit. EBITDA for the period from April 1, 2002 through November 24, 2002 includes $7.5 million of restructuring charges, other expenses of $0.1 million, $2.3 million of income from a litigation settlement, losses of $0.7 million related to the operating results of the Hansen P4 product line which has been retained by our former parent company, Invensys plc, and excludes $1.6 million of pro forma expenses related to costs that the Company would have expected to incur had the Company operated as a separate legal entity from Invensys prior to November 25, 2002.

(4)
Represents total current assets less total current liabilities.

(5)
Total debt represents long-term debt plus the current portion of long-term debt, and includes intercompany loans in 2002 and 2001 with our former parent, net.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion together with our financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under "Risk Factors" and elsewhere in this prospectus. In some cases, for ease of comparison purposes, financial data for the period from November 25, 2002, through March 31, 2003 has been added to financial data for the period from April 1, 2002 through November 24, 2002, to arrive at a 12-month combined period ended March 31, 2003. This combined data may be referred to herein as fiscal year 2003, fiscal 2003 or 2003.

Overview

              We believe that we are one of the leading manufacturers of highly-engineered precision motion technology products, primarily focused on PT products serving industrial and aerospace end markets. We manufacture and market a very broad product portfolio, including flattop chain and modular conveyor belts, industrial bearings, aerospace bearings and seals, special components, couplings and gears and industrial chain. Our products are used in the plants and equipment of companies in diverse industries including food and beverage, energy, aerospace, forest products, cement and construction. Our products are either incorporated into products sold by original equipment manufacturers or sold to end users through industrial distributors as aftermarket products. We have a large installed base of products consisting primarily of moving, wearing components that are consumed in use and that have a predictable replacement cycle. Although our results of operations are dependent on general economic conditions, our large installed base generates aftermarket sales that partially mitigate the impact of economic downturns on our results of operations.

              The PT industry is comprised of numerous participants, most serving specific geographies with discrete product lines. The industry's end-user base is broadly diversified across many sectors of the economy and end users increasingly are focusing on limiting their supplier base, creating the opportunity for companies with broader product offerings to capture additional market share.

              The PT products sold by industry participants generally are critical components in the machinery or plant in which they operate and range from highly-engineered products, such as flattop conveyor chain, to products that are more commoditized in nature, such as roller chain. Regardless of the level of sophistication of the product, PT components typically represent only a fraction of an end user's total production cost. However, because the cost of product failure to the end user is substantial, we believe end users of PT components look to quality, reliability, service, availability and selection, rather than price alone, in making their purchasing decisions.

              In recent years, we have increased our manufacturing focus on highly-engineered products, rather than lower margin commodity products or products with commodity-like qualities. On the other hand, we do continue to manufacture roller chain in Europe. We are continuing to explore outsourcing opportunities for components where high-quality, low-cost sourcing alternatives are available.

Impact of the Acquisition and Related Financing Transactions

              On November 25, 2002, pursuant to a Stock Purchase Agreement between RBS Acquisition Corporation, our indirect wholly owned subsidiary, and Invensys plc and certain of its affiliates, RBS Acquisition Corporation acquired the outstanding stock of the Predecessor for $923.9 million, including direct costs of the Acquisition of $11.8 million. The purchase price was financed by a $359.5 million equity investment from affiliates of Carlyle and certain members of management of the Company, $360 million of term loans under the senior credit facilities and $225 million of the senior subordinated notes.

              We accounted for the Acquisition using the purchase method of accounting and accordingly, the Acquisition resulted in a new basis of accounting for us. We allocated the purchase price on the basis of fair values of the underlying assets acquired and liabilities assumed. Based on a valuation by third party professionals retained by us, a significant portion of the purchase price was allocated to our trademarks and tradenames, a covenant not to compete, patents and our distribution network. We also retained third party professionals to assist in the determination of the fair value of our property, plant and equipment as well as pension and post-retirement obligations. The excess of the total purchase price over the value of our assets at closing was $575.1 million and has been allocated to goodwill, and this indefinite lived asset is subject to annual impairment review. The test for impairment was conducted in the fourth quarter of our fiscal 2005 and no impairment was found for any reporting unit.

Financial Statement Presentation

              The following paragraphs provide a brief description of certain items and accounting policies that appear in our financial statements and general factors that impact these items.

              Net Sales.    Net sales represent gross sales less deductions taken for sales returns and allowances and incentive rebate programs.

              As discussed above, our products are industrial products that are used in a number of diverse end markets and consist of moving, wearing components that are consumed in use. As a result of these characteristics, we believe our net sales are primarily driven by overall changes in the general economy and, specifically, changes in industrial production, the replacement cycles of our products and the maintenance and capital spending trends of the end users of our products. In addition, the cyclicality of the industries in which our end users operate also can affect our net sales. Our relative strength in particular end markets, however, such as food and beverage, and our aftermarket sales through our distributors, which historically have not been as dependent on economic conditions as our sales to original equipment manufacturers, partially mitigate the impact of this market cyclicality.

              Changes in levels of our net sales historically have lagged behind changes in the levels of overall industrial production by three to six months, both when industrial production is increasing and when it is declining. This lag is a result of order lead times and end-user budget cycles as well as levels of existing inventory at our distributors, which levels historically have been lower at the end of economic downturns. Any reduction in inventory held by our industrial distributors has a negative impact on our sales to industrial distributors during that same period. Similarly, during a rising economic environment, historically we have experienced a positive impact on our sales from both increased current direct demand from end users as well as from the replenishment of inventory by our industrial distributors. However, in fiscal 2005 we believe this trend changed somewhat as our industrial distributor customers maintained relatively flat inventory levels while the industrial economic environment improved. As a result, our fiscal 2005 sales growth was driven almost entirely by increased end-user demand.

              Cost of Sales.    Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor costs, including fringe benefits, supplies, utilities, depreciation, insurance, pension and post-retirement benefits, information technology costs and other manufacturing related costs.

              The largest component of our cost of sales is cost of materials, which represented approximately 28% of net sales in fiscal 2005. The principal materials used in our manufacturing processes are commodities that are available from numerous sources and include sheet, plate and bar steel, castings, forgings, high-performance engineered plastics and a wide variety of other components. We have a strategic sourcing program to significantly reduce the number of direct and indirect suppliers we use and to lower the cost of purchased materials.

              The next largest component of our cost of sales is direct and indirect labor, which represented approximately 24% of net sales in fiscal 2005. Direct and indirect labor and related fringe benefit costs are susceptible to inflationary trends. As we continue to implement RBS with the goal of eliminating waste from business processes at all business levels, including labor input, we expect that any productivity gains from RBS will help to offset inflationary price pressure on labor and benefit costs.

              Selling, General and Administrative Expenses.    Selling, general and administrative expense primarily includes sales and marketing, finance and administration, engineering and technical services and distribution. Our major cost elements include salary and wages, fringe benefits, pension and post-retirement benefits, insurance, depreciation, advertising, travel and information technology costs.

Critical Accounting Estimates

              The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results.

              We believe the following accounting policies are the most critical to us in that they are important to our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

              Revenue recognition.    Sales are recorded upon transfer of title of product, which occurs upon shipment to the customer. Because we enter into sales rebate programs with some of our customers, which require us to make rebate payments to them from time to time, we estimate amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns. These rebates are primarily volume-based and are estimated based upon our historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known to us. The value of returned goods during fiscal 2005, fiscal 2004 and for the periods from November 25, 2002 through March 31, 2003, and April 1, 2002 through November 24, 2002 was less than 0.5% of net sales. Other than our standard one-year product warranty, there are no post-shipment obligations.

              Inventory.    We value inventories at the lower of cost or market. Cost of certain domestic inventories are determined on a last-in, first-out, or LIFO, basis. Cost of the remaining domestic inventories and all foreign inventories are determined on a first-in, first-out, or FIFO, basis. The valuation of inventories includes variable and fixed overhead costs and requires significant management estimates to determine the amount of overhead variances to capitalize into inventories. Due to rising raw material costs and changes to manufacturing processes in fiscal 2005, we re-evaluated our process for capitalizing overhead costs into inventory. As a result, we revised certain estimates related to the capitalization of overhead variances which reduced cost of sales by $7 million in fiscal 2005.

              In some cases we have determined a certain portion of our inventories are excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The total write-down of inventories charged to expense was $3.1 million, $1.5 million, $0.4 million and $1.6 million during the fiscal year ended March 31, 2005 and 2004, and the periods from November 24, 2002 through March 31, 2003, and April 1, 2002 through November 24, 2002, respectively.

              Impairment of intangible assets and tangible fixed assets.    Our intangible assets and tangible fixed assets are held at historical cost, net of depreciation and amortization, less any provision for impairment. Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings and improvements	13 to 50 years
Machinery and equipment	3 to 13 years
Hardware and software	3 to 5 years

              An impairment review of intangible or tangible fixed assets is performed if an indicator of impairment, such as an operating loss or cash outflow from operating activities or a significant adverse change in the business or market place, exists. Estimates of future cash flows used to test the asset for impairment are based on current operating projections extended to the useful life of the asset group and are, by their nature, subjective.

              As described in Note 1 to the Consolidated Financial Statements, the excess of the cost of the Company's acquisition of the Predecessor over the fair value of the net tangible and intangible assets acquired at March 31, 2005 of $575.1 million has been allocated to goodwill. This goodwill is not amortized but is reviewed annually for impairment. The test for impairment was conducted in the fourth fiscal quarter of the year ended March 31, 2005 and no impairment was found for any reporting unit.

              The Company is expected to recognize amortization expense of $15.5 million in the fiscal year ending March 31, 2006, $12 million in the fiscal year ending March 31, 2007, $4 million in the fiscal year ending March 31, 2008, $3.8 million in the fiscal year ending March 31, 2009, and $3.8 million in the fiscal year ending March 31, 2010.

              As a result of the Acquisition, the intangible and tangible fixed assets were adjusted to their fair value in accordance with purchase accounting as prescribed by SFAS 141.

              Retirement benefits.    Pension obligations are actuarially determined and are affected by assumptions including discount rate and assumed annual rate of compensation increase for plan employees, among other assumptions. Changes in discount rate and differences from actual results for each assumption as well as the actual return on plan assets compared to the expected rate of return on plan assets will affect the amount of pension expense we recognize in future periods. As of March 31, 2005, our pension plans had benefit obligations of $237.5 million as compared to plan assets of $141.3 million. Approximately $41.3 million of the total $96.2 million of benefit obligations in excess of plan assets is related to plans of our foreign subsidiaries, principally in Germany, where such plans are typically not funded.

              Market interest rates continued to decline during fiscal 2005 and, as a result, after consultation with our actuarial consultants, we reduced the discount rate from 6.07% at March 31, 2004 to 5.78% at March 31, 2005. Our estimated return on plan assets was reduced from 9% in fiscal 2004 to 8.5% in fiscal 2005 based on historical experience.

              The obligation for post-retirement benefits other than pension also is actuarially determined and is affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods.

              Income taxes.    At the end of each interim period, we estimate the effective tax rate expected to be applicable for the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned as well as tax planning strategies. If the actual results are different from our estimates, adjustments to the effective tax rate may be required in the period such determination is made.

              We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established a full valuation allowance against our deferred tax assets related to foreign and certain state net operating loss carryforwards.

Recent Developments—Acquisition of The Falk Corporation

              On May 16, 2005, the Company acquired Falk from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. The Falk Acquisition was funded by a $312 million term loan under the senior credit facilities. Falk, which is also headquartered in Milwaukee, is a manufacturer of gears and couplings with revenues of $203.1 million during calendar 2004.

              The Falk Acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values. The estimated fair values included in the purchase price allocation are preliminary and based upon currently available information. We are still in the process of finalizing third-party appraisals of the acquired property, plant and equipment and certain identifiable intangible assets. In addition, we are in the process of strategically assessing our combined business which may give rise to additional purchase liabilities. Accordingly, final adjustments to the purchase price allocation may be required, and such adjustments could be significant. We expect to finalize the purchase price allocation within one year from the date of the Falk Acquisition.

Results of Operations

	2003
	Predecessor	Company	Combined
		Period From November 25, 2002 through March 31, 2003
	Period From April 1, 2002 through November 24, 2002			Fiscal Year Ended March 31,		Nine Months Ended
(in millions except percentages)			Year Ended March 31, 2003			January 2, 2005 (unaudited)	January 1, 2006 (unaudited)
				2004	2005
Sales	$469.3	$252.5	$721.8	$712.8	$811.0	$587.8	$777.7
Gross profit	158.8	90.4	249.2	227.4	255.2	178.0	240.1
% of net sales	33.8%	35.8%	34.5%	31.9%	31.5%	30.3%	30.9%
Selling, general & administrative expenses	103.1	52.9	156.0	148.1	153.6	112.9	136.6
Restructuring and other similar costs	7.5	—	7.5	2.6	7.3	3.0	20.3
Curtailment gain	—	—	—	(6.6)	—	—	—
Income from litigation settlement	(2.3)	—	(2.3)	—	—	—	—
Amortization of intangible assets	1.1	4.6	5.7	13.9	13.8	10.4	11.6

Income from operations	49.4	32.9	82.3	69.4	80.5	51.7	71.6
% of net sales	10.5%	13.0%	11.4%	9.7%	9.9%	8.8%	9.2%
Interest expense, net	(13.0)	(16.3)	(29.3)	(45.4)	(44.0)	(32.5)	(45.2)
Other expense, net	(0.1)	(0.5)	(0.6)	(1.1)	(0.7)	(1.5)	(3.8)

Income before income taxes	36.3	16.1	52.4	22.9	35.8	17.7	22.6
Provision for income taxes	16.0	6.5	22.5	8.7	14.2	7.2	9.4

Net income	$20.3	$9.6	$29.9	$14.2	$21.6	$10.5	$13.2

Nine Months Ended January 1, 2006 Compared with the Nine Months Ended January 2, 2005

Net Sales

              Net sales in the first nine months of fiscal year 2006 were $777.7 million, an improvement of 32.3%, or $189.9 million, over the first nine months of last year. From a sales channel perspective, our industrial distributors, OEM customers and end users are all posting solid year-over-year growth compared to the prior year first nine months driven by a mix of solid end user demand for after-market replacement parts and project based activity across a broad spectrum of industrial sectors, particularly forest products, energy, natural resource extraction and food and beverage. The aerospace product line continues to perform well, with orders up 16.2% through the first nine months and a backlog 44% higher than one year ago. First nine months' sales were favorably impacted by 0.3% or $2.1 million as the Canadian Dollar strengthened against the U.S. Dollar compared to the prior year. The table below reconciles net sales on a constant currency basis to the comparable GAAP net sales information.

	Nine Months Ended January 1, 2006
(in millions)	Net Sales	Currency Translation	Sales Excluding Currency Translation
United States	$541.4	$—	$541.4
Canada	34.9	(1.9)	33.0
Europe	156.3	2.4	158.7
Rest of World	45.1	(2.6)	42.5

	$777.7	$(2.1)	$775.6

Gross Profit

              Gross profit margin through the first nine months of fiscal 2006 was 30.9% compared to 30.3% through the first nine months of fiscal 2005. The improvement in gross profit margins between fiscal years 2005 and 2006 was driven by operating leverage on the additional sales volume, integration synergies from our Falk Acquisition, and a continued focus on using RBS principles to drive cost reductions and productivity improvements.

Selling, General and Administrative Expenses (SG&A)

              SG&A expenses expressed as a percentage of sales declined 160 basis points to 17.6% from 19.2% in the first nine months of the prior year. The reduction in SG&A as a percent of sales is due to better operating leverage resulting from our Falk integration efforts as well as a continued focus on reducing costs and gaining efficiencies in our selling and administrative functions. The $23.7 million increase in SG&A dollars in the first nine months of fiscal 2006 is primarily due to the Falk Acquisition.

Restructuring and Other Similar Costs

              We expensed $20.3 million of restructuring and other similar costs in the first nine months of fiscal 2006, including $5.7 million of non-cash asset impairments related to the closure of our flattop plant in Puerto Rico and a decision to outsource certain portions of our industrial chain manufacturing operations. We also incurred $9 million of consolidation and integration costs consisting primarily of (i) the closure of our coupling plant in Warren, Pennsylvania, (ii) the closure of our flattop plant in Puerto Rico, and (iii) Falk integration costs, including the continuation of certain Falk plant consolidation efforts that had been initiated prior to our acquisition of Falk. The remaining $5.6 million of restructuring and other similar costs in the first nine months of fiscal 2006 relate primarily to severance, relocation and recruiting expenses for certain headcount reduction and management realignment initiatives.

              During the first nine months of fiscal 2005, we expensed $3 million for severance, relocation and recruiting costs associated with our efforts to realign management and upgrade talent.

Amortization of Intangible Assets

              We continue to amortize the cost of our intangible assets which include patents, a distribution network, a covenant not to compete, customer relationships and software. Amortization of these intangible assets amounted to $11.6 million in the first nine months of fiscal 2006 and $10.4 million in the first nine months of fiscal 2005. The increase between years is due to amortization of the acquired Falk intangible assets.

Interest Expense, Net

              Interest expense (net of interest income) was $45.2 million through the first nine months of fiscal 2006 compared to $32.5 million in the comparable nine months of fiscal 2005. The $12.7 million increase in our net interest expense in the first nine months of fiscal 2006 versus the first nine months of fiscal 2005 was attributable primarily to interest on the additional $312 million term loan used to fund the Falk Acquisition and to higher interest rates year-over-year on our variable-rate term debt.

Provision for Income Taxes

              Our effective tax rate for the first nine months of fiscal 2006 was 41.6% compared to 40.7% in the first nine months of the prior year. The increase between years was due primarily to certain one-time non-deductible expenses recorded in the first quarter of fiscal 2006, offset in part by the realization of certain foreign related tax benefits in excess of previous estimates as compared to the prior year.

    Year Ended March 31, 2005 Compared with the Year Ended March 31, 2004

    Net Sales

              Net sales in fiscal 2005 were $811 million, an increase of $98.2 million or 13.8%, from last year's net sales of $712.8 million. The sales growth in fiscal 2005 was led by sales of our core PT products, which have grown 13.5% in the aggregate, with each of the major product lines (bearing, coupling, industrial chain, gearing and flattop) posting year-over-year improvements. This growth occurred in both our industrial distribution channel and our OEM customer base. In addition to the growth in PT products, our aerospace and special components products have also performed well, with net sales increasing 19.9% and 9.2%, respectively, over last year. Business conditions in the end markets where our products are utilized, including construction, mining, cement, energy, heavy duty truck and aerospace, have improved over the past year and our distribution channel partners have decreased the magnitude of inventory reductions in the channel compared to last year. Sales in the current year were also favorably impacted by $15.5 million, or 2.2%, as a result of changes in currency rates, principally related to the Euro, from those in effect during fiscal 2004. On a constant currency basis, sales in fiscal 2005 increased by $82.7 million or 11.6% from the prior year. The table below reconciles net sales on a constant currency basis to the comparable GAAP net sales information:

	Year Ended March 31, 2005
(in millions)	Net Sales	Currency Translation	Net Sales Excluding Currency Translation
United States	$528.9	$—	$528.9
Canada	37.6	(2.0)	35.6
Europe	201.2	(12.7)	188.5
Rest of World	43.3	(0.8)	42.5

	$811.0	$(15.5)	$795.5

    Gross Profit

              Gross profit grew in fiscal 2005 to $255.2 million, or 31.5% of net sales, from $227.4 million, or 31.9% of net sales in fiscal 2004. Gross profit margins were adversely affected in fiscal 2005 by increased raw materials prices and adverse sales mix compared to the prior year. We have tried to mitigate the impact of rising raw material prices by implementing price increases when possible as well as negotiating with our suppliers to minimize the price increases. We estimate the net adverse impact of rising raw material prices on our gross profit margin in fiscal 2005 to be approximately 100 basis points. Our fiscal 2005 gross profit also includes a $2 million charge to appropriately reflect the valuation of our domestic inventories to the LIFO method of inventory valuation, and a $1.6 million one-time charge to write-off certain excess and obsolete inventory that was on-hand at the date of the Acquisition for which no reserves were established in purchase accounting. These charges adversely affected fiscal 2005 gross profit margins by approximately 40 basis points. In fiscal 2004, we experienced a favorable LIFO benefit of $0.5 million. These reductions in gross profit margin in fiscal 2005 were partially offset by a $7 million benefit due to a change in estimate regarding the capitalization of certain overhead variances into inventory. This change in estimate resulted from a re-evaluation of our process for capitalizing overhead costs into inventory in light of rising raw material costs and changes in our manufacturing processes.

    SG&A

              SG&A expenses increased by $5.5 million, or 3.7%, in fiscal 2005 to $153.6 million as compared to $148.1 million in fiscal 2004. As a percentage of net sales, SG&A declined to 18.9% in fiscal 2005 compared to 20.8% in fiscal 2004. The reduction in SG&A expenses as a percentage of net sales is a result of positive operating leverage and the impact of restructuring actions taken over the past year to reduce overhead and administrative headcount. These reductions in SG&A expenses were partially offset by adverse changes in currency exchange rates which had the impact of increasing SG&A expenses by $3.2 million in fiscal 2005 as compared to fiscal 2004. Increased sales volume accounted for the remainder of the dollar increase in SG&A expenses in fiscal 2005.

    Restructuring and Other Similar Costs

              Restructuring costs of $7.3 million were incurred during fiscal 2005 compared to $2.6 million in fiscal 2004. The fiscal 2005 amount consisted of severance, recruiting and relocation costs incurred as part of our effort to realign management and upgrade talent.

    Curtailment Gain

              In December 2003, we made significant modifications to our defined benefit pension plan covering certain U.S. employees by freezing credited service as of March 31, 2004. The changes to the defined benefit plan resulted in a curtailment of the plan under GAAP. Accordingly, a pretax curtailment gain of $5.6 million was recorded in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, the Company eliminated postretirement benefits for certain active employees and recognized a curtailment gain of $1.1 million. There were no curtailment gains in fiscal 2005.

    Amortization of Intangible Assets

              We are amortizing the cost of intangible assets acquired in the Acquisition including patents, a distribution network and a covenant not to compete. Amortization of these intangible assets amounted to $13.8 million in fiscal 2005 and $13.9 million in fiscal 2004. We did not acquire any new intangible assets during fiscal 2005 or fiscal 2004.

    Interest Expense

              Interest expense (net of interest income) was $44 million in fiscal 2005 compared to $45.4 million in fiscal 2004. The reduction in interest expense in fiscal 2005 is due primarily to lower overall debt levels compared to a year ago as we repaid $45 million of term loans in fiscal 2005. Interest on the senior subordinated notes was 10.125% per annum in both fiscal 2005 and 2004 and interest on the term loans averaged approximately 5% during fiscal 2005 as compared to 5.1% during fiscal 2004.

    Other Expense

              Other expense, net for fiscal 2005 consisted of gains on the sales of plant, property and equipment of $2.1 million, exchange losses of $0.8 million and management fees of $2 million. Other income (expense), net for fiscal 2004 consisted of gains on the sales of plant, property and equipment of $0.9 million and management fees of $2 million.

    Provision for Income Taxes

              The effective income tax rate for fiscal 2005 of 39.7% is up slightly from our fiscal 2004 effective income tax rate of 38% due to higher state and local income taxes.

    Net Income

              Net income in fiscal 2005 was $21.6 million as compared to $14.2 million in the prior year due to the factors described above.

    Year Ended March 31, 2004 Compared with the Year Ended March 31, 2003

    Net Sales

              Net sales in fiscal 2004 were $712.8 million, a decrease of $9 million, or 1.2%, from fiscal 2003 net sales of $721.8 million. Net sales in fiscal 2004 were favorably impacted by $34.1 million, or 4.8%, as a result of changes in currency rates, principally related to the Euro, from those in effect during fiscal 2003. On a constant currency basis, net sales in fiscal 2004 declined by $43.1 million or 6% from the prior year.

              During most of calendar 2003, the poor economic environment caused several North American industrial distributor customers to reduce the amount of inventory they hold in stock. This reduction in inventory levels among distributors had a negative impact on our sales through that channel in the first three quarters of fiscal 2004. Based on our own internal data and data we receive from the larger industrial distributor customers, we estimate the impact of the decline in inventory held in the distribution channel during fiscal 2004 contributed to approximately one-third of our overall sales decline of $43.1 million (on a constant currency basis) from fiscal 2003.

              During fiscal 2004, declines in our aerospace and industrial chain product sales represented approximately one-half of our total sales decline on a constant currency basis. Aerospace sales declined due to the continued contraction in the commercial airframe industry and industrial chain sales declined due to our decision to discontinue the manufacture of unprofitable products as well as the continued softness in the end markets of construction, forest products, agricultural equipment and cement throughout most of the fiscal year. For the fiscal year 2004, industrial bearing and flattop chain sales were down slightly from fiscal 2003. Sales of our gear and coupling products declined in fiscal 2004 by approximately 5% as compared to fiscal 2003 due to softness in key end markets of forest products and energy for most of the year. Sales of our products from our European businesses during fiscal 2004 increased over fiscal 2003 due primarily to the increase in the Euro exchange rate. Sales of our remaining PT products and special components during fiscal 2004 were comparable to the prior year.

              The economic environment began to improve during the latter half of our third quarter of fiscal 2004 and order rates began to increase in nearly all of our product lines. This improvement continued into the fourth quarter of fiscal 2004 and resulted in sales of $207.6 million in the fourth quarter, an increase of $17.7 million or 9.3% over fourth quarter sales of $189.9 million in the prior year. As was the case in the first three quarters of fiscal 2004, fourth quarter sales were aided by changes in exchange rates which contributed $10.6 million of the $17.7 million sales increase. On a constant currency basis, sales in the fourth quarter of fiscal 2004 increased by $7.1 million or 3.8% from the fourth quarter of the prior year.

    Gross Profit

              Gross profit margin in fiscal 2004 was 31.9%, down from 34.5% in fiscal 2003. The decline in gross profit was largely the result of lower sales volume of $43.1 million on a currency rate adjusted basis, and unfavorable trade channel mix of products that adversely affected gross profit by approximately $3 million for the year. Margins in fiscal 2003 benefited from a slightly improved product mix and, in general, the impact of inflationary price increases in labor, benefits, raw material and factory overhead costs were offset by price increases and productivity improvements.

    SG&A

              SG&A expenses declined by $7.9 million, or 5.1%, in fiscal 2004 to $148.1 million as compared to $156 million in fiscal 2003. However, SG&A expenses were also affected by changes in currency exchange rates which had the impact of increasing SG&A expenses by $7.9 million in fiscal 2004 as compared to fiscal 2003. On a constant currency basis, SG&A expenses declined by $15.8 million, or 10.1% in 2004. The reduction in SG&A expense was largely the result of a reduction of approximately 165 employees in SG&A staff positions during fiscal 2004 as compared to the prior year and strict cost controls. As a percent of sales, SG&A expense declined from 21.6% in fiscal 2003 to 20.8% in fiscal 2004.

    Restructuring and Other Similar Costs

              Our Predecessor's restructuring program was completed in fiscal 2004. Restructuring costs related to severance and other termination costs of $2.6 million were incurred during fiscal 2004 compared to $7.5 million in fiscal 2003. Restructuring costs in fiscal 2003 included $1.3 million for plant closure, $4.1 million for severance and other termination costs and $2.1 million for other restructuring and similar costs.

    Curtailment Gain

              In December 2003, we made significant modifications to our defined benefit pension plan covering certain U.S. employees by freezing credited service as of March 31, 2004. The changes to the defined benefit plan resulted in a curtailment of the plan under accounting principles generally accepted in the U.S. Accordingly, a pretax curtailment gain of $5.6 million was recorded in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, the Company eliminated postretirement benefits for certain active employees and recognized a curtailment gain of $1.1 million.

    Amortization of Intangible Assets

              We are amortizing the cost of intangible assets acquired in the Acquisition, including patents, a distribution network and a covenant not to compete. Amortization of these intangible assets amounted to $13.9 million in fiscal 2004 as compared to $5.7 million in fiscal 2003. Amortization expense in fiscal 2003 was less than fiscal 2004 because the Acquisition occurred on November 25, 2002, the third quarter of fiscal 2003.

    Interest Expense

              Interest expense (net of interest income) was $45.4 million in fiscal 2004 compared to $29.3 million in fiscal 2003. Interest expense subsequent to the Acquisition includes interest costs for the $225 million of the senior subordinated notes and outstanding term loans and revolver borrowings under the bank credit facility. Interest on the senior subordinated notes was 10.125% per annum in both fiscal 2004 and 2003 and interest on the term loans averaged approximately 5.1% during fiscal 2004 as compared to 5.5% for the period from November 25, 2002 through March 31, 2003. Interest expense of the Predecessor was related to interest on borrowings from affiliates of our former parent company.

    Other Expense and Provision for Income Taxes

              Other expense, net for fiscal 2004 consisted of gains on the sales of plant, property and equipment of $0.9 million and management fees of $2 million. The effective income tax rate for fiscal 2004 was 38% compared to 42.9% in fiscal 2003. The provision for income taxes decreased in fiscal 2004 primarily because of utilization of foreign net operating losses.

    Net Income

              Net income in fiscal 2004 was $14.2 million as compared to $29.9 million in the prior year (comprised of $9.6 million for the period from November 25, 2002 through March 31, 2003 and $20.3 million for the Predecessor period April 1, 2002 through November 24, 2002) due to the factors described above.

Liquidity and Capital Resources

Liquidity

              Our primary sources of liquidity are cash flow from operations and borrowings under the $75 million revolving credit facility. The revolving credit facility is available to fund our working capital requirements, capital expenditures and other general corporate purposes. As of January 1, 2006, we had $8.7 million of cash on hand and approximately $63 million of additional borrowings available to us under our revolving credit facility, as $12 million of the facility was utilized in connection with outstanding letters of credit.

              Net cash provided by operating activities in the first nine months of fiscal 2006 was $44.5 million compared to $22.6 million of cash provided in the comparable period of fiscal 2005. The increase in cash provided by operating activities of $21.9 million was driven primarily by higher net income of $2.7 million, higher non-cash depreciation expense of $8 million and higher other non-cash charges (primarily restructuring related) of $7.3 million. Our year-over-year sales growth only required a $0.5 million increase in net cash used for trade working capital (receivables, inventories and accounts payable) as we continued to focus on cash collections and effectively managing accounts payable.

              Through the first nine months of fiscal 2006, net cash used in investing activities was $322.6 million compared to $19.1 million through the first nine months of fiscal 2005. The increase in cash used for investing activities was due primarily to the Falk Acquisition in May 2005 which required $301.3 million of cash ($306.2 million purchase price net of cash acquired of $4.9 million).

              Our net cash provided by financing activities in the first nine months of fiscal 2006 includes $312 million of additional term loans issued in May 2005 under the senior credit facilities. The proceeds from the term loans, net of $7.6 million of financing costs paid, were used to finance the Falk Acquisition. Our strong operating performance allowed us to repay $45.1 million of debt during the first nine months of fiscal 2006, including $44 million of principal of the term loans. In the first nine months of fiscal 2005, we repaid a total of $14 million of principal of the term loans. We also received $1.2 million and $2 million of cash proceeds from the issuance of common stock during the first nine months of fiscal 2006 and 2005, respectively.

              As of January 1, 2006 we had $773.4 million of total indebtedness outstanding as follows (in millions):

	Total Debt	Current Portion of Long-Term Debt	Long-Term Debt
Senior credit facilities—term loans at variable rates	$543.0	$—	$543.0
10.125% Senior subordinated notes—fixed rate	225.0	—	225.0
Other Debt	5.4	2.6	2.8

	$773.4	$2.6	$770.8

              As of January 1, 2006, the outstanding balance on the term loans was $543 million, which will be due in fiscal 2012. $225 million of the senior subordinated notes will mature in fiscal 2013.

              Our Credit Agreement contains numerous terms, covenants and conditions which impose substantial limitations on us including a minimum consolidated interest coverage ratio of 2.25 to 1.00 through March 31, 2006, with step-ups through maturity, a maximum consolidated leverage ratio of 5.50 to 1.00 through September 30, 2006, with step-ups through maturity, and a maximum annual capital expenditures limit of $50 million. The Credit Agreement is guaranteed by us and the Guarantor Subsidiaries (as defined in the Credit Agreement) and is secured by substantially all of the Guarantor Subsidiaries' real and personal property. We are required under the Credit Agreement to make mandatory prepayments of our loan facilities out of, among other things net cash proceeds received from the sales of certain assets, the issuance of subordinated debt and a percentage of our excess cash flow as defined.

              Our ability to make scheduled payments of principal on our indebtedness, or to pay interest on, or to refinance, our indebtedness, including the senior subordinated notes, or to fund planned capital expenditures, will depend on our ability to generate cash in the future, and our ability to generate cash in the future is subject to general economic, competitive, legislative, regulatory and other factors that are beyond our control. See "Risk Factors—Our business depends upon general economic conditions, and we serve customers in cyclical industries."

              Our working capital at March 31, 2005 was $118.9 million, reflecting a slight increase from our prior year-end working capital of $117.6 million. We achieved greater working capital efficiency in fiscal 2005 as a result of our continued efforts to reduce inventories and better manage our trade payables. Working capital increased $1.3 million in fiscal 2005 in support of sales growth of $98.2 million.

              Net cash provided by operating activities in fiscal 2005 was $67.4 million compared to $45 million for fiscal 2004 and $24.1 million for fiscal 2003. The increase in cash provided by operating activities of $22.4 million in fiscal 2005 as compared to fiscal 2004 was primarily because fiscal 2004 had higher cash outflows of $14.9 million resulting from the settlement of accruals and other liabilities established in connection with the Acquisition. Other reasons for the increase in fiscal 2005 cash provided by operating activities include higher net income of $7.4 million and a larger reduction in inventories of $8.2 million. These improvements in operating cash flows were partially offset by a $9.6 million impact of higher trade receivables in fiscal 2005 due to sales growth and lower year-over-year growth in trade payables of $8.2 million.

              The increase in cash from operations of $20.9 million in fiscal 2004 as compared to fiscal 2003 was primarily the result of a $47.5 million increase in cash flow related to improved collections in fiscal 2004 and a $40.5 million cash outflow in the prior year from the termination of the Predecessor's third party receivable factoring program immediately prior to the Acquisition and a $48.7 million increase in cash flow resulting from a $12 million increase in trade payables in fiscal 2004 as compared to a $36.7 million decline in trade payables of the Predecessor in fiscal 2003. The increase in cash from operations was offset by lower net income in fiscal 2004 caused, in part, by higher interest expense in connection with the Acquisition and a $29.9 million cash outflow in fiscal 2004 resulting from settlement of accruals and other liabilities established in connection with the Acquisition.

              Net cash used for investing activities in fiscal 2005 was $19.3 million comprised of $25.7 million of capital expenditures, offset by $6.4 million of proceeds from the disposition of property, plant and equipment. Net cash used for investing activities in fiscal 2004 was $30.7 million comprised primarily of $22.1 million for capital expenditures and $10.4 million in final settlement of the purchase price for the Predecessor. Net cash used for investing activities in fiscal 2003 was $931.2 million (comprised of $920 million for the period from November 25, 2002 through March 31, 2003 and $11.2 million for the Predecessor during the period April 1, 2002 through November 24, 2002) of which $913.5 million was related to the Acquisition and $18.7 million was for capital expenditures.

              Cash used for financing activities in fiscal 2005 was $42 million and consisted of repayment of debt of $44.2 million, offset by proceeds from the exercise of stock options and other common stock activity of $2.2 million. Cash used for financing activities in fiscal 2004 was $31.2 million and consisted of repayment of debt of $30.1 million and payment of financing fees of $1.1 million. Net cash provided from financing activities in fiscal 2003 was $922.7 million (comprised of $906.3 million for the period from November 25, 2002 through March 31, 2003 and $16.4 million for the Predecessor during the period April 1, 2002 through November 24, 2002). Net cash provided by financing activities of $906.3 million for the period November 25, 2002 through March 31, 2003 included: (i) $585 million from the incurrence of long-term debt in connection with the Acquisition, comprised of $360 million from borrowings under the senior credit facilities and $225 million from the issuance of the senior subordinated notes; (ii) a capital contribution of $359.5 million from Carlyle; (iii) payment of financing fees of $25.5 million related to the Acquisition; and (iv) repayments of long-term debt totaling $14.7 million.

Tabular Disclosure of Contractual Obligations

              Our contractual obligations as of March 31, 2005 are summarized below:

	Payments due by period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	$506.7	$3.3	$10.5	$266.7	$226.2
Interest on long-term debt obligations (1)	243.8	38.0	75.6	68.3	61.9
Operating lease obligations	30.8	6.7	10.6	6.7	6.8

Total	$781.3	$48.0	$96.7	$341.7	$294.9

(1)
Long-term debt obligations and interest on long-term debt obligations are presented based on the scheduled maturities and interest rates of the respective debt instruments as of March 31, 2005. These amounts do not include the amendment and restatement of the Credit Agreement on May 16, 2005 under which we obtained an additional $312 million term loan to fund the Falk Acquisition and changed the scheduled principal payment dates and interest rates on our $275 million of pre-existing term loans. See Note 8 of the Notes to Consolidated Financial Statements for more information. The Company believes it will continue to pay its long-term debt in advance of the scheduled due dates.

              We also have long-term obligations related to our pension and postretirement benefit plans, which are disclosed in detail in Note 11 to the Consolidated Financial Statements. As of March 31, 2005, we have no material long-term purchase obligations.

Off-Balance Sheet Arrangements

              We do not have any off-balance sheet transactions, arrangements or obligations (including contingent obligations) that would have a material effect on our financial results.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

              Our exposure to foreign currency exchange rates relates primarily to our foreign operations. For our foreign operations, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in our subsidiaries and our intercompany transactions with such subsidiaries.

              Approximately 35% of our sales occur outside of the United States, with approximately 25% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a material impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the end of the fiscal period using the average exchange rates in effect during the period. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary. See the discussion in "—Results of Operations", above.

              Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our stockholders' equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at the end of the fiscal period. The U.S. Dollar weakened relative to many foreign currencies as of March 31, 2005 compared to March 31, 2004. Consequently, stockholders' equity increased by $2.2 million as a result of the change in foreign currency translation adjustments. If the U.S. Dollar had weakened an additional 10% during fiscal 2005, resulting translation adjustments recorded in stockholders' equity would have increased by approximately $4.6 million. The U.S. Dollar strengthened relative to many foreign currencies during the nine months ended January 1, 2006 and consequently stockholder's equity decreased by $3.8 million due to foreign currency translation adjustments during that period.

              As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

Interest Rate Risk

              We utilize a combination of short-term and long-term debt to finance our operations and are exposed to interest rate risk on these debt obligations.

              Under our Credit Agreement, all of our term loans bear interest, at the Company's option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate (as defined in the Credit Agreement), or (ii) 1.00% plus the Base Rate (which is defined as the higher of the federal funds rate plus 0.5% or the prime rate). At January 1, 2006, $1 million of term loans bore interest at 7.75%, $242 million bore interest at 6.07% and $300 million bore interest at 6.21%. Our results of operations would likely be affected by changes in market interest rates on these obligations. A hypothetical increase in the interest rate of 1.00% on our variable rate debt would increase our interest cost by approximately $5.5 million on an annual basis. During fiscal 2005, market interest rates increased over the prior year which resulted in an additional $2 million of interest expense.

              We had outstanding fixed rate long-term debt obligations with carrying values of $225 million at January 1, 2006. The potential loss in fair value on such fixed-rate debt obligations from a hypothetical 10 percent increase in market interest rates would not be material to the overall fair value of the debt. We currently have no plans to repurchase our outstanding fixed-rate instruments and, as a result, fluctuations in market interest rates would not have an effect on our results of operations or stockholders' equity.

Future Accounting Pronouncements

              In December 2004, the Financial Accounting Standards Board (FASB) issued the revised SFAS No. 123, Share Based Payment (SFAS 123(R)). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the requisite service period, generally as the awards vest. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123(R) such that we are now required to adopt SFAS 123(R) in the first quarter of fiscal 2007. SFAS 123(R) applies to all awards granted after June 30, 2005 and to previously granted unvested awards as of the adoption date. We are currently evaluating the effect of SFAS 123(R) on our financial statements and related disclosures.

              In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage) be recognized as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt SFAS 151 in the first quarter of fiscal 2007. We are evaluating the effect of SFAS 151 on our financial statements and related disclosures, but currently do not expect the effect on inventories and cost of sales to be significant.

BUSINESS

Our Company

              Our company was formed by certain affiliates of our equity sponsor, Carlyle, and incorporated in Delaware on November 4, 2002 in connection with the acquisition on November 25, 2002 by RBS Acquisition Corporation, our indirect wholly owned subsidiary, from Invensys plc and certain of its affiliates of all of the capital stock of 16 entities that comprised the Rexnord Group of Invensys, or the Predecessor. We are one of the world's leading manufacturers of highly-engineered precision motion technology products, primarily focused on PT products serving industrial and aerospace end markets. We manufacture what we believe to be the broadest product portfolio in the PT industry in our 28 manufacturing and four repair facilities located around the world. Our product portfolio includes gears, couplings, industrial bearings, flattop chain and modular conveyer belts, special components, industrial chain and aerospace bearings and seals. We have the number one or number two share in the majority of our served markets, which we believe is attributable to the innovative design, premium quality, brand reputation and reliability of our products. We are led by an outstanding management team that employs a proven management system, the Rexnord Business System, or RBS, derived from the Danaher Business System which has been successfully implemented at the Danaher Corporation, to drive performance at every level of the organization. For the nine months ended January 1, 2006, we had pro forma revenues of $802.9 million, pro forma net income of $12.8 million and pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) of $114.4 million.

              We have a large and growing installed base of products consisting primarily of moving, wearing components that are consumed in use and have a predictable replacement cycle. In addition, due to the complexity of our customers' manufacturing operations and the high cost of process failures, our customers have demonstrated a strong preference to replace their worn Rexnord products with new Rexnord products. This replacement dynamic drives recurring replacement sales, which we refer to as aftermarket sales, that we estimate accounted for approximately 60% of our North American PT sales for the nine months ended January 1, 2006.

              Our products are either incorporated into products sold by original equipment manufacturers, or OEMs, sold to end users directly or sold through industrial distributors as aftermarket products. Our products are marketed globally under brands such as Rex®, Falk® and Link-Belt®, using both direct and indirect channels, to over 400 industrial distributors working through over 1,900 branches worldwide and over 2,000 OEMs. We have 28 manufacturing and four repair facilities located around the world. As of January 1, 2006, we had approximately 5,680 full-time employees.

              Our products are used in a diverse group of end-market industries, including aerospace, aggregates and cement, air handling, construction equipment, chemicals, energy, food and beverage, forest and wood products, mining, material and package handling, marine, natural resource extraction and petrochemical. No end market accounted for more than 15% of our revenues for the nine months ended January 1, 2006. Sales to Motion Industries accounted for approximately 10.8% and 9% of our total nets sales for the nine months ended January 1, 2006 and fiscal 2005. Our key product offerings include:

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  Gears. We are a leading manufacturer of gearsets and gearboxes with the number one position in the North American market for parallel shaft, right angle reducers and inline drives.

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  Couplings. We are the market leader in North America in lubricated and non-lubricated couplings.

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  Industrial Bearings. We have the leading position in the mounted roller bearing market in North America.

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  Flattop. We are the number one producer of flattop for the global beverage and container end markets.

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  Special Components. We are the market leader in Solenoid Actuated motor brakes.

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  Industrial Chain. We are the largest North American supplier of engineered chain used in a variety of conveyor systems and drive applications. We also have the leading position in the non-commodity engineered chain and conveying equipment markets in North America.

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  Aerospace Bearings and Seals. We are the leading global producer of rolling element airframe control bearings and slotted entry and split ball bearings.

Our Industry

              According to Industrial Market Information, Inc., the domestic PT industry is approximately an $84 billion per year industry. Of this overall estimated PT products industry, the relevant domestic market for our current product offerings is approximately $5 billion, which includes all product categories in all industries in which we currently compete. The PT industry is fragmented and most participants have limited product lines and serve specific geographies. While there are numerous limited product line competitors, there are only a few national and international competitors of a size comparable to our own, including the Emerson Power Transmission Division of Emerson Electric and the Dodge Manufacturing Division of Rockwell Automation, Inc. The industry's customer base is broadly diversified across many sectors of the economy. We believe that market growth in the PT industry is closely tied to overall growth in industrial production.

              Precision motion technology products are generally critical components in the machinery or plant in which they operate, yet they typically represent only a fraction of an end user's total production cost. However, because the costs associated with product failure to the end user can be substantial, we believe end users in most of the markets we serve focus on products with quality, reliability and availability, rather than considering price alone, when making a purchasing decision. We believe that the key to success in our industry is to develop a reputation for quality and reliability as well as an extensive distribution network to maintain attractive margins on products and gain market share.

              Our industry is also characterized by relatively high barriers to entry, including the need for significant start-up capital expenditures, experience with sophisticated engineering requirements, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we expect should allow those companies with broader product offerings to capture additional market share. We believe entry into our markets by foreign competitors with low cost labor will be limited due to the fact that we manufacture highly specialized niche products for which access to distribution channels is limited.

Our Strengths

              Market Leadership Positions in Diversified End Markets.    We derive our high-margin performance from holding leading industry positions in the markets in which we compete. We believe we have achieved this market leadership because of our extensive offering of high quality products, positive brand perception, highly-engineered product lines, market experience and focus on customer satisfaction. We believe we have further enhanced our position as a market leader with the Falk Acquisition in May 2005, which is one of the preeminent and most recognized brands in the industry. The Falk Acquisition has established our gear and coupling product lines as market leaders with meaningful relative market shares giving us increased exposure to new end markets in which Falk has had a sizeable market presence such as mining, natural resource extraction, cement and aggregates.

              Significant Installed Base and Extensive Distribution Network.    Over the past century, we have established long-term relationships with OEMs serving a wide variety of industries. As a result of incorporating our moving, wearing components into their products, our sales to OEMs have created a broad installed base for our products, and one which generates significant aftermarket sales for us as our products are consumed in use. These aftermarket sales from the installed base in turn create a recurring revenue stream from our distribution partners. We believe our scale, end-user preference and product line breadth make our portfolio an attractive package to distributors in our industry, and our network of distributors as broad as that of any PT company, critical factors that contribute to our high base of recurring aftermarket revenues.

              The Rexnord Business System.    RBS was originally established in 2001 by our CEO, Bob Hitt, and then augmented by Carlyle in partnership with George Sherman, our chairman of the board, former CEO of the Danaher Corporation and architect of the Danaher Business System. RBS was created based on the successful Danaher Business System, which was created by George Sherman, the chairman of our board of directors. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. The purpose of RBS is to deliver the highest level of customer satisfaction. RBS is based on three basic tenets: People, Plan and Process, and focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of a lean process necessary to achieve the strategic plan. RBS embodies a wide-ranging lean enterprise strategy based on eliminating waste from every business process to provide world class quality, delivery and service to customers while maximizing the quality of earnings and return on investment. Implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. Prior to the Falk Acquisition in May 2005, the implementation of RBS resulted in the achievement of significant operational improvements, including: on-time delivery improvement from 68% in March 2003 to 91% in March 2005; a reduction in selling, general and administrative expenses as a percentage of sales from 21% for the period from November 25, 2002 through March 31, 2003 to 18.9% in fiscal 2005; the reduction of our overall fixed cost base by consolidating manufacturing locations; the reduction of headcount by 12% from 5,400 in March 2002 to 4,760 in March 2005; and the rationalization of our product offerings. We continue to aggressively implement operational excellence initiatives through RBS.

              New Product Development and Application Engineering Expertise.    We possess strong application engineering and new product development capabilities, and we believe we have a reputation as an innovator in our markets. As a result of our extensive library of product applications, knowledge and expertise applied across our extensive portfolio of stock keeping units, or SKUs, we are well positioned to develop customized solutions in response to customer needs. We believe our product development expertise is another driving factor that has enabled us to achieve leading positions across all of our core product lines.

              Experienced, High-Caliber Management Team.    Our management team is headed by Bob Hitt, President, Chief Executive Officer and Director, who joined Rexnord in 2000 after serving for six years in leadership positions at Invensys plc and its predecessor, Siebe plc. Mr. Hitt has led the successful implementation of RBS. Other members of our management team include Tom Jansen, Executive Vice President of Finance and Chief Financial Officer, who has spent 24 years at Rexnord and Mike Andrzejewski, Vice President of Business Development, who has been with Rexnord for 32 years. In addition, this management team has had numerous successes integrating acquisitions, including the integration of Falk.

Our Business Strategy

              We believe we are well positioned to achieve sustainable growth in excess of the market because of our focus on end markets where we can exert leadership, our diverse, premier customer base, our strong application engineering and product development expertise, the inherent barriers to entry and expansion opportunities in markets outside of North America. We plan to use the following strategies to further our growth:

              Apply the Rexnord Business System.    The purpose of RBS is to deliver the highest level of customer satisfaction. Grounded in three key tenets—People, Plan and Process—RBS focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of lean processes necessary to achieve the strategic plan. Our implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. Despite significant successes achieved to date in the areas of inventory management, headcount and operating margins, we expect to achieve further operational efficiencies by continuing to aggressively implement RBS throughout our businesses.

              Leverage Distributor Channels.    By marketing our products to both OEMs and directly to end users, we create an expressed end-user preference for our products. We believe this customer preference is important in differentiating our products from our competitors' products and preserving our ability to influence OEMs and distributors to select our products. In addition, because it is more cost effective for distributors to deal with multi-line suppliers, we believe our relative market power with distributors is and will continue to be enhanced by the fact that we have one of the most extensive product portfolios in the industry. We also believe entry into our markets by foreign competitors with low cost labor will be limited due to the fact that we manufacture highly specialized niche products for which access to distribution channels is limited. We believe the combination of these factors, in addition to joint marketing and other collaborative efforts, will position us to gain additional share with these distributors.

              Continue Product Group Focus.    Since the Acquisition, we have aligned the organization to provide improved focus on the development and execution of the various product group strategies while maintaining alignment with the overall corporate growth strategy. We put in place the corporate-level resources, including field sales, customer service, logistics and technology, to allow our products groups to take advantage of existing cost and marketplace leverage. We believe this organization, in addition to being a major advantage in competing with industrial PT companies with more limited product offerings, provides us with enhanced market visibility and focus, which we believe positions us to capture additional market share.

              Pursue Strategic Acquisitions.    With our breadth of offerings across the universe of PT and related products, our strong customer and distributor relationships and our know-how in implementing lean enterprise initiatives through RBS, we have an ideal platform for acquiring and successfully integrating related businesses, as evidenced through our acquisition and integration of Falk. Management believes that there may be a number of attractive potential acquisition candidates in the future, in part due to the fragmented nature of the industry, and we will continue to pursue strategic acquisitions to augment our growth, enhance our industry leadership and create value.

The Falk Acquisition

              In May 2005, we acquired Falk from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings with calendar year 2004 sales of $203.1 million, and is a recognized leader in the gear and coupling markets with exceptional "brand equity" as evidenced by its number one rating in gearboxes and couplings in Plant Services Magazine's "Reader's Choice Award" in 2004. The Falk Acquisition significantly enhanced our position as a leading manufacturer of highly-engineered precision motion technology products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk's complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk Acquisition created a comprehensive, market-leading product portfolio that we believe to be the broadest in the industry.

Our Equity Sponsor

              The Carlyle Group, or Carlyle, is a global private equity firm based in Washington, DC with investment professionals in 14 countries around the world. Carlyle invests in buyouts, venture, real estate and leveraged finance in North America, Europe, and Asia. Founded in 1987, Carlyle has invested $14.9 billion in 439 transactions and has achieved a strong track record over the last 18 years. Carlyle has approximately $35 billion of capital under management and conducts its investment activities through focused industry groups that leverage the extensive operating, corporate and financial expertise of its partners.

Products

              A description of the various types of PT components follows below:

    Gears

              Gearsets and gearboxes are used to reduce the output speed and increase the torque of an electric motor or engine to the level required to drive a particular piece of equipment. Gears are sold to a variety of end markets, including the hard rock and coal mining, forest products, cement and aggregates, food and beverage and chemicals industries. We produce a wide range of heavy duty, medium and light duty gear drives used for bulk material handling, mixing, pumping applications and general gearing. We also operate a gear service and repair business. Gears have an average replacement cycle of 5 to 20 years. We estimate that our aftermarket sales of gears comprise half of our overall gear sales. Our gear products are manufactured in our facilities in Wisconsin, Louisiana, Pennsylvania, Texas, Virginia, Australia, Canada, China and Germany.

              Our gear products are sold under the Falk™, Rex®, Link-Belt®, Stephan™ and Prager™ brand names.

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  Heavy duty gear drives. Heavy duty gear drives are generally sold in either parallel shaft or right angle configurations with torque ratings up to 20 million pounds per inch. Heavy duty gear drives are typically used to power bulk material handling and conveying systems in the mining, coal, aggregate and cement industries, as well as crushing, mixing, hoisting and marine applications.

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  Medium and light duty gear drives. Medium and light duty gear drives perform the same function as heavy duty gear drives, but with a maximum torque rating of 600,000 pounds per inch. typically used in light material handling, mixing and pumping. Products include speed reducers, motor reducers, shaft mounts and mixer drives. We also buy and resell through our distribution network a range of private label products including worm drives, ultra-mite gearboxes and backstops.

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  General gearing. General gearing includes ring gears and forged pinions used in the hard rock mining, cement and power generation industries for large crushing and milling applications such as ball mills, SAG mills and cement kilns. Other products include outside heavy section castings (i.e., automotive die blocks) and large contract manufacturing.

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  Gear service and Repair. Falk Renew and Prager are our gearbox service and repair companies, servicing the largest installed base of geared products in the Americas. The service repair business is operated from facilities in Louisiana, Pennsylvania, Texas, Wisconsin, Canada, Australia, Brazil and Mexico.

              Market.    We are the leading U.S. producer of gears. Market competition in the gear industry is based primarily on quality, lead times, reputation for quality and cost. We estimate the global gear market to be approximately $4.5 billion. The market is both competitive and fragmented, with no dominant competitor. In addition, industry participants are often regionally focused and produce a limited range of niche products.

              Customers.    We sell our gear products to a variety of customers within numerous end markets. Our principal gear customers include Continental Conveyor & Equipment Company, Metso Corporation, FFE Minerals USA Inc., The Weir Group PLC and the top three industrial distributors.

              Competition.    The market for geared products is both large and fragmented. Our competitors include the Flender business unit of Siemens AG, Sumitomo Corporation, Rockwell Automation, Inc. and SEW Eurodrive, Inc.

    Couplings

              Couplings are primarily used in high-speed, high torque applications and are the interface between two shafts that permit power to be transmitted from one shaft to the other. Our couplings are sold to a variety of end markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. We estimate that our aftermarket sales of couplings comprise half of our overall coupling sales. Our couplings are manufactured in our facilities in Alabama, Nebraska, Wisconsin, France and Germany.

              Couplings are comprised of the grid, flexible disc, elastomeric and gear product lines and are sold under the Steelflex®, Thomas®, Freedom™, Omega®, Rex® Viva®, Wrapflex®, Lifelign®, Addax® and ModulFlex® brand names.

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  Grid.    Grid couplings are lubricated couplings that offer simpler initial installation than gear couplings and the ability to replace in place. Our grid couplings are sold under the Steelflex® brand.

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  Flexible disc.    Flexible disc couplings are non-lubricated, metal flexing couplings that are used for the transmission of torque and the accommodation of shaft misalignment. Our flexible disc couplings are sold under the Thomas®, Freedom™, and ModulFlex® brands.

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  Elastomeric.    Elastomeric couplings are flexible couplings ideal for use in industrial applications such as pumps, compressors, blowers, mixers and many other drive applications and are marketed under the Rex Omega®, Rex® Viva®, and Wrapflex® brands.

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  Gear.    Gear couplings are lubricated couplings that are typically more torque dense than other coupling types. Our gear couplings are sold under the Lifelign® brand.

              Market.    The global couplings market is estimated at approximately $1 billion in annual sales and generally follows the investment cycles of the industries it supplies. Global demand for couplings is split approximately equally between North America, Europe and the rest of the world. The couplings market is split between dry couplings and wet couplings.

              Customers.    We sell our couplings to a variety of customers in several end markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. Our key original equipment manufacturer customers for couplings include United Technologies Corporation, the Battenfeld Gloucester unit of The SMS Group, ITT Industries Inc., Cooper Cameron Corporation and SPX Corporation.

              Competition.    The market for couplings is fragmented with numerous manufacturers. Our primary competitors are Lovejoy, Inc., MetaStream (a unit of John Crane, Inc.), TB Woods Corporation and Kop-Flex (a unit of Emerson).

    Industrial Bearings

              Industrial bearings are components that support, guide and reduce the friction of motion between fixed and moving machine parts. These products are primarily sold for use in the forest products, construction equipment, and agricultural equipment industries. Industrial bearings are sold either mounted or unmounted. We primarily produce mounted bearings, which are offered in a variety of specialized housings to suit specific industrial applications, and generally command higher margins than unmounted bearings. Bearings have an average replacement cycle of 3 to 5 years. We estimate that our aftermarket sales of industrial bearings products comprise more than half of our overall industrial bearings sales. We manufacture our industrial bearings products in our facilities in Indiana, Tennessee, Michigan and Illinois. Our primary industrial bearings products include:

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  Roller bearings.    Roller bearings offer higher performance levels and can carry heavier loads than standard ball bearings. Our spherical roller bearings are technically advanced because they are self-aligning and thus do not require bearing adjustment during mounting.

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  Ball bearings.    Ball bearings are antifriction devices made up of hardened inner and outer rings between which hardened steel balls roll. We manufacture standard duty ball bearings used primarily in agri-farm, food processing and construction applications as well as heavy-duty ball bearings, which are desirable in applications such as high-speed air handling applications.

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  Cylindrical bearings.    Cylindrical bearings contain "cylindrical" rollers that are crowned or end-relieved to reduce stress concentrations, which results in low friction and allows for high-speed applications. These bearings wear slowly, minimizing sudden breakdowns, and are known for their strength and durability.

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  Filament and Sleeves.    Filament bearings, sold under the Duralon® brand name, are self-lubricating bearings that feature a woven Teflon® fabric liner and can withstand demanding loads and speeds. Sleeve bearings, sold under the Link-Belt® brand name, are durable as they are made of metal alloys and are typically compact in nature.

              Market.    We are one of the leading U.S. producers of mounted bearings. Market competition in the bearings industry is based primarily on cost, quality, on-time delivery and market access.

              Customers.    We sell our industrial bearings products to a variety of customers within numerous end markets. Our principal bearings customers include Caterpillar, Inc., Eaton Corp., Mercury Marine, a division of Brunswick Corporation, and Vermeer Manufacturing Company.

              Competition.    Competitors in the industrial bearings market include Emerson and Rockwell, and to a lesser extent, Minebea Co., Ltd., and Aktiebolegat SKF. Several multinational firms also are competitive in the unmounted bearing market including INA-Holding Schaeffler KG, Koyo Seiko Co., Ltd., NSK Ltd., NTN Bearing Corporation and The Timken Company.

    Flattop Chain

              Our flattop chain is a highly-engineered conveyor chain that provides a smooth continuous conveying surface that is critical to high-speed operations such as those used to transport cans and bottles in beverage-filling operations, and is primarily sold to the food and beverage, consumer products and parts processing industries. Flattop chain products generally need to be replaced every 4 to 5 years on average. We manufacture our flattop chain products in our manufacturing facilities in Wisconsin, Italy and the Netherlands. Our primary flattop chain products include:

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  TableTop® chain.    We believe we are the leading manufacturer of unit link flattop chain, which we market as our TableTop® chain. Although unit link flattop chain was originally available only in metal, today we ship more plastic chain than metal as metal unit link flattop chain has been gradually replaced with plastic chain. We believe that we maintain the industry's largest product portfolio of both plastic and metal unit link flattop chain.

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  MatTop® chain.    MatTop® chain is our brand of modular chain that is made completely of plastic. Modular chain has an inherent advantage over competing products such as rubber belt and roller conveyors due to its more precise functioning, lower maintenance requirements and corrosion resistance. Modular chain applications have gradually expanded to include beverage and unit handling, and we have positioned ourselves as one of the top suppliers of modular chain to the food and beverage and other unit handling industries.

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  Conveyor components.    We manufacture a full range of conveyor components that are sold in conjunction with our TableTop® and MatTop® chain products. These products, which include levelers and guide rails, enable us to offer a complete package of conveying and conveyor components.

              Market.    The flattop chain market has experienced and continues to undergo a shift towards plastic. We believe this trend towards plastic will continue in the flattop chain market as more food and beverage companies begin to replace their older conveyor lines and as container production continues to move away from the use of returnable glass bottles that have traditionally been conveyed on stainless steel chain. This trend has not yet significantly affected the European flattop chain market, however, as European manufacturers and processors have a propensity to use metal chains that conform to standardized designs. In addition, we believe there will be other additional growth opportunities as rubber belt and roller conveyor are replaced by newer technologies.

              Customers.    We market our flattop chain products directly to end users, and market and sell these products to both OEMs and distributors. Our key end users include the Anheuser-Busch Companies, Inc., Coca-Cola Bottling Co., Nestlé S.A., The Pepsi Bottling Group, Inc. and The Procter & Gamble Company, and our key original equipment manufacturer customers include Tetra Laval Group, KHS, Inc. and Krones, Inc.

              Competition.    Our principal competitors include Intralox, Inc., System Plast S.p.A. and Habasit A.G. In addition, regional manufacturers with limited product offerings service portions of the remaining market.

    Special Components

              Our special components products are comprised of three primary product lines: electric motor brakes, miniature PT components and security devices for utility companies. These products are manufactured by our three stand-alone niche businesses: Stearns, W.M. Berg and Highfield.

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  Stearns.    Stearns is a manufacturer of electric motor brakes, switches and clutches. These products are used in a wide variety of applications where safety or protection of people or equipment is required.

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  W.M. Berg.    W.M. Berg offers a complete line of miniature precision rotary and linear motion control devices in addition to a highly diverse product line consisting of gears, idlers, bearings, sprockets, cams, belts and couplings.

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  Highfield.    Highfield manufactures a broad range of utility company barrel lock and key systems, security hardware, specialty tools, metal-formed sealing devices, and safety valves. Its business is divided into four separate product groups, including security, oil valves, impellers and gas safety valves.

              Market.    Stearns' products are used in a diverse range of applications, including steel mills, oil field equipment, pulp processing equipment, large textile machines, rubber mills, metal forming machinery and dock and pier handling equipment. W.M. Berg sells its products to a variety of markets, including semiconductor, telecommunications, medical equipment, robotics, instrumentation, office equipment, production tooling, digital imaging and printing, aerospace and automated vending. Highfield's products are sold to a variety of markets, including electric, gas, water, telecommunications, utilities and plumbing and heating.

              Customers.    Stearns has a network of over 900 distributor branches servicing customers in numerous industries, including material handling, cranes, servomotors and actuators, conveyors, and single-phase motor manufacturers. Key Stearns customers include Baldor Electric Company, Regal Beloit Corporation, Rockwell and Emerson. Approximately 80% of W.M. Berg's sales are made to OEMs with the remaining sales generally going through distributors. Key original equipment manufacturer customers include Astronautics Corporation of America, CECO Harlo, Physical Electronics, a division of ULVAC-PHI, Inc., Carl Zeiss, Inc., PL Porter, a division of Crane Aerospace and Electronics and Abbot Laboratories. W.M. Berg's primary distributors include Applied Industrial Technologies, Inc., Kaman and Motion Industries. For fiscal year 2005, the majority of Highfield's sales were made to wholesalers, utilities and installers. Some key customers for Highfield's products include Consolidated Edison, Inc. and Peoples Energy Corporation.

              Competition.    We compete against a wide variety of niche manufacturers in each of our respective markets. The competition is generally local or regional in nature.

Industrial Chain

              Our industrial chain products are manufactured in our facilities in Wisconsin, Germany and Brazil. These products are used in various applications in numerous industries, including food and food processing, beverage and container, construction and agricultural equipment, hydrocarbon processing and cement and metals processing. Our primary industrial chain products include:

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  Engineered chain.    Our engineered chain products, which are sold under the Link-Belt® and Rex® brand names, are designed and manufactured to meet the demands of customers' specific applications. These products are used in many applications including cement elevators, construction equipment and conveyors, and they are supplied to the energy, forest products, cement and food and beverage processing industries.

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  Roller chain.    In the United States, roller chain is a product that is generally produced according to an American National Standards Institute specification. As a result, roller chain has largely become a standardized or commoditized product, with very little differentiation between product manufactured in North America and low-cost imports from China and India. Largely because of this, we no longer manufacture roller chain. However, because of our strong brand, we are still able to capture a premium on outsourced chain. Our roller chain product line, which is marketed under the Rex® and Link-Belt® brand names, is supplied to a variety of industries primarily for conveyor and lifting applications.

              Market.    The roller chain market is principally comprised of commodity products, manufactured to accommodate industry standards and specifications that are available from numerous sources. We believe we have a leading position in the North American market for engineered chain.

              Customers.    We market and sell our industrial chain products directly to OEMs and distributors. Key customers include Astec Industries, Inc., Caterpillar, The Charles Machine Works, Inc., Oldenburg Group Incorporated and TEAM Industries.

              Competition.    Our primary competition within the North American roller chain market is Emerson and Tsubakimoto Chain Co., while our primary competition in the North American engineered chain market is Renold plc and Tsubakimoto Chain Co. Our primary foreign competitors for both markets include Sedis S.A., Kettenwulf Betriebs GmbH and Daido Corporation.

    Aerospace Bearings and Seals

              We supply our aerospace bearings and seals to the commercial aircraft, military aircraft and regional jet end markets for use in door systems, engine controls, engine mounts, flight control systems, landing gear and rotor pitch control. The majority of our sales are to engine and airframe OEMs that specify our products for their aircraft platforms. Our aerospace bearings and seals products consist of rolling element airframe bearings sold under the Shafer® brand, slotted-entry and split-ball sliding bearings sold under the PSI® brand name and aerospace seals that are sold under the Cartriseal® brand name, which are primarily sold for use in both aerospace and industrial applications. Our aerospace bearings and seals products are manufactured in our facilities in Illinois and California and are supported by a direct sales organization, aerospace agents and distributors.

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  Rolling element airframe bearings (Shafer® bearing).    We believe we are a leading supplier of rolling element airframe bearings. We also provide technical service, product development and testing, and have achieved a strong position in the high performance oscillating bearing market. Shafer® roller bearings provide low friction, high load carrying capabilities and internal self-alignment and are used in landing gear, flight control systems and door systems.

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  Slotted-entry and split-ball sliding bearings (PSI® bearing).    We believe we are a leading supplier of slotted-entry and split-ball sliding bearings. Slotted-entry bearings are utilized because of their reduced weight, smaller size and design flexibility, and are used primarily in landing gears, flight control systems and engine mounts. Split-ball sliding bearings are used for their unidirectional axial load capabilities, additional total bearing area, high capacity and greater stiffness, and are found in secondary control systems, such as slats and flaps, as well as applications such as landing gear retract actuators, and fixed-end flight control actuators. We also manufacture split-race bearings, used in landing gears where high load and stiffness are required, which provide equal axial load capabilities in either direction, allowing more total bearing area, capacity and ease of installation and replacement.

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  Aerospace seals (Cartriseal®).    We manufacture aerospace seals, turbine gearbox and accessory equipment seals, and small turbine mainshaft seals and refrigeration compressor seals. We also manufacture contacting face seals and non-contacting, or lift off, face seals, circumferential seals and specialty seals used in gas turbine engines, gearboxes, auxiliary power units, accessory equipment, refrigeration compressors, industrial turbines and compressors.

              Market.    The aerospace components industry is highly fragmented and consists of many small, specialized companies and a limited number of larger, well-capitalized companies. We compete in product-specific markets that we estimate have historically been under $100 million in revenues. The relatively small size of these markets, combined with the industry's stringent regulatory approvals, quality requirements and certification processes, increase the barriers to entry for potential competitors. For example, all potential competitors must meet the certification requirements and qualification approvals required by the Federal Aviation Administration, or FAA, and aircraft and engine OEMs.

              Customers.    We sell our aerospace products to OEMs, distributors and the U.S. government. The majority of our sales across these three business units are to engine and airframe OEMs. Our largest aerospace customers include The Boeing Company, General Electric Company, United Technologies Corporation, Honeywell International, Inc. and Goodrich Corporation.

              Competition.    Our primary competitors include Minebea Co., Ltd., SKF, Inc., McKechnie Ltd., Kaydon Corporation and Perkin-Elmer, Inc.

Distribution

              Our PT components are either incorporated into products sold by OEMs or sold to end users through industrial distributors as aftermarket products. With over 1,900 distributor locations worldwide, our distributors provide us with one of the most extensive distribution networks in the industry. One of our industrial distributors accounted for 9%, 9.5%, 10.4%, and 12.5% of net sales during the years ended March 31, 2005 and 2004, and for the periods from November 25, 2002 through March 31, 2003 and April 1, 2002 through November 24, 2002, respectively.

              Rather than serving as passive conduits for delivery of product, our industrial distributors participate in the overall competitive dynamic in the PT industry. Industrial distributors play a role in determining which of our products are stocked at their distributor centers and branch locations and, consequently, are most readily accessible to aftermarket buyers, and the price at which these products are sold.

              We market our products both to OEMs and directly to end users to cultivate an end user preference for our products. This customer preference is extremely important in differentiating our products from our competitors' and in creating "pull-through" demand with OEMs and distributors. In some instances, we have established a relationship with the end user such that we, the end user, and the end user's preferred distributor enter into a trilateral agreement whereby the distributor will purchase our products and stock them for the end user. We believe our extensive product portfolio positions us to benefit from trends towards the rationalization of suppliers by industrial distributors.

              Our products are moving, wearing components that are consumed in use and require regular replacement. This gives rise to an on-going aftermarket opportunity.

Product Development

              Throughout our history, we have demonstrated a commitment to developing technologically advanced products within the PT industry, resulting in 147 active U.S. patents and 525 foreign patents as of January 12, 2006. In addition, we thoroughly test our products to ensure their quality, understand their wear characteristics and improve their performance. These practices have enabled us, together with our customers, to develop reliable and functional PT solutions.

              The majority of our new product development begins with discussions and feedback from our customers. We have a team of approximately 200 engineers and technical employees who are organized by product line. Each of our product lines has technical staff responsible for product development and application support. If the product engineers require additional support or specialty expertise, they can call upon additional engineers and resources from Rexnord Technical Services. Rexnord Technical Services is a group comprised of approximately 30 specialists that offers testing capability and support during the development process to all of our product lines. Our existing pipeline and continued investment in new product development are expected to drive revenue growth as we address key customer needs.

Operations

    Rexnord Business System

              The goal of RBS is to deliver the highest level of customer satisfaction through the elimination of unnecessary costs or waste from every business process. This operational excellence initiative has been and will continue to be implemented at all operating levels in order to reduce lead times and improve cash flow. RBS is based on three basic tenets: People, Plan and Process, and focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of a lean process necessary to achieve the strategic plan. Implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. RBS encompasses a lean enterprise strategy, the goals of which include improvement of inventory management, customer delivery, plant utilization and a lower cost structure. Prior to the Falk Acquisition in May 2005, the implementation of RBS resulted in the achievement of significant operational improvements, including: on-time delivery improvement from 68% in March 2003 to 91% in March 2005; a reduction in selling, general and administrative expenses as a percentage of sales from 21% for the period from November 25, 2002 through March 31, 2003 to 18.9% in fiscal 2005; the reduction of our overall fixed cost base by consolidating manufacturing locations; the reduction of headcount by 12% from 5,400 in March 2002 to 4,760 in March 2005; and the rationalization of our product offerings. We are transforming our manufacturing process from a typical batch system to a lean manufacturing system, which is based on the pursuit of the elimination of waste from every business process with the ultimate goal of providing world class quality, delivery and service to customers while maximizing the quality of earnings and return on investment. To help achieve this transformation, in the last twelve months we have trained over 350 of our employees in selected RBS activities such as strategy deployment, implementing value stream mapping, improving process flow and productivity, rolling out key Six Sigma initiatives and implementing electronic supplier Kanbans to improve production, lead times and reduce inventory. Six Sigma is a data-driven approach and methodology for eliminating defects with a process output variation of no more than plus or minus six standard deviations between the mean and the nearest specification limit. Six standard deviations equates to only 3.4 defects per million opportunities for each product or service transaction. Kanbans is a system that allows a company to manufacture a product or order supplies as needed. The system reduces production lead times, amount of inventory required, and subsequently, costs in high-volume production lines.

              In addition, as part of RBS, we initiated a strategic sourcing program to reduce the number of suppliers and lower the cost of purchased materials. With this program, we intend to reduce significantly the number of direct and indirect suppliers we use.

              Going forward, we expect to continue to redefine our manufacturing processes and implement our lean transformation initiatives. Our near-term goals for improvement include additional reductions of inventory, a further improvement of on-time delivery and a significant improvement in quality.

Suppliers and Raw Materials

              The principal materials used in our manufacturing processes are commodities that are available from numerous sources. The key metal materials used in our manufacturing processes include: sheet, plate and bar steel, castings, forgings and a variety of components. The key non-metal materials used include high-performance engineered plastic. We believe there is a readily available supply of materials in sufficient quantity from a variety of sources. We have not experienced any significant shortage of our key materials and have not historically engaged in hedging transactions for commodity supplies.

              We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into contracts for certain large commodity purchases, although currently we are not a party to any unconditional purchase obligations, including take-or-pay contracts or through-put contracts. In the past, these contracts generally have had one- to five-year terms and have contained competitive and benchmarking clauses to ensure competitive pricing.

Trademarks and Patents

              We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. No single patent, trademark, trade name or license is material to our business as a whole.

              Some of our trademarks include: Rex®, Falk®, MB®, Duralon®, Thomas®, Omega®, Rex® Viva®, Addax®, ModulFlex®, Shafer® Bearing, PSI® Bearing, Cartriseal®, Planetgear™, Drive One®, SteelFlex® and A-Plus®.

Backlog

              The Company's backlog of unshipped orders was $287.7 million at January 1, 2006 and $159.7 million and $133.1 million at March 31, 2005 and 2004, respectively.

Geographic Areas

              For financial information about geographic areas, see Note 15 of the Notes to Consolidated Financial Statements.

Seasonality

              We do not experience significant seasonality of demand, although sales generally are slightly higher during our fourth fiscal quarter as our customers spend against recently approved capital budgets and perform maintenance and repairs in advance of spring and summer activity. We also do not experience significant seasonality of our end markets.

Employees

              As of January 1, 2006, we had approximately 5,680 employees, of whom 4,151 were employed in the United States while the remainder were employed abroad. Approximately 650 of our North American employees are represented by labor unions. The four U.S. collective bargaining agreements to which we are a party will expire in September 2006, April 2008, July 2008 and February 2009. Additionally, approximately 19% of our workforce is employed in Europe, where trade union membership is common. The Company believes it has a good relationship with its employees, including those represented by labor unions.

Properties

              We currently maintain 28 manufacturing and 4 repair facilities, 22 of which are located in North America, six in Europe, one in Australia, one in South America and two in Asia. With the exception of one plant located in Downers Grove, Illinois each of our facilities is dedicated to the manufacture of a single product line. All of our facilities listed below are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements. A first priority security interest has been granted in each of our domestic facilities in order to secure our obligations under the senior credit facilities.

              We own and lease facilities throughout the United States and in several foreign countries. Listed below are the locations of our principal manufacturing and repair facilities:

Facility Location	Product	Size (ft2)	Owned Leased
North America
Auburn, AL	Coupling	130,000	Leased
Benton Harbor, MI	Industrial Bearings	30,000	Leased
Bridgeport, CT	Special Components	31,000	Owned
Clinton, TN	Industrial Bearings	180,000	Owned
Cudahy, WI	Special Components	100,000	Leased
Deer Park, TX	Gear Repair	31,000	Leased
Downers Grove, IL	Industrial Bearings and Aerospace	248,000	Owned
Grafton, WI	Flattop	95,000	Owned
Horsham, PA	Gear	80,000	Leased
Indianapolis, IN	Industrial Bearings	527,000	Owned
Lincoln, NE	Coupling	54,000	Leased
East Rockaway, NY	Special Components	20,000	Owned
East Rockaway, NY	Special Components	20,000	Leased
Milwaukee, WI	Gear	1,500,000	Owned
New Berlin, WI	Gear Repair	44,000	Leased
New Berlin, WI	Coupling	54,000	Owned
New Orleans, LA	Gear Repair	75,000	Leased
Simi Valley, CA	Aerospace	37,000	Leased
Stuarts Draft, VA	Gear	93,000	Owned
Toronto, Canada	Gear Repair	30,000	Leased
West Milwaukee, WI	Industrial Chain	370,000	Owned
Wheeling, IL	Aerospace	83,000	Owned
Europe
Betzdorf, Germany	Industrial Chain	179,000	Owned
Corregio, Italy	Flattop	79,000	Owned
Dortmund, Germany	Coupling	36,000	Owned
Gravenzande, Netherlands	Flattop	117,000	Leased
Hamelin, Germany	Gear	374,000	Leased
Raon L'etape, France	Coupling	217,000	Owned
South America
Sao Leopoldo, Brazil	Industrial Chain	77,000	Owned
Australia
Newcastle, Australia	Gear	43,000	Owned
Asia
Changzhou, China	Gear	206,000	Owned
Shanghai, China	Gear	40,000	Leased

Environmental Matters

              Our operations and facilities are subject to extensive federal, state, local and foreign laws and regulations related to pollution and the protection of the environment, health and safety, including those governing among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of waste and other materials, and the remediation of contaminated sites. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with these environmental laws and regulations. We believe that our business, operations and facilities are being operated in material compliance with applicable environmental laws and regulations. However, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations, or the permits required for our operations could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

              Several environmental laws and regulations, including the federal Superfund law, impose liability to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on potentially responsible parties, or PRPs, for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting investigations and cleanup of known or potential contamination at several of our current and former facilities, and have been named as a PRP at several third party Superfund sites. See "—Legal Proceedings" for a discussion regarding our Downers Grove, Illinois facility and the Ellsworth Industrial Park Site. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not applicable to operating facilities. As a result, we could incur significant unanticipated costs. The discovery of additional contamination, or the imposition of more stringent cleanup requirements, could require significant expenditures by us. We also may face liability for alleged personal injury or property damage due to exposure to hazardous substances used at our facilities or that may be contained within our current or former products.

Legal Proceedings

              We are involved in various unresolved legal actions, administrative proceedings, and claims in the ordinary course of our business involving, among other things, product liability, commercial, employment, workers' compensation, intellectual property claims and environmental matters. We establish reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, we believe the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

              In connection with the sale of the Predecessor, Invensys has, subject to various terms and conditions, including certain caps and limitations, provided us with indemnification against certain contingent liabilities, including coverage for certain preclosing environmental liabilities. The following paragraphs summarize noteworthy actions and proceedings for which Invensys has accepted responsibility:

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  In 2002, we were named as a potentially responsible party, or PRP, together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the Site), which is under investigation by the United States Environmental Protection Agency, or USEPA, and the Illinois Environmental Protection Agency, or IEPA. Our Downers Grove property is situated within the Ellsworth Industrial Complex. The investigation alleges there has been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from our property, at the Site. In support of the USEPA and IEPA, the Illinois Attorney General filed in July 2004 a lawsuit in the Circuit Court of DuPage County, Illinois against us and the other PRP companies: State of Illinois v. Precision et al. In August 2003, several PRPs, including the Company, entered into an Administrative Order by Consent, or AOC, with the USEPA, IEPA and State of Illinois et al. that required the PRPs to provide $4.275 million to fund the hook-up of about 800 homes to municipal water and provided for continuing investigation of the Site. We agreed to provide $306,500 of that fund under an interim allocation. Subsequently, we were notified by the USEPA that the Site investigation is expanding. Our future costs related to the site, including for investigation and/or remediation, could be significant. We are also a defendant in three pending lawsuits alleging property damage or personal injury stemming from contamination that allegedly, in whole or in part, originated from the Site: Muniz et al v. Rexnord Corporation et al, a class action filed in April 2004 and currently pending in the United States District Court for the Northern District of Illinois; Jana Bendik v. Precision Brand Products et al. v. Rexnord Corporation et al, filed in April 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois; and Kevin Pote, et al. v. Ames Supply Co. et al., filed in December 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The AOC is expected to resolve a significant portion of the State of Illinois lawsuit. The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, we believe we have meritorious defenses to the suits. We have sued and been sued by our insurance companies over coverage for these matters. Pursuant to its indemnity obligation, Invensys is defending us in these matters and has paid 100% of the costs to date.

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  We have been named as a defendant in over 550 lawsuits (with approximately 8300 claimants) pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by our Stearns division. Similarly, our Prager subsidiary has been named as a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. There are approximately 3,600 claimants in the Prager lawsuits. The ultimate outcome of these lawsuits cannot presently be determined. We are currently enjoying insurance coverage for our legal defense costs related to the Prager lawsuits, and have indemnity coverage by Invensys for both the Stearns and Prager lawsuits. We have further indemnity coverage from a third party regarding the Stearns lawsuits.

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  We were a defendant and cross-defendant in a case entitled Odeco Drilling Inc., et al. v. Baroid Equipment, Inc., filed in October 1992 in state court in Harris County, Texas. On February 26, 2002, the court entered a final judgment in favor of Baroid Equipment, Inc. and Varco Shaffer Co. (Defendants/Cross-Plaintiffs) against us in the amount of approximately $2.3 million, plus pre-judgment interest of 10% beginning October 16, 1992. The judgment provides for a further award of attorneys' fees to the Defendants/Cross-Plaintiffs in the event of appeals. On October 13, 2005, the Court of Appeals reversed the award to Odeco against Shafer and reversed the award to Shafer from Rexnord. Odeco filed for a rehearing and the request was denied on February 2, 2006. Odeco has exhaustd its appeal rights, but Baroid has until April 19, 2006 to file any additional appeal. We are indemnified against any loss by two separate parties in connection with this matter. Accordingly, we have recorded a liability at March 31, 2005 in the amount of the judgment plus accrued interest totaling $7.6 million and a corresponding receivable in the same amount. Both the liability and corresponding receivable are classified as a nonrecurrent liability and asset, respectively, in the consolidated balance sheet at March 31, 2005.

              In connection with the Falk Acquisition, Hamilton Sunstrand, has, subject to various terms and conditions, including certain caps and limitations, provided us with indemnification against certain contingent liabilities, including coverage for certain preclosing environmental liabilities. The following paragraph summarizes noteworthy actions and proceedings for which Hamilton Sunstrand has accepted responsibility:

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  Falk is a defendant in over fifty lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There is a total of approximately 10,977 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sunstrand is defending Falk in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

              In addition to the foregoing litigation, Falk is a defendant in other lawsuits. As with the matters described above, it is not possible to predict with certainty the outcome of this unresolved legal actions. However, based upon current information we believe the eventual outcome of this unresolved legal action will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. The following paragraph summarizes the noteworthy action in which Falk is a defendant:

              Kimberly St. Cin, Individually and as surviving spouse of Robert St. Cin, decedent v. The Falk Corporation, et al., filed in January 2004 in the Circuit Court of Cape Girardeau County, Missouri. The suit was filed against Falk and several other defendants for wrongful death involving an elevator bucket loader. The claim amount is for $9 million. The drive and backstop were allegedly manufactured by Falk.

MANAGEMENT

Directors and Executive Officers

              The following table sets forth information concerning our directors and executive officers as of January 1, 2006:

Name	Age	Position
George M. Sherman	64	Chairman of the Board
Robert A. Hitt	48	President, Chief Executive Officer and Director
Thomas J. Jansen	54	Executive Vice President of Finance and Chief Financial Officer
Michael N. Andrzejewski	52	Vice President of Business Development and Secretary
Praveen R. Jeyarajah	38	Director
Jerome H. Powell	52	Director
Bruce E. Rosenblum	52	Director

              George M. Sherman has been Chairman of our board of directors since 2002. Mr. Sherman also served as the Chairman of Campbell Soup from August 2001 to November 2004. Prior to his appointment with Campbell Soup, Mr. Sherman was the Chief Executive Officer at Danaher Corporation from 1990 to May 2001. Prior to joining Danaher, he was Executive Vice President at Black and Decker Corporation.

              Robert A. Hitt became our President and Chief Executive Officer in April 2001 and was elected as one of our directors in connection with the Acquisition. Prior to the Acquisition, Mr. Hitt had been the Chief Operating Officer of Invensys Industrial Components and Systems Division since April 2002, Division Chief Executive of Invensys Automation Systems Division from April 2001 to March 2002 and Division Chief Executive of Invensys Industrial Drive Systems Division from October 2000 to March 2001. Mr. Hitt joined Siebe/Invensys in 1994, where he held various positions including President of Climate Controls from June 1997 to October 2000 and prior to June 1997, General Manager of Appliance Controls.

              Thomas J. Jansen became our Executive Vice President of Finance and Chief Financial Officer in April 2001. Prior to the Acquisition, Mr. Jansen was Executive Vice President of Finance of Invensys Industrial Components and Systems Division since April 2002, Executive Vice President of Finance of Invensys Automation Systems Division from April 2001 to March 2002 and Executive Vice President of Finance of Invensys Industrial Drive Systems Division from March 1999 to March 2001. Prior to that time, from August 1998 to February 1999 Mr. Jansen was Vice President of Finance for the Power Drives Division of BTR plc. From July 1992 to August 1998, Mr. Jansen was Vice President of Finance and Chief Financial Officer of Rexnord Corporation. Mr. Jansen served in various financial positions for Rexnord Corporation and its predecessor, Rexnord Inc. from 1981 through July 1992.

              Michael N. Andrzejewski became our Vice President of Business Development in April 2000 and was elected Secretary in November 2002. Prior to the Acquisition, Mr. Andrzejewski was Vice President of Business Development of the Invensys Industrial Components and Systems Division since April 2000. Prior to his current assignment, from October 1998 to April 2000, Mr. Andrzejewski was President of Rexnord Chain and Conveyor Group and from July 1995 to October 1998 served as President of Rexnord Industrial Chain Group.

              Praveen R. Jeyarajah was elected as one of our directors in connection with the Acquisition. Mr. Jeyarajah has been a Managing Director of Carlyle since 2001. Prior to joining Carlyle,

Mr. Jeyarajah was with Saratoga Partners, from 1996 to 2000. Prior to that, Mr. Jeyarajah worked at Dillon, Read & Co., Inc.

              Jerome H. Powell was elected as one of our directors in connection with the Acquisition. Mr. Powell was a Managing Director of Carlyle from 1997 to 2005. Prior to that time, from 1995 to 1997, he was Managing Director and head of mergers and acquisitions at Dillon Read & Co., Inc. From 1993 to 1995, Mr. Powell served as head of client coverage and mergers and acquisitions at Bankers Trust Company. From 1990 to 1993, Mr. Powell served as Assistant Secretary of The Treasury Department for Domestic Finance and later as Under Secretary for Finance in the Bush Administration.

              Bruce E. Rosenblum was elected as one of our directors in connection with the Acquisition. Mr. Rosenblum has been a Managing Director of Carlyle since May 2000. Prior to that time, Mr. Rosenblum was a partner and Executive Committee member at the law firm of Latham & Watkins LLP, where he practiced for 18 years. He is a member of the board of directors of PanAmSat Holding Corporation.

Board of Directors

              Our board is currently comprised of five directors, which we expect will be increased upon the closing of this offering. At each annual meeting, our stockholders will elect the successors to our directors. Any director may be removed from office by a majority of our stockholders. Our executive officers serve at the discretion of our board of directors. Directors may be removed for cause by the affirmative vote of the holders of a majority of the common stock.

Committees of our Board of Directors

              Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and, upon closing of this offering, three standing committees: the audit committee, the nominating and corporate governance committee and the compensation committee. In addition, from time to time, other committees may be established under the direction of the board when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of the New York Stock Exchange and applicable law.

Audit Committee

              Our subsidiary, Rexnord Corporation, currently has an audit committee that consists of Messrs. Jeyarajah and Powell. Upon completion of this offering, RBS Global, Inc. will establish an audit committee which will be responsible for, among other things, making recommendations concerning the engagement of our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees, and reviewing the adequacy of our internal accounting controls.

Nominating and Corporate Governance Committee

              Upon completion of this offering we will establish a nominating and corporate governance committee which will assist the board of directors in selecting new directors, evaluating the overall effectiveness of the board of directors, and reviewing developments in corporate governance compliance.

Compensation Committee

              Our compensation committee is responsible for determining compensation for our executive officers and administering our stock option plans and other compensation programs. The compensation committee is also charged with establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation of our management. The current members of our compensation committee are Messrs. Powell, Jeyarajah and Sherman.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers serves as a director or member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a director or member of our compensation committee.

Director Compensation

              Our directors are employed either by Carlyle or us and are not separately compensated for their service as directors. Our outside director, George Sherman, will not receive an additional fee for his services as director other than the compensation described below in "—Consulting Agreement."

Executive Compensation

              The following table sets forth the cash and non-cash compensation paid to or incurred on our behalf for our Chief Executive Officer and each of the four other most highly compensated executive officers, or the named executive officers, that earned more than $100,000 during the fiscal years ended March 31, 2005, 2004 and 2003.

Summary Compensation Table

Long Term Compensation Awards
Annual Compensation
Name and Principal Position				Securities Underlying Options(#)	All Other Compensation (2)
	Year	Salary(1)	Bonus
Robert A. Hitt, President and Chief Executive Officer	2005 2004 2003	$530,000 500,004 489,992	$— 28,878 178,965	— — 78,152	$128,719 3,952 12,200
Thomas J. Jansen, Chief Financial Officer	2005 2004 2003	310,500 300,000 282,422	— 13,476 78,450	— — 39,076	75,595 9,640 20,612
Michael N. Andrzejewski, Vice President Business Development & Secretary	2005 2004 2003	210,120 204,000 197,501	— 8,984 55,131	— — 14,654	58,217 8,827 13,448
Thomas J. Smith, Vice President Human Resources (3)	2005 2004 2003	221,652 217,308 212,000	— 9,523 60,844	— — 4,885	11,216 6,192 11,600
John E. Gialouris, President Flattop Global(3)	2005 2004 2003	257,500 241,506 —	— — —	— 15,630 —	14,098 — —

(1)
Includes salary paid by Invensys, for services rendered to Invensys, which included services rendered to Rexnord Corporation and its subsidiaries for the period from April 1, 2002 through

  November 24, 2002. For a more comprehensive discussion of the named executive officers' salaries, see "—Employment Agreements."

(2)
All three fiscal years shown consist of matching contributions under our 401(k) plan, contributions under our Exec-U-Care—1st Dollar Medical Plan, and Company car leases. Fiscal 2005 amounts also include supplemental executive retirement plan earnings of $116,061 for Robert A. Hitt, $62,020 for Thomas J. Jansen, and $41,329 for Michael N. Andrzejewski.

(3)
Thomas J. Smith and John E. Gialouris terminated their employment with the Company in fiscal 2005. See "—Severance Agreements" for more information.

Stock Options

              There were no options granted to or exercised by the named executive officers during fiscal 2005. The following table sets forth information concerning unexercised stock options as of March 31, 2005.

Aggregated Option/SAR Exercises In Last Fiscal Year And
FY-End Option/SAR Values(1)

			Number of Securities Underlying Unexercised Options/SARs at FY-End(#)		Value of Unexercised In-the-Money Options/SARs at FY-End($)
Name	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable(2)	Unexercisable	Exercisable	Unexercisable
Robert A. Hitt	0	0	23,874	54,278	0	0
Thomas J. Jansen	0	0	11,937	27,139	0	0
Michael N. Andrzejewski	0	0	4,476	10,178	0	0
Thomas J. Smith (3)	0	0	0	0	0	0
John E. Gialouris (3)	0	0	4,427	11,203	0	0

(1)
As of March 31, 2005, the value of the options at fiscal year end is not presented as it is not meaningful in the context of our common stock being privately held.

(2)
Consists of options for shares which were exercisable as of March 31, 2005.

(3)
Thomas J. Smith and John E. Gialouris terminated their employment with the Company in fiscal 2005. See "—Severance Agreements" for more information.

Pension Plan

              Each named executive officer participates in the Rexnord Non-Union Pension Plan. The following table shows the estimated annual pension benefits under this plan for the specified compensation and years of service.

	YEARS OF SERVICE
	10	15	20	25	30+
Remuneration
$125,000	15,742	23,613	31,484	39,355	47,226
$150,000	19,242	28,863	38,484	48,105	57,726
$175,000	22,742	34,113	45,484	56,855	68,226
$200,000	26,242	39,363	52,484	65,605	78,726

              Our named executive officers participate in the Rexnord Non-Union Pension Plan. Benefit payments under this plan are generally based on final average annual compensation—including overtime pay, incentive compensation and certain other forms of compensation reportable as wages taxable for federal income tax purposes, but excluding severance payments, amounts attributable to our equity plans, and any taxable fringe benefits—for the five consecutive years within the final ten years of employment prior to the normal retirement age of 65 that produce the highest average. The plan's benefits formula also integrates benefit formulas from prior plans of our former parent in which certain participants may have been entitled to participate. Benefits are generally payable as a life annuity for unmarried participants and on a 50% joint and survivor basis for married participants. The full retirement benefit is payable to participants who retire on or after age 65 with five years of service, and a reduced early retirement benefit is available to participants who retire on or after age 55 with 10 years of service. No deductions are made for the value of any social security benefits earned or any other offsets. During the year ended March 31, 2004 the Company made significant modifications to the plan by freezing credited service as of March 31, 2004.

              Frozen Credited Years of Service under Rexnord Non-Union Pension Plan for Named Executive Officers:

Robert A. Hitt	9
Thomas J. Jansen	8
Michael N. Andrzejewski	8
Thomas J. Smith (1)	10
John E. Gialouris (1)	1

(1)
Thomas J. Smith and John E. Gialouris terminated their employment with the Company in fiscal 2005. See "—Severance Agreements" for more information.

Stock Option Plan

              In connection with the Acquisition, certain members of our management, including certain named executive officers, received non-qualified stock options to purchase common stock of RBS Global, Inc. pursuant to the terms of the stock option plan of RBS Global, Inc. The option plan permits the grant of non-qualified stock options and incentive stock options to purchase shares of RBS Global, Inc. common stock. As of March 14, 2006, 413,112 shares of common stock were authorized, 311,994 options were outstanding and 5,575 options had been exercised under the option plan. The compensation committee of the board of directors of RBS Global, Inc. administers the option plan. Employees, consultants and directors are eligible to receive a grant of options under the option plan.

              The per share exercise price of each such option outstanding at January 1, 2006 is $150.00 for the 104,568 options granted in fiscal year 2006 and $100.00 for the 207,425 options granted prior to fiscal year 2006. Each option will generally become vested and exercisable as follows:

  •
  Approximately 33% of the options are time vesting options that will become vested on a pro-rata annual basis on or prior to the fifth anniversary from the date of grant.

  •
  Approximately 67% of the options are performance vesting options that will become vested on the day immediately preceding the seventh anniversary of the date of grant, provided the option holder remains continuously employed with the Company. However, all or a portion of such performance vesting options may become vested and exercisable over a five-year period from the grant date if certain performance targets relating to earnings and debt repayment are met.

              In addition, a portion of these options may accelerate upon the occurrence of certain stated liquidity events (including certain sales, transfers, conveyances or other dispositions in one or a series of related transactions of our equity securities). Shares of common stock purchased or acquired under the stock option plan will generally be subject to restrictions on transfer, repurchase rights, and other limitations as set forth in the stockholder agreement, which stockholder agreement shall terminate upon completion of this offering. See "Certain Relationships and Related Transactions—Stockholders Agreement."

Stock Options held by Cypress Industrial Holdings, LLC

              In connection with the Acquisition, Mr. Sherman, through Cypress Industrial Holdings, LLC, received an option to purchase 78,152 shares of common stock at a per share exercise price of $100. As of March 14, 2006, 62,522 options were outstanding and 15,630 shares of common stock were issued upon exercise of the options. All of these options are subject to time based vesting and are expected to become vested on or prior to March 1, 2008. All unvested options are scheduled to vest upon the initial public offering.

Change of Control Retention Agreements

              We entered into change of control retention agreements with Messrs. Hitt, Jansen and Andrzejewski to provide them with enhanced financial security and sufficient encouragement to remain with the Company. Each of these agreements provides that upon a termination of employment either by us without cause or by the executive for good reason, within twelve months (eighteen months for Mr. Hitt) following a change in control (as defined in the agreements) and not due to the executive's death, disability or resignation (other than for good reason), each executive will be entitled to: (1) severance pay in an amount equal to twelve months (eighteen months for Mr. Hitt) of the executive's base salary, as in effect immediately prior to the date of termination of employment or change of control, whichever is greater, payable over twelve months (eighteen months for Mr. Hitt) in accordance with our customary payroll practices, (2) the bonus that the executive would have received if the executive remained employed by us through the end of the bonus performance period in which the executive's employment terminates, (3) during such twelve-month (eighteen-month for Mr. Hitt) severance period, or until the executive is covered by the plan of another employer, continued coverage under our group medical and dental benefit plan and (4) payments equal to twelve months (eighteen months for Mr. Hitt) of the premium cost for life insurance coverage (excluding supplemental life insurance coverage) under our life insurance plan in effect immediately prior to the executive's date of termination. As a condition of receiving such severance benefits, each executive will be required to sign and not revoke a separation agreement and release of claims. If the executive is entitled to receive severance or similar payments and/or benefits under any other of our plans, programs, agreements, policies or practices, severance payments and benefits due to the executive under this agreement will be so reduced. During the executive's service as an employee and for twelve months thereafter, each executive is prohibited from knowingly disparaging, criticizing or otherwise making any derogatory statements regarding us or our affiliates, successors, directors of officers.

Stock Purchase Plan

              In connection with this offering, our board of directors plans to adopt a Stock Purchase Plan. The Stock Purchase Plan will provide that eligible individuals designated by us and who are our employees or employees of our subsidiaries, our non-employee directors, and our consultants and advisors will have the opportunity to purchase our common stock. Reserved for issuance under the Stock Purchase Plan will be            shares of our common stock. Generally, the compensation committee of our board will administer the Stock Purchase Plan and will determine to whom an offer to sell shares of our common stock shall be made and the number of shares of our common stock to be sold and the terms and conditions of such sale (including the purchase price per share of common stock). The Stock Purchase Plan will terminate on the earlier of ten years after it is adopted by the board, when the board of directors terminates the Stock Purchase Plan or when all shares of our common stock available for sale under the Stock Purchase Plan are sold to participants unless additional shares are added to the Stock Purchase Plan. We do not intend to issue common stock from the Stock Purchase plan until after the initial public offering.

Equity Compensation Plan

              In connection with this offering, our board of directors plans to adopt and seek stockholder approval for an Incentive Award Plan (the "Incentive Plan"). The Incentive Plan will terminate on the earlier of ten years after stockholder approval or when the board of directors terminates the Incentive Plan. The Incentive Plan will provide for the grant of incentive stock options, or ISOs, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards, and stock payments, all of which we collectively call awards, to our employees, consultants, and directors.

    Share Reserve

              We intend to reserve            shares of our common stock for issuance under the Incentive Plan. Once the Incentive Plan becomes subject to Section 162(m) of the Code, no more than            shares may be granted pursuant to awards which are intended to be performance-based compensation within the meaning of Code Section 162(m) to any one participant in a twelve-month period. The shares subject to the Incentive Plan, the limitations on the number of shares that may be awarded under the Incentive Plan, and shares and option prices subject to awards outstanding under the Incentive Plan may be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations, or other distributions of our assets.

              Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise, and shares tendered to us to pay the exercise price of an option or other award may be available for future grants of awards under the Incentive Plan. In addition, shares subject to stock awards that have expired, been forfeited, or otherwise terminated without having been exercised may be subject to new awards. Shares issued under the Incentive Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

    Administration

              Generally, the compensation committee of our board will administer the Incentive Plan. However, with respect to awards made to our non-employee directors or to individuals subject to Section 16 of the Exchange Act, the full board will act as the administrator of the Incentive Plan. The committee or the full board, as appropriate, will have the authority to:

  •
  select the individuals who will receive awards;

  •
  determine the type or types of awards to be granted;

  •
  determine the number of awards to be granted and the number of shares to which the award relates;

  •
  determine the terms and conditions of any award, including the exercise price and vesting;

  •
  determine the terms of settlement of any award;

  •
  prescribe the form of award agreement;

  •
  establish, adopt, or revise rules for administration of the Incentive Plan;

  •
  interpret the terms of the Incentive Plan and any matters arising under the Incentive Plan; and

  •
  make all other decisions and determinations as may be necessary to administer the Incentive Plan.

              The compensation committee may delegate its authority to grant or amend awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Code, or the officers to whom the authority to grant or amend awards has been delegated.

              The compensation committee, with the approval of the board, may also amend the Incentive Plan. Amendments to the Incentive Plan are subject to stockholder approval to the extent required by law, or exchange rules or regulations. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the Incentive Plan or to extend the term of an option beyond ten years.

    Eligibility

              Awards under the Incentive Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors, and our consultants and advisors. However, options which are intended to qualify as ISOs may be granted only to employees.

    Awards

              The following briefly describes the principal features of the various awards that may be granted under the Incentive Plan.

              Options.    Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable at the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, in shares of our common stock which have been held by the option holder for at least six months, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or such other methods as the compensation committee may approve from time to time. The compensation committee may at any time substitute different awards for options granted under the Incentive Plan. Options may take two forms, nonstatutory options, or NSOs, and incentive stock options, or ISOs.

              NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NSOs may be granted at such price as the compensation committee may determine but not less than the fair market value of our common stock on the date of grant.

              ISOs will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions, ISOs must:

  •
  have an exercise price not less than the fair market value of our common stock on the date of grant, or if granted to certain individuals who own or are deemed to own at least 10% of the total combined voting

  •
  power of all of our classes of stock (10% stockholders), then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

  •
  be granted only to our employees and employees of our subsidiary corporations;

  •
  expire within a specified time following the option holder's termination of employment;

  •
  be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

  •
  not be exercisable for the first time in any calendar year with respect to stock granted under any of our stock option plans with an aggregate fair market value (determined at the grant date) in excess of $100,000 (calculated by multiplying the number of shares first exercisable by the applicable exercise price).

              No ISO may be granted under the Incentive Plan after ten years from the date the Incentive Plan is approved by our stockholders.

              Restricted Stock. A restricted stock award is the grant of shares of our common stock at a price (which may be zero) determined by the compensation committee, is nontransferable, and, unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service during a restricted period. The compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock, or receive dividends on such shares, or both.

              Stock Appreciation Rights.    SARs provide for payment to the holder based upon increases in the price of our common stock over a set base price. SARs may be granted in connection with stock options or other awards or separately. SARs granted in connection with options will be exercisable only when and to the extent the option is exercisable and will entitle the holder only to the difference between the option exercise price and the fair market value of our common stock on the date of exercise. Payment for SARs may be made in cash, our common stock, or any combination of the two at such time as is specified in the SAR agreement.

              Restricted Stock Units.    Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we shall deliver to the holder of the restricted stock unit unrestricted shares of our common stock which will be freely transferable.

              Dividend Equivalents.    Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an award (other than a dividend equivalent award) held by the participant.

              Performance Awards.    Performance awards are denominated in shares of our common stock and are linked to satisfaction of performance criteria established by the compensation committee. If the compensation committee determines that the award is intended to meet the requirements of "qualified performance based compensation" and therefore be deductible under Section 162(m) of the Code, then the performance criteria upon which the award will be based shall be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation, and amortization), economic value added (as determined by the committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including operating cash flow, free cash flow, and other cash flow measures), return on capital, return on assets (net or gross), return on stockholders' equity, return on sales, gross or net profit margin, productivity, expense margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

              Stock Payments.    Payments to participants of bonuses or other compensation may be made under the Incentive Plan in the form our common stock.

              Deferred Stock.    Deferred stock typically is awarded without payment of consideration and is subject to vesting conditions, including satisfaction of performance criteria. Like restricted stock, deferred stock may not be sold or otherwise transferred until the vesting conditions are removed or expire. Unlike restricted stock, deferred stock is not actually issued until the deferred stock award has vested. Recipients of deferred stock will have no voting or dividend rights prior to the time when the vesting conditions are met and the deferred stock is delivered.

    Changes in Control

              All awards granted under the Incentive Plan will become exercisable in full upon the occurrence of a change in control (as defined in the Incentive Plan), unless the award is assumed by any successor in such change in control, or the award agreement otherwise provides. In connection with a change in control, the compensation committee may cause the awards to terminate but shall give the holders of the awards the right to exercise outstanding awards or receive other rights under the awards outstanding for some period of time prior to the change in control, even though the awards may not be exercisable or otherwise payable. Additionally, the committee may provide that all restrictions imposed on some or all shares of restricted stock, restricted stock units, and deferred stock shall lapse.

    Adjustments Upon Certain Events

              The number and kind of securities subject to an award and the exercise price or base price may be adjusted in the discretion of the committee to reflect any stock dividends, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, or other distribution (other than normal cash dividends) of our assets to stockholders, or other similar changes affecting the shares. In addition, upon such events the committee may provide (i) for the termination of any awards in exchange for cash equal to the amount the holders would otherwise be entitled if they had exercised the awards, (ii) for the full vesting, exercisability or payment of any award, (iii) for the assumption of such award by any successor, (iv) for the replacement of such award with other rights or property, (v) for the adjustment of any combination of the number, type of shares, and the terms and conditions of the awards which may be granted in the future, or (vi) that awards cannot vest, be exercised or become payable after such event.

    Awards Not Transferable

              Generally, the awards may not be pledged, assigned, or otherwise transferred other than by will or by laws of descent and distribution. The committee may allow awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder's family, charitable institutions, or trusts for the benefit of family members.

    Miscellaneous

              As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the committee to disapprove of such use.

              The Incentive Plan will expire and no further awards may be granted after the tenth anniversary of its approval by our stockholders or, if later, the approval by our board of directors.

Executive Bonus Plan

              In connection with the Acquisition, we adopted our Executive Bonus Plan to provide our management with an incentive to achieve key business objectives. The plan allows our key officers and directors to achieve performance-based compensation in addition to their annual base salary. Currently, only Messrs. Hitt, Jansen and Andrzejewski participate in the plan. Each participating officer or director is eligible to receive a performance bonus for each bonus period based on a stated percentage of the officer's or director's base pay if our financial performance is equal to or greater than 90% of certain stated financial targets, as described in the plan. Eighty percent of the performance-based compensation will be paid in accordance with the percentage of EBITDA targets, as defined under the plan, achieved and 20% of the performance-based compensation will be paid in accordance with the achievement of personal performance targets. Solely at our discretion, additional performance-based compensation may be paid to executives.

              Generally, target awards under the plan will vary from 35% to 60% of the officer's base salary depending upon level of seniority and overall performance of the individual. With limited exceptions, an employee who leaves the Company prior to the end of a bonus period will not be eligible for a bonus payment.

Supplemental Executive Retirement Plan (SERP)

              Messrs. Hitt, Jansen and Andrzejewski are participants in the Rexnord Supplemental Executive Retirement Plan (SERP) established October 1, 2004 and providing participation retroactive to December 1, 2002. The Plan provides an account credited annually as of each December 31 with the designated percentage of the participants' compensation as follows:

Robert A. Hitt	8.48%
Thomas J. Jansen	7.97%
Michael N. Andrzejewski	7.75%

              Account balances are credited at an annual interest rate of 6.75%. Commencement of benefits cannot begin prior to termination of employment. A "rabbi-trust" has been established as a funding mechanism.

Employment Agreements

              In connection with the Acquisition, we entered into employment agreements with each of Messrs. Hitt, Jansen and Andrzejewski. Each agreement has a three-year term and will be extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods. The following table sets forth the stated position and annual base salary (2005 base salaries are provided under the Summary Compensation Table), which may be increased by our board of directors, for certain of the named executive officers:

Name	Title	Base Salary
Robert A. Hitt	Chief Executive Officer	$500,000
Thomas J. Jansen	Chief Financial Officer	$300,000
Michael N. Andrzejewski	Vice President of Business Development and Secretary	$200,000

              Under the terms of each agreement, the executive was eligible at the start of fiscal 2005 to receive a discretionary bonus under the terms of our Executive Bonus Plan. The executives have also been granted options to purchase shares of RBS Global, Inc. common stock under the stock option plan. Messrs. Hitt, Jansen and Andrzejewski are entitled to purchase 78,152 shares, 39,076 shares and 14,654 shares, respectively, of common stock of RBS Global, Inc. Each executive is also entitled to participate in our employee benefit plans, programs and arrangements currently in effect, and is entitled to reimbursement for all reasonable travel and other expenses incurred during the performance of the executive's duties in accordance with our expense reimbursement policy.

              Each of these employment agreements provides that upon termination of employment, the executive will be entitled to receive the sum of the executive's unpaid annual base salary through the date of termination, any unpaid travel expenses, any unpaid accrued vacation, and any amount arising from the executive's participation in, or benefits under, any of our employee benefits plans, programs or arrangements. Upon termination of employment either by us without cause or by the executive for good reason, each executive will be entitled to an amount equal to the executive's stated annual base salary for a period of eighteen months for Mr. Hitt and twelve months for Messrs. Jansen and Andrzejewski and, during such severance period, continued coverage under all of our group health benefit plans in which the executive and any of the executive's dependents were entitled to participate immediately prior to termination.

              Each executive is prohibited from competing with us during the term of his employment and for a period of two years for Mr. Hitt and eighteen months for Messrs. Jansen and Andrzejewski following termination of his employment.

Consulting Agreement

              In connection with the Acquisition, we have entered into a consulting agreement with Mr. George Sherman. The agreement will continue until Mr. Sherman's death or until either party delivers 15 days prior written notice.

              Under the terms of the agreement, Mr. Sherman will receive a stated annual consulting fee of $250,000. In addition, Mr. Sherman is entitled to participate in the stock option plan of RBS Global, Inc. and has been granted options to purchase approximately 2% of the outstanding shares of stock of RBS Global, Inc. common stock under the stock option plan. Mr. Sherman also is entitled to reimbursement for all reasonable travel and other expenses incurred in connection with our business. The agreement automatically terminates in the event that Mr. Sherman no longer holds the position of chairman of the board of directors. Upon termination of the agreement, we must pay Mr. Sherman a pro rata portion of any part of his consulting fee earned but not previously paid.

Severance Agreements

              On January 21, 2005 (the Separation Date), the Company entered into a Release and Severance Agreement (the Severance Agreement) with Thomas J. Smith. Mr. Smith voluntarily resigned his employment with the Company as its Vice President of Human Resources effective as of the Separation Date. The Severance Agreement provides Mr. Smith with a severance benefit equal to twelve months of his base salary in effect on the Separation Date of $18,471 per month. For a period of twelve months after the Separation Date, Mr. Smith has the right to continue to participate in the Company's group medical, vision and dental insurance plans (the Medical Plans). While Mr. Smith is a participant in the Medical Plans, the Company is obligated to pay the normal monthly employer's share of premium payments for the Medical Plans with respect to Mr. Smith. The Severance Agreement also provides that Mr. Smith is eligible to receive a payment under the Rexnord Incentive Plan (the Incentive Plan) for the fiscal year ending March 31, 2005 in an amount equal to the amount he would have received for the fiscal year ending March 31, 2005 had his employment with the Company not terminated, but prorated for the actual number of days between April 1, 2004 and January 31, 2005. Pursuant to the Severance Agreement, Mr. Smith had the right for a period of ninety days after the Separation Date to continue to use the lease vehicle provided to him by the Company immediately prior to the Separation Date. In addition, Mr. Smith has received a payment from the Company for outplacement services.

              In consideration of the severance benefits which have already been provided to him in the Severance Agreement, Mr. Smith has released the Company and its affiliates from all claims he may have relating to his employment with or separation from employment with the Company. Pursuant to the Severance Agreement, Mr. Smith agreed to refrain from (a) using any confidential information of the Company to compete with the Company or otherwise adversely interfere with the Company's relationships with customers, suppliers or business associates during the 24-month period following the separation date, (b) taking any action that would have the effect of damaging the Company's reputation, and (c) disclosing any confidential or proprietary information of the Company without the Company's prior approval.

              On March 9, 2005, Rexnord Industries, Inc., now known as Rexnord Industries, LLC (RII), an indirect wholly owned subsidiary of Rexnord Corporation and RBS Global, Inc, entered into a Separation Agreement and Release (the Separation Agreement) with John Gialouris, its President Flattop Global. Pursuant to the Separation Agreement, Mr. Gialouris' employment with RII was terminated effective as of May 31, 2005 (the Termination Date).

              The Separation Agreement provides Mr. Gialouris with a severance benefit equal to twelve months of his base salary at Mr. Gialouris' salary rate in effect on the Termination Date. For a period equal to the shorter of (a) twelve months after the Termination Date, and (b) the date on which Mr. Gialouris becomes covered by another employer's group health, dental and life insurance plans, RII will provide him with the right to continue to participate in RII's group medical, dental and life insurance plans (the Plans). While Gialouris is a participant in the Plans, RII is obligated to pay the normal monthly employer's share of the premium payments for the Plans with respect to him.

              The Separation Agreement also provides that Mr. Gialouris is eligible to receive a payment under the Rexnord Management Incentive Plan (the Incentive Plan) for the fiscal year ending March 31, 2005 in an amount equal to the amount he would have received under the Incentive Plan for the fiscal year ending March 31, 2005 had his employment with RII not terminated.

              Pursuant to the Separation Agreement, RII continued to pay Mr. Gialouris a car allowance of $940 per month for a period of three months after the Termination Date. In addition, Mr. Gialouris will be reimbursed by RII for outplacement services up to a maximum of $12,500.

              In consideration of the severance benefits provided to him in the Separation Agreement, Mr. Gialouris has released RII and its affiliates from all claims he may have relating to his employment with or separation from RII. In addition, Mr. Gialouris agreed to refrain from using or disclosing any proprietary information of RII without RII's prior approval. Mr. Gialouris also agreed, for a period of one year following the Termination Date, to refrain from: (a) providing services comparable to the services he provided to RII and its affiliates during the one year period preceding the end of his employment to any competitor of RII and (b) encouraging any employee of RII or its affiliates with whom Mr. Gialouris has worked to terminate his or her employment with RII or an affiliate or soliciting any such employee for employment outside RII and its affiliates.

RELATED PARTY TRANSACTIONS

Carlyle Management Agreement

              In connection with the Acquisition, we entered into a management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to us and our subsidiaries. The agreement provides for the payment to Carlyle of an annual fee of $2 million for advisory and other consulting services, plus additional amounts for investment banking services in connection with any mergers, acquisitions or other strategic transactions, as approved by our board of directors, plus reimbursement of out-of pocket expenses. Such reimbursements were approximately $27,000 in fiscal 2005. The agreement also provides for indemnification of Carlyle against liabilities and expenses arising out of Carlyle's performance of services under the agreement. The agreement terminates either when Carlyle or its affiliates own less than ten percent of our equity interests, or when we and Carlyle mutually agree to terminate the agreement. In May 2005, an approximately $3 million fee was paid to TC Group, L.L.C. under the management agreement for investment banking services in connection with the Falk Acquisition.

Employment Agreements and Consulting Agreement

              In connection with the Acquisition, we entered into employment agreements with certain of our named executive officers and a consulting agreement with Mr. George Sherman, as described under "Management." Additionally, in May 2005, an approximately $2 million fee was paid to Cypress Group, LLC, an entity controlled by Mr. Sherman, in connection with the Falk Acquisition.

Stockholders Agreements

              In connection with the Acquisition, we and certain of our executive officers and affiliates of Carlyle who are holders of our common stock entered into stockholder agreements that:

  •
  impose restrictions on their transfer of our shares;

  •
  require those stockholders to take certain actions upon the approval by stockholders party to the agreement holding a majority of the shares held by those stockholders in connection with a sale of the company; and

  •
  grant our principal stockholder the right to require other stockholders to participate pro rata in connection with a sale of shares by our principal stockholder.

Change of Control Retention Agreements

              In recognition of the possibility of a change of control, we entered into change of control retention agreements with approximately 26 executives to provide them with enhanced financial security and sufficient encouragement to remain with the Company. The agreement generally provides for the payment of between six to eighteen months of severance benefits, depending on the executive, in the event that the executive's employment is terminated by the Company without cause or terminated by the executive for good reason, within twelve to eighteen months following a change of control. The specific period of time that the agreement remains in effect, following a change of control, depends on the particular executive. See "Management—Change of Control Retention Agreements."

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table provides certain information regarding the beneficial ownership of our outstanding capital stock as of                        , 2006 for:

  •
  each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

  •
  each of the executive officers named in the summary compensation table;

  •
  each of our directors and director nominees;

  •
  all of our directors and executive officers as a group; and

  •
  each of the selling stockholders.

              The percentage of ownership indicated before this offering is based on 3,623,809 shares of common stock outstanding on March 14, 2006. The percentage of ownership indicated after this offering is based on                                    shares, including the shares offered by this prospectus and assuming no exercise of options outstanding after                        , 2006.

              Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 14, 2006 and not subject to repurchase as of that date are deemed outstanding for the purpose of calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for the purpose of calculating the percentage of outstanding shares owned by any other person. Unless otherwise noted, the address for each director and executive officer is 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214.

	Amount and Nature of Shares Beneficially Owned Prior to This Offering			Amount and Nature of Shares Beneficially Owned After This Offering
Name of Beneficial Owner			Shares to be Sold in This Offering
	Number	Percent		Number	Percent
Beneficial Owners of 5% or More of the Outstanding Common Stock of RBS Global, Inc.
TCG Holdings, L.L.C.(1)	3,441,335	95.0%
Named Executive Officers
Robert A. Hitt(2)	34,084	*
Thomas J. Jansen(3)	15,542	*
Michael N. Andrzejewski(4)	6,453	*
John E. Gialouris(5)	—	*
Thomas J. Smith(6)	—	—
Directors
Praveen R. Jeyarajah(7)	—	—
Jerome H. Powell	—	—
Bruce E. Rosenblum(7)	—	—
George M. Sherman(8)	191,891	5.2%
All Directors and Executive Officers as a Group(9)	247,970	6.7%
Selling Stockholders

*
Less than 1% beneficial ownership.

(1)
TC Group III, L.P. is the sole general partner of Carlyle Partners III, L.P. and CP III Coinvestment, L.P., the record holders of 3,259,067 and 84,331 shares of our common stock, respectively. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. TCG High Yield, L.L.C. is the sole general partner of Carlyle High Yield Partners, L.P., the record holder of 97,937 shares of common stock. TCG High Yield Holdings, L.L.C. is the sole managing member of TCG High Yield, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group III, L.L.C. and TCG High Yield Holdings, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, (i) TC Group III, L.P. and TC Group III, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by each of Carlyle Partners III, L.P. and CP III Coinvestment, L.P.; (ii) TCG High Yield, L.L.C. and TCG High Yield Holdings, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by Carlyle High Yield Partners, L.P.; and (iii) TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by each of Carlyle Partners III, L. P., CP III Coinvestment, L.P., and Carlyle High Yield Partners, L.P. William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may each be deemed to be a beneficial owner of the shares of common stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. The principal address and principal offices of TCG Holdings, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. Each of the foregoing entities reports to have shared voting and investment power over the shares of common stock reported to be beneficially owned by such entity.

(2)
Includes options exercisable for 29,084 shares that are vested as of March 14, 2006, or that will become vested within 60 days of March 14, 2006, under the Stock Option Plan of RBS Global, Inc.

(3)
Includes options exercisable for 14,542 shares that are vested as of March 14, 2006, or that will become vested within 60 days of March 14, 2006, under the Stock Option Plan of RBS Global, Inc.

(4)
Includes options exercisable for 5,453 shares that are vested as of March 14, 2006, or that will become vested within 60 days of March 14, 2006, under the Stock Option Plan of RBS Global, Inc.

(5)
Mr. Gialouris terminated his employment with the Company in fiscal 2005. See "Management—Severance Agreements" for more information.

(6)
Mr. Smith terminated his employment with the Company in fiscal 2005. See "Management—Severance Agreements" for more information.

(7)
Messrs. Jeyarajah and Rosenblum, as Managing Directors of TCG Holdings, L.L.C., do not directly or indirectly have or share voting or investment power or have or share the ability to influence voting or investment power over the shares shown as beneficially owned by TCG Holdings, L.L.C.

(8)
Includes options exercisable for 31,261 shares that are vested as of March 14, 2006, or that will become vested within 60 days of March 14, 2006, under the Stock Option Plan of RBS Global, Inc. The record owner of the 191,891 shares beneficially owned by Mr. George Sherman is Cypress Industrial Holdings, LLC, whose address is 111 South Calvert Street, Suite 2700, Baltimore, MD 21202.

(9)
Includes options exercisable for 80,340 shares that are vested as of March 14, 2006, or that will become vested within 60 days of March 14, 2006, under the Stock Option Plan of RBS Global, Inc. for all executive officers and directors as a group.

DESCRIPTION OF CAPITAL STOCK

              Upon completion of the offering, our authorized capital stock will consist of                        shares of common stock. As of                        , 2006, there were                         shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of                        , 2006, there were            holders of record of our common stock.

              All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. The discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part, and to the applicable provisions of the Delaware General Corporation law.

Common Stock

              Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

              Dividend Rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. The Credit Agreement imposes restrictions on our ability to declare dividends with respect to our common stock.

              Liquidation Rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

              Other Matters.    The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

              Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

              Delaware Anti-Takeover Law.    We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

  •
  the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have elected;

  •
  the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

  •
  upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

  •
  the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

              The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

              Limitation of Officer and Director Liability and Indemnification Arrangements.    Our certificate limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

              This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

  •
  the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

  •
  with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

              These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of RBS Global.

Transfer Agent and Registrar

                          is the transfer agent and registrar for the common stock.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

              We summarize below the principal terms of the agreements that govern the senior credit facilities. This summary is not a complete description of all of the terms of the agreements.

  General

              In November 2002, we and our subsidiary Rexnord Corporation entered into senior credit facilities with Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (f/k/a Credit Suisse First Boston LLC) as joint lead arrangers and joint book runners, along with Deutsche Bank Trust Company Americas as administrative agent and each of General Electric Capital Corporation and Wachovia Bank, National Association as co-documentation agents, which we amended in May 2005 to obtain a loan to fund our acquisition of Falk. Set forth below is a summary of the terms of the senior credit facilities.

              The senior credit facilities provide for senior secured financing of $587 million of term loans and a $75 million revolving credit facility, each of which will terminate in 2011. The revolving credit facility is available for the issuance of letters of credit for our account. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

  Interest and Fees

              The interest rates per annum applicable to loans under the senior credit facilities are, at our option, the Base Rate or Eurodollar Rate plus, in each case, an applicable margin. The applicable margin for loans under the revolving facility is subject to adjustment based on our total leverage ratio. The Base Rate is a fluctuating interest rate equal to the higher of (a) the prime rate of Deutsche Bank Trust Company Americas and (b) the federal funds effective rate plus 0.50%. In addition, the borrowers will be required to pay to the lenders under the revolving credit facility a commitment fee in respect of the unused commitments thereunder at a per annum rate of 0.50%.

  Prepayments

              The term loans are required to be prepaid with, subject to certain exceptions, 100% of the net cash proceeds of certain asset sales, insurance recovery and condemnation events and debt issuances and 50% of annual excess cash flow (subject to leverage-based step-downs).

              Voluntary prepayments of loans under the senior credit facilities and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other exceptions as set forth in the credit agreement.

  Amortization of Principal

              We are required to make semiannual principal payments on our term loans of $2.94 million beginning in November 2005 and continuing through May 2011, with the remaining principal balance of $551.8 million due in December 2011.

  Collateral and Guarantees

              We and our wholly owned domestic subsidiaries (other than Rexnord Corporation) guarantee (on a senior basis) the obligations of Rexnord Corporation as borrower under the senior credit facilities. Substantially all of the Guarantor Subsidiaries' (as defined in The Credit Agreement) real and personal property, including intercompany notes held by the Guarantor Subsidiaries and certain equity interests held by the Guarantor Subsidiaries in their respective subsidiaries, secure the domestic guarantors and the obligations of Rexnord Corporation under the senior credit facilities.

  Covenants and Other Matters

              The senior credit facilities require us to comply with certain financial covenants, including a maximum total leverage ratio and a minimum interest coverage ratio. The senior credit facilities include certain negative covenants restricting or limiting our ability to, among other things:

  •
  declare dividends or redeem or repurchase capital stock;

  •
  prepay, redeem or purchase certain debt (including the notes);

  •
  incur liens and engage in sale leaseback transactions;

  •
  make loans and investments;

  •
  guarantee or incur additional debt;

  •
  amend or otherwise alter terms of debt (including the senior subordinated notes);

  •
  make capital expenditures;

  •
  engage in mergers, acquisitions and other business combinations;

  •
  sell assets;

  •
  enter into transactions with affiliates; and

  •
  alter the business we conduct.

              The senior credit facilities contain certain customary representations and warranties, affirmative covenants and events of default, including change of control, cross-defaults to other debt and material judgments.

Senior Subordinated Notes

              Our subsidiary, Rexnord Corporation, has $225 million of 10.125% senior subordinated notes outstanding with a maturity of December 15, 2012. Interest is payable semi-annually on June 15 and December 15. The senior subordinated notes are unsecured obligations of Rexnord Corporation and are unconditionally guaranteed, jointly and severally, by us and certain of the domestic subsidiaries of Rexnord Corporation. The senior subordinated notes are subordinated in right of payment to all existing and future senior indebtedness of the guarantors.

              There are certain covenants under the terms of the senior subordinated notes including those that limit Rexnord Corporation's ability to incur or guarantee additional indebtedness, pay dividends or redeem or repurchase its capital stock, make certain investments, engage in certain transactions with affiliates and sell assets.

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to the offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

              Upon completion of the offering, we will have outstanding an aggregate of            shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves            shares eligible for sale in the public market as follows:

Number of Shares	Date
After days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after days from the date of this prospectus as described below under "Lock-up Agreements."

Rule 144

              In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three- month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after the offering; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

              Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

              Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

              All of our officers and directors and certain of our stockholders have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of    days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters.

Rule 701

              In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration of Shares under Stock Option Plans

              Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately             shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See "Management—Stock Options."

MATERIAL UNITED STATES TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

              The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but is not a complete analysis of all the potential tax considerations relating thereto. The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date of this prospectus, or the Tax Authorities. The Tax Authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. The summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

CIRCULAR 230 DISCLOSURE

              TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS INCLUDED IN THIS PROSPECTUS BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER AND THE UNDERWRITERS OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS PROSPECTUS BY THE ISSUER; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

              This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies, or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  partnerships or other pass-through entities or investors in such entities;

  •
  "controlled foreign corporations," "passive foreign corporations," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  U.S. expatriates or former long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

              In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

              This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

              For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

  •
  an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code;

  •
  a corporation or other entity taxable as a corporation for U.S. tax purposes created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (1) whose administration is subject to the primary supervision of a U.S. court and of which one or more U.S. persons has the authority to control all substantial decisions of the trust or (2) that has made an election to be treated as a U.S. person.

Distributions

              If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

              Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

              Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

              If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

              You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

  •
  you are an individual who is present in the United States for a period (or periods) aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes (a USRPHC) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

              We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

              If you are a non-U.S. holder described in the first bullet above (pertaining to effectively connected gain), you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above (pertaining to presence in the United States) you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties, which may provide for different rules.

Backup Withholding and Information Reporting

              Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

              Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a rate of up to 31%, with a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

              Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. Information reporting (but not backup withholding) will apply to such a payment, however, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

              Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

              Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

              Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Credit Suisse Securities (USA) LLC

Total

              The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the underwriters are conditioned on one another.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The underwriters have advised us and the selling stockholders that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.    per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.    per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to RBS Global, Inc. and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to RBS Global, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $        and are payable by RBS Global, Inc.

Overallotment Option

              We and the selling stockholders have granted options to the underwriters to purchase up to            additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, the selling stockholders and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for     days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

              We expect the shares to be approved for listing on the New York Stock Exchange under the symbol "RXN." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

              The underwriters may also impose a penalty bid on underwriters and selling group members. This means that if the underwriters purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

              Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have and will receive customary fees and commissions for these transactions.

              Credit Suisse Securities (USA) LLC (f/k/a/ Credit Suisse First Boston LLC) acted as the joint lead arranger and joint bookrunner for the syndication of, and Credit Suisse, Cayman Islands Branch (f/k/a Credit Suisse First Boston, acting through its Cayman Islands Branch) is currently a lender under, the senior credit facilities.

              Credit Suisse Securities (USA) LLC (f/k/a/ Credit Suisse First Boston LLC) acted as the joint book-running manager for, and initial purchaser of, the senior subordinated notes.

              The underwriters have provided and will provide financial advisory services to us and will receive customary fees for their services.

LEGAL MATTERS

              The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, New York, NY. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, NY.

EXPERTS

              The consolidated financial statements of RBS Global Inc. at March 31, 2004 and 2005 and for the period from November 25, 2002 through March 31, 2003 and for the years ended March 31, 2004 and 2005, and of the Predecessor for the period from April 1, 2002 through November 24, 2002, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

              The audited historical combined financial statements of The Falk Corporation as of December 31, 2004 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

              Although prior to the offering we were not required to file reports with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, we voluntarily filed such reports in accordance with the terms of the indenture governing the senior subordinated notes, which were registered in May 2003 under the Securities Act of 1933 (Registration No. 333-102428). Such periodic reports are not incorporated herein by reference.

              The registration statement and the exhibits thereto and our periodic reports filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facility by calling 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC's website at http://www.sec.gov. You may also request copies of the filings, at no cost, by telephone at (414) 643-3000 or by mail at RBS Global, Inc., 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214.

              As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by an independent registered public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

RBS GLOBAL, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2004 and 2005	F-3
Consolidated Statements of Income for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003 and for the years ended March 31, 2004 and 2005	F-4

Consolidated Statements of Stockholders' Equity for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003 and for the years ended March 31, 2004 and 2005	F-5
Consolidated Statements of Cash Flows for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003 and for the years ended March 31, 2004 and 2005	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2005 and January 1, 2006	F-38
Condensed Consolidated Statements of Income for the nine months ended January 2, 2005 and January 1, 2006	F-39
Condensed Consolidated Statements of Cash Flows for the nine months ended January 2, 2005 and January 1, 2006	F-40
Notes to Unaudited Condensed Consolidated Financial Statements	F-41
Audited Financial Statements of the Falk Corporation
Report of PricewaterhouseCoopers LLP, Independent Auditors	F-53
Combined Financial Statements of The Falk Corporation as of and for the year ended December 31, 2004	F-54
Notes to Consolidated Financial Statements	F-58
Unaudited Condensed Combined Financial Statements of The Falk Corporation
Unaudited Condensed Combined Financial Statements of The Falk Corporation as of and for the quarter ended March 31, 2005	F-72
Notes to Unaudited Condensed Consolidated Financial Statements	F-75

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors

        We have audited the accompanying consolidated balance sheets of RBS Global, Inc. and Subsidiaries (the Company) as of March 31, 2004 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows of the Predecessor for the period from April 1, 2002 through November 24, 2002, and of the Company for the period from inception (November 25, 2002) through March 31, 2003 and for the years ended March 31, 2004 and 2005. Our audits also included the financial statement schedule listed in Item 16(b). These financial statements and schedule are the responsibility of management of the Company and its Predecessor. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2004 and 2005, and the consolidated results of operations and cash flows of the Predecessor for the period from April 1, 2002 through November 24, 2002, and of the Company for the period from inception (November 25, 2002) through March 31, 2003 and for the years ended March 31, 2004 and 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      /s/ Ernst & Young LLP

Milwaukee, Wisconsin
May 16, 2005

RBS Global, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars In Millions)

	March 31, 2004	March 31, 2005
Assets
Current assets:
Cash	$21.8	$26.3
Receivables, net	120.2	127.7
Inventories	134.7	127.7
Other current assets	14.6	18.1

Total current assets	291.3	299.8
Property, plant and equipment, net	270.2	263.9
Intangible assets, net	125.2	111.3
Goodwill	582.1	575.1
Other assets	30.3	27.3

Total assets	$1,299.1	$1,277.4

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$2.0	$3.3
Trade payables	72.9	78.3
Income taxes payable	4.8	3.7
Deferred income taxes	6.4	12.8
Compensation and benefits	29.3	32.6
Current portion of pension obligations	10.5	13.6
Current portion of postretirement benefit obligations	5.7	5.7
Other current liabilities	42.1	30.9

Total current liabilities	173.7	180.9
Long-term debt	548.8	503.4
Pension obligations	82.2	75.8
Postretirement benefit obligations	38.2	34.2
Deferred income taxes	49.7	50.2
Other liabilities	7.4	8.2

Total liabilities	900.0	852.7
Commitments and contingent liabilities
Stockholders' equity:
Common stock, $.01 par value; authorized 5,000,000 shares; issued and outstanding 3,615,428 shares at March 31, 2005 and 3,595,001 shares at March 31, 2004	0.1	0.1
Additional paid in capital	359.4	361.6
Retained earnings	23.8	45.4
Accumulated other comprehensive income	15.8	17.6

Total stockholders' equity	399.1	424.7

Total liabilities and stockholders' equity	$1,299.1	$1,277.4

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Consolidated Statements of Income
(In Millions)

	Predecessor (Note 1)
		Period from November 25, 2002 through March 31, 2003	Year ended March 31,
	Period from April 1, 2002 through November 24, 2002
			2004	2005
Net sales	$469.3	$252.5	$712.8	$811.0
Cost of sales	310.5	162.1	485.4	555.8

Gross profit	158.8	90.4	227.4	255.2
Selling, general and administrative expenses	103.1	52.9	148.1	153.6
Restructuring and other similar costs	7.5	—	2.6	7.3
Curtailment gain	—	—	(6.6)	—
Income from litigation settlement	(2.3)	—	—	—
Amortization of intangibles	1.1	4.6	13.9	13.8

Income from operations	49.4	32.9	69.4	80.5
Non-operating income (expense):
Interest expense:
To third parties	(3.2)	(16.3)	(45.4)	(44.0)
To affiliates	(15.0)	—	—	—
Interest income from affiliates	5.2	—	—	—
Other income (expense), net	(0.1)	(0.5)	(1.1)	(0.7)

Income before income taxes	36.3	16.1	22.9	35.8
Provision for income taxes	16.0	6.5	8.7	14.2

Net income	$20.3	$9.6	$14.2	$21.6

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Statements of Stockholders' Equity
(In Millions)

	Invested Capital	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at March 31, 2002	$503.6	$—	$—	$—	$(26.3)	$477.3
Comprehensive income:
Net income	20.3	—	—	—	—	20.3
Foreign currency translation adjustments	—	—	—	—	9.1	9.1

Total comprehensive income						29.4
Other activity with affiliates	547.6	—	—	—	—	547.6

Balance at November 24, 2002	1,071.5	—	—	—	(17.2)	1,054.3
Acquisition of Rexnord Group	(1,071.5)	0.1	359.4	—	17.2	(694.8)
Comprehensive income:
Net income	—	—	—	9.6	—	9.6
Foreign currency translation adjustments	—	—	—	—	5.9	5.9

Total comprehensive income						15.5

Balance at March 31, 2003	—	0.1	359.4	9.6	5.9	375.0
Comprehensive income:
Net income	—	—	—	14.2	—	14.2
Foreign currency translation adjustments	—	—	—	—	9.9	9.9

Total comprehensive income						24.1

Balance at March 31, 2004	—	0.1	359.4	23.8	15.8	399.1
Comprehensive income:
Net income	—	—	—	21.6	—	21.6
Foreign currency translation adjustments	—	—	—	—	2.2	2.2
Additional minimum pension liability, net of $0.3 income tax benefit	—	—	—	—	(0.4)	(0.4)

Total comprehensive income						23.4
Exercise of stock options	—	—	2.0	—	—	2.0
Other common stock activity	—	—	0.2	—	—	0.2

Balance at March 31, 2005	$—	$0.1	$361.6	$45.4	$17.6	$424.7

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In Millions)

	Predecessor (Note 1)
	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,
			2004	2005
Operating activities
Net income	$20.3	$9.6	$14.2	$21.6
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Depreciation	23.1	10.2	31.5	31.6
Amortization of intangibles	1.1	4.6	13.9	13.8
Amortization of deferred financing fees	—	1.0	3.4	3.6
Non-cash gain on pension and OPEB curtailment	—	—	(6.6)	—
Deferred income taxes	0.4	(1.3)	2.7	8.8
(Gain) loss on dispositions of fixed assets	0.3	—	(0.9)	(2.1)
Non-cash restructuring charges	0.1	—	—	—
Changes in operating assets and liabilities:
Receivables	(32.9)	(9.6)	5.0	(4.6)
Inventories	(2.8)	3.0	1.3	9.5
Other assets	(0.7)	(0.5)	(1.6)	(3.6)
Trade payables	(28.3)	—	12.0	3.8
Trading balances with affiliates	(8.4)	—	—	—
Accruals and other liabilities	0.8	34.1	(29.9)	(15.0)

Cash provided by (used for) operating activities	(27.0)	51.1	45.0	67.4
Investing activities
Acquisition of Rexnord Group	—	(913.5)	(10.4)	—
Expenditures for property, plant and equipment	(11.8)	(6.9)	(22.1)	(25.7)
Proceeds from dispositions of fixed assets	0.6	0.4	1.8	6.4

Cash used for investing activities	(11.2)	(920.0)	(30.7)	(19.3)
Financing activities
Net borrowings (repayments) of long-term debt	0.2	(14.7)	(30.1)	(44.2)
Proceeds from issuance of long-term debt	—	587.0	—	—
Payment of financing fees	—	(25.5)	(1.1)	—
Proceeds from exercise of stock options	—	—	—	2.0
Other common stock activity	—	—	—	0.2
Capital contribution	—	359.5	—	—
Net increase in funding balances with affiliates	16.2	—	—	—

Cash provided by (used for) financing activities	16.4	906.3	(31.2)	(42.0)
Effect of exchange rate changes on cash	0.1	(0.1)	1.5	(1.6)

Increase (decrease) in cash	(21.7)	37.3	(15.4)	4.5
Cash (overdraft) at beginning of period	21.6	(0.1)	37.2	21.8

Cash (overdraft) at end of period	$(0.1)	$37.2	$21.8	$26.3

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
March 31, 2005

1.     Basis of Presentation and Description of Business

The Company

        The Company is a manufacturer of power transmission components whose product portfolio includes flattop chain and modular conveyor belts, industrial bearings, aerospace bearings and seals, special components, couplings and gears and industrial chain. The products are either incorporated into products sold by original equipment manufacturers or sold to end users through industrial distributors as aftermarket products.

The Acquisition

        RBS Global, Inc. is the parent company of Rexnord Corporation, a holding company, which owns several domestic and foreign subsidiaries. On November 25, 2002, pursuant to a Stock Purchase Agreement between RBS Acquisition Corporation and Invensys plc (Invensys) and certain of its affiliates, RBS Acquisition Corporation acquired the net assets of the Rexnord Group (the Predecessor) for $923.9 million, including direct costs of the acquisition of $11.8 million (the Acquisition). RBS Acquisition Corporation is a wholly owned subsidiary of Rexnord Corporation. The purchase price was financed by a $359.5 million equity investment from affiliates of The Carlyle Group and certain members of management of the Company, $360 million of term loans and $225 million of senior subordinated notes.

        The accompanying consolidated financial statements include the accounts of RBS Global, Inc. and subsidiaries (collectively, the Company) subsequent to the Acquisition and also include the accounts of the Predecessor prior to the Acquisition. All significant intercompany accounts and transactions, including profit and loss as a result of those transactions, have been eliminated in consolidation. The financial statements of the Predecessor are presented for comparative purposes and include the combined historical financial statements of the wholly owned subsidiaries and divisions of Invensys that were acquired by RBS Acquisition Corporation.

        The Company accounted for the Acquisition using the purchase method of accounting. The excess of the cost of the Company's acquisition of the Rexnord Group over the fair value of the net tangible and intangible assets acquired has been allocated to goodwill. During fiscal 2005, the Company revised its estimates of remaining employee severance accruals and certain other items, which decreased goodwill by $7 million. This goodwill is not amortized but is reviewed annually for impairment (see Note 6). The majority of the goodwill is not deductible for income tax purposes.

        In conjunction with the Acquisition, the Company recorded liabilities in connection with the business combination primarily for plant exit costs and employee severance costs. Cash payments charged against these reserves relating to severance and plant exit costs amounted to $18.9 million and $4 million in the years ended March 31, 2004 and 2005, respectively. Non-cash charges against these reserves relating to the write-off of inventory and manufacturing equipment and the reversal of excess severance accruals amounted to $5.3 million and $6.2 million in the years ended March 31, 2004 and 2005, respectively. The reserve balance at March 31, 2005 was $1.1 million.

Subsequent Event—Acquisition of The Falk Corporation

        On May 16, 2005, the Company acquired The Falk Corporation ("Falk") from Hamilton Sundstrand, a division of United Technologies Corporation, for $295 million in cash plus certain transaction related expenses and the assumption of certain liabilities. Falk, which is also headquartered in Milwaukee, is a manufacturer of gears and couplings with annual revenues of approximately

$200 million. This acquisition will be accounted for using the purchase method of accounting in the first quarter of fiscal 2006. We have not yet completed our preliminary purchase price allocation. The acquisition of Falk was funded by a $312 million term loan obtained through an amendment to our existing credit agreement dated May 16, 2005. See Note 8 for more information on this amendment.

2.     Significant Accounting Policies

Predecessor

        Throughout these Notes to Consolidated Financial Statements, amounts for periods prior to November 25, 2002 (the date of the Acquisition), are those of the Predecessor, the Rexnord Group.

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the 2005 presentation.

Revenue Recognition

        Net sales are recorded upon transfer of title of product, which occurs upon shipment to the customer. The Company estimates amounts due and records accruals for sales rebates to certain distributors at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns, which are based upon the Company's historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. The value of returned goods during the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003 and during the years ended March 31, 2004 and 2005 was less than 0.5% of net sales. Other than a standard one-year warranty, there are no post-shipment obligations.

        The Company classifies shipping and handling fees billed to customers as net sales and the corresponding costs are classified as cost of sales in the consolidated statements of income.

Receivables

        Receivables are stated net of allowances for doubtful accounts of $3.6 million at March 31, 2004 and $3.2 million at March 31, 2005. On a regular basis, the Company evaluates its receivables and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and historical write-off experience.

        Credit is extended to customers based upon an evaluation of their financial position. Generally, advance payment is not required. Credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

Inventories

        Inventories are stated at the lower of cost or market. Market is determined based on estimated net realizable values. Cost of certain domestic inventories (approximately 61% and 66% of total inventories at March 31, 2004 and 2005, respectively) was determined by the "last-in, first-out" (LIFO) method. For the remaining domestic and all foreign inventories, cost was determined using the "first-in, first-out" (FIFO) method. If the FIFO inventory valuation method had been used to value all inventories, inventories would have been lower by $0.7 million at March 31, 2004 and higher by $1.2 million at March 31, 2005. Inventory valuation reserves (excluding LIFO reserves) totaled $9.1 million at March 31, 2004 and $10.6 million at March 31, 2005. Due to rising raw material costs and changes to manufacturing processes in fiscal 2005, the Company re-evaluated its process for capitalizing overhead costs into inventory. As a result, the Company revised certain estimates related to the capitalization of overhead variances which increased inventories and reduced cost of sales by approximately $7 million in fiscal 2005.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over 13 to 50 years for buildings and improvements, 3 to 13 years for machinery and equipment and 3 to 5 years for hardware and software. Estimated residual values on machinery and equipment are used in computing depreciation expense. Maintenance and repair costs are expensed as incurred.

Intangible Assets

        Intangible assets consist of goodwill, trademarks and tradenames, a covenant not to compete, patents and a distribution network. Goodwill represents the excess of the purchase price paid by RBS Acquisition Corporation for the Company over the fair value of the net assets acquired. Trademarks and tradenames, patents and distribution network are stated at fair value on the date of acquisition as determined by an independent valuation firm. The covenant not to compete is stated at fair value per the Stock Purchase Agreement. Patents and distribution network are amortized using the straight-line method over 10 years and 15 years, respectively. The covenant not to compete is being amortized over 4 years, the contractual period of the covenant.

Deferred Financing Costs

        Other assets at March 31, 2004 and March 31, 2005 include deferred financing costs of $22.2 million and $18.7 million, respectively, net of accumulated amortization of $4.4 million and $8 million, respectively. These costs were incurred to obtain long-term financing and are being amortized using the effective interest method over the term of the related debt.

Impairment of Long-Lived Assets

        Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of the long-lived asset or group of assets to the undiscounted future cash flows expected to be generated by such asset over its remaining useful life. If the long-lived asset or group of assets is considered to be impaired, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Product Warranty

        The Company offers warranties on certain of its products and records an accrual for estimated future claims at the time of sale. Such accruals are based upon historical experience and management's estimate of the level of future claims. The following table presents the Company's product warranty liability activity:

	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,
			2004	2005
Balance at beginning of period	$0.6	$0.6	$1.4	$1.1
Expense	0.6	0.2	1.2	1.1
Acquired obligations	—	1.5	—	—
Claims settled	(0.6)	(0.9)	(1.5)	(1.3)

Balance at end of period	$0.6	$1.4	$1.1	$0.9

Accumulated Other Comprehensive Income (Loss)

        At March 31, 2005, accumulated other comprehensive income (loss) consisted of $18 million of foreign currency translation adjustments and $(0.4) million of additional minimum pension liability, net of tax. Prior to fiscal 2005, accumulated other comprehensive income (loss) consisted entirely of foreign currency translation adjustments.

Derivative Financial Instruments

        The Company enters into foreign exchange forward contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. These derivative contracts did not qualify as hedges of future cash flows and, accordingly, were adjusted to fair value at March 31, 2004 and 2005, with the gain or loss included in other income (expense) in the consolidated statements of income. For each of the periods presented, the gain or loss recognized on these contracts was not material.

Foreign Currency Translation

        Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. Dollar are translated into U.S. Dollars using exchange rates at the end of the respective period. Revenues and expenses of such entities are translated at average exchange rates in effect during the respective period. Foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss). Currency transaction gains and losses are included in other non-operating income (expense) in the consolidated statements of income and totaled $0.2 million, $0.5 million, $0.7 million, and $(0.8) million for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and for the years ended March 31, 2004 and 2005, respectively.

Advertising Costs

        Advertising costs are charged to selling, general and administrative expenses as incurred and amounted to $2.7 million, $1.3 million, $3.6 million, and $3.6 million for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and for the years ended March 31, 2004 and 2005, respectively.

Research and Development Costs

        Research and development costs are charged to selling, general and administrative expenses as incurred and amounted to $4.8 million, $2.2 million, $5.7 million, and $4.4 million for the periods from

April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and for the years ended March 31, 2004 and 2005, respectively.

Stock Based Compensation

        The Company has one stock-based employee compensation plan (see Note 10). Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option plan.

        Had compensation cost been determined based upon the fair value at the grant date for awards under the plan based on the provisions of SFAS No. 123, the Company's and the Predecessor's pro forma net income would have been as follows (in millions):

	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,
			2004	2005
Reported net income	$20.3	$9.6	$14.2	$21.6
Stock option compensation expense recorded under APB No. 25, net of tax	—	—	0.1	0.1
Stock based employee compensation expense determined under fair value based method, net of tax	(0.2)	(0.3)	(0.9)	(1.0)

Pro forma net income	$20.1	$9.3	$13.4	$20.7

        The Company determined the fair value of options granted using the minimum value option-pricing model. Fair value under the minimum value option-pricing model was determined using the following weighted-average assumptions for all Company periods presented unless otherwise noted: dividend yield of 0%, expected life of 10 years, and risk-free rate of interest of 4% in fiscal 2005 and 3.8% prior to fiscal 2005. The Predecessor determined fair value of options granted using the Black-Scholes option-pricing model. The pro forma effects of applying the provisions of SFAS No. 123 are not necessarily representative of the effects on net income in future years.

Significant Customer

        The Company has a customer, an industrial distributor, that accounted for 12.5%, 10.4%, 9.5%, and 9% of net sales for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and for the years ended March 31, 2004 and 2005, respectively. Receivables related to this industrial distributor at March 31, 2004 and 2005 were $5.8 million and $4 million, respectively.

Fair Value of Financial Instruments

        The carrying amounts of cash, receivables, payables and accrued liabilities approximated fair value at March 31, 2004 and 2005 due to the short-term nature of those instruments. The carrying value of long-term debt approximated fair value based on market interest rates as of March 31, 2004 and 2005.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board (FASB) issued the revised SFAS No. 123, Share Based Payment (SFAS 123(R)). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the requisite service period, generally as the awards vest. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123(R) such that we are now required to adopt SFAS 123(R) in the first quarter of fiscal 2007. SFAS 123(R) applies to all awards granted after June 30, 2005 and to previously granted unvested awards as of the adoption date. We are evaluating the effect of SFAS 123(R) on our financial statements and related disclosures, but currently do no expect the effect on compensation expense, net of related tax, to be significant.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs- an Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage) be recognized as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt SFAS 151 in the first quarter of fiscal 2007. We are evaluating the effect of SFAS 151 on our financial statements and related disclosures, but currently do no expect the effect on inventories and cost of sales to be significant.

3.     Restructuring and Other Similar Costs

        The Company and the Predecessor have executed various restructuring programs focused on improving returns in core businesses by consolidating excess manufacturing capacity, rationalizing certain product lines, outsourcing of non-core production activity, streamlining of sales and administrative overhead, and realigning management structure. Restructuring and other similar costs are summarized as follows (in millions):

	Period from April 1, 2002 through November 24, 2002	Year ended March 31,
		2004	2005
Consolidation and changes to manufacturing processes	$3.3	$—	$—
Severance, recruiting and relocation costs	4.2	2.6	7.3
Excess and obsolete inventory—cost of sales	—	—	1.6

Total restructuring and other similar costs	$7.5	$2.6	$8.9

Consolidation and Changes to Manufacturing Processes

        The Predecessor closed certain facilities and either consolidated those operations into other facilities or made the decision to outsource the manufacture of the affected products. Consolidation and related costs totaled $1.2 million in the period from April 1, 2002 through November 24, 2002. The Predecessor also changed the manufacturing process and discontinued the manufacture of certain products. Costs related to these restructuring initiatives during the period from April 1, 2002 through November 24, 2002 included $1.6 million of incremental scrap and production inefficiencies and $0.5 million of other incremental costs directly associated with the restructuring projects.

Severance, Recruiting and Relocation Costs

        The Company and the Predecessor reduced headcount at certain locations in order to streamline manufacturing operations, to eliminate duplicative administrative, selling and marketing operations and to respond to declining demand and increasing costs. A total of 38 employees were terminated as a result of restructuring projects in the period from April 1, 2002 through November 24, 2002. Costs for the year ended March 31, 2004 were primarily for consulting assistance in connection with the implementation of severance programs. Costs for the year ended March 31, 2005 were primarily for management realignment and talent upgrades and consisted of $4.2 million of severance, $1.9 million of relocation expenses and $1.2 million of recruiting expenses.

Excess and Obsolete Inventory—Cost of Sales

        The Company recorded a $1.6 million charge in fiscal 2005 to write-off certain excess and obsolete inventory that was on-hand at the date of the Acquisition for which no reserves were established in purchase accounting. This charge is included in cost of sales in the fiscal 2005 consolidated statement of income.

        An analysis of the restructuring accrual is summarized as follows (in millions):

	March 31,
	2004	2005
Balance at beginning of period	$0.6	$—
Restructuring and other similar costs charged to operations	2.6	8.9
Cash payments	(3.2)	(5.0)
Write-off of excess and obsolete inventory	—	(1.6)

Balance at end of period	$—	$2.3

4.     Inventories

        Inventories are summarized as follows (in millions):

	March 31,
	2004	2005
Finished goods	$85.6	$83.5
Work in process	23.5	20.4
Raw materials	24.9	25.0

Inventories at FIFO cost	134.0	128.9
Adjustment to state inventories at LIFO cost	0.7	(1.2)

	$134.7	$127.7

        During 2003, 2004 and 2005, the LIFO inventory quantities were reduced. As a result, cost of sales includes charges for inventories carried at prior years' LIFO values, which were more than current costs. The effect on the consolidated statements of income from these liquidations of inventories carried at LIFO values was not significant in any of these years.

5.     Property, Plant and Equipment

        Property, plant and equipment is summarized as follows (in millions):

	March 31,
	2004	2005
Land	$11.8	$10.6
Buildings and improvements	65.9	60.7
Machinery and equipment	226.7	242.5
Hardware and software	7.9	10.0

	312.3	323.8
Less accumulated depreciation	42.1	59.9

	$270.2	$263.9

6.     Intangible Assets and Goodwill

        Intangible assets are summarized as follows (in millions):

	March 31, 2004		March 31, 2005
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Covenant not to compete	$45.0	$(15.0)	$45.0	$(26.2)
Patents	15.6	(2.0)	15.6	(3.7)
Distribution network	15.5	(1.4)	15.5	(2.4)
Intangible asset not subject to amortization—trademarks and tradenames	67.5	—	67.5	—

	$143.6	$(18.4)	$143.6	$(32.3)

        Goodwill totaled $582.1 million and $575.1 million at March 31, 2004 and 2005, respectively, and consists entirely of the excess of the cost of the Company's acquisition of the Rexnord Group over the fair value of the net tangible and intangible assets acquired, as described in Note 1. Goodwill and certain other intangible assets are no longer amortized but are reviewed annually for impairment. The test for impairment was conducted in the fourth fiscal quarter of the year ended March 31, 2004 and 2005, and no impairment was found for any reporting unit.

        The Company is expected to recognize amortization expense on the intangible assets subject to amortization of $13.8 million in the fiscal year ending March 31, 2006, $10 million in the fiscal year ending March 31, 2007, $2.5 million in the fiscal year ending March 31, 2008, $2.4 million in the fiscal year ending March 31, 2009 and $2.4 million in the fiscal year ending March 31, 2010.

7.     Other Current Liabilities

        Other current liabilities are summarized as follows (in millions):

	March 31,
	2004	2005
Taxes, other than income taxes	$2.5	$1.7
Interest payable	10.8	9.9
Sales rebates	5.2	5.3
Severance obligations	10.4	2.4
Liabilities recorded in connection with business combination	1.2	0.4
Other	12.0	11.2

	$42.1	$30.9

8.     Long-Term Debt

        Long-term debt is summarized as follows (in millions):

	March 31,
	2004	2005
Term loans	$320.0	$275.0
Senior subordinated notes	225.0	225.0
Other	5.8	6.7

Total	550.8	506.7
Less current portion	2.0	3.3

Long-term debt	$548.8	$503.4

        On November 25, 2002, Rexnord Corporation entered into a seven-year bank term loan credit agreement (the Credit Agreement) under which Rexnord Corporation had outstanding borrowings of $320 million and $275 million at March 31, 2004 and 2005, respectively. Borrowings under the Credit Agreement are secured by substantially all assets of the Company. On February 24, 2004, the Credit Agreement was amended to reduce the interest rate on the term loans by 75 basis points. At the option of Rexnord Corporation, borrowings under the term loans bear interest at the following rates per annum: (i) 2.00% plus the Base Rate, or (ii) 3.25% plus the Eurodollar Rate. At March 31, 2005, $200 million of term loans bear interest at 5.23%, $10 million bear interest at 5.85% and $65 million bear interest at 5.92%. As of March 31, 2005, the term loans required principal payments of $9.5 million in fiscal 2008, $27 million in fiscal 2009; and $238.5 million in fiscal 2010.

        The Credit Agreement contains numerous terms, covenants and conditions as of March 31, 2005 which impose substantial limitations on Rexnord Corporation including: (i) payment of dividends or other distributions; (ii) minimum consolidated interest coverage ratio of 2.25 to 1.00 through June 2005; and (iii) maximum consolidated leverage ratio of 4.75 to 1.00 through June 30, 2005. The Credit Agreement is guaranteed by RBS Global, Inc. and Rexnord Corporation's domestic subsidiaries and is secured by substantially all of the domestic guarantors' real and personal property. Rexnord Corporation is required under the Credit Agreement to make mandatory prepayments of its loan facilities out of, among other things: (i) net cash proceeds received from the sales of certain assets; (ii) the issuance of capital stock or subordinated debt; and (iii) a percentage of the Company's excess cash flow, as defined.

        The Credit Agreement also provides Rexnord Corporation with a $75 million revolving credit facility. There were no borrowings outstanding under the revolving credit facility at March 31, 2004 and 2005; however, $9.7 million and $10.8 million of the facility was utilized in connection with outstanding letters of credit as of March 31, 2004 and 2005, respectively.

        On May 16, 2005, the Company amended the existing Credit Agreement and obtained a new $312 million term loan to fund the acquisition of Falk (see Note 1). This additional $312 million term loan is not reflected in our fiscal 2005 consolidated balance sheet as the transaction occurred after our fiscal year-end. Under the amended Credit Agreement, all of the term loans (which consist of the new $312 million term loan and the $275 million of pre-existing term loans) bear interest, at the Company's option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate, or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The Company is required to make semi-annual principal payments on these term loans of $2.94 million beginning in November 2005 and continuing through May 2011, with the remaining principal balance of $551.8 million due in December 2011. The amended Credit Agreement also contains certain revised financial covenants, including (i) a minimum consolidated interest coverage ratio of 2.25 to 1.00 through March 31, 2006; (ii) a maximum consolidated leverage ratio of 5.50 to 1.00 through September 30, 2006, and (iii) a maximum annual capital expenditures limit of $50 million.

        At March 31, 2004 and 2005, Rexnord Corporation had $225 million of 10.125% senior subordinated notes (the Notes) outstanding with a maturity of December 15, 2012. Interest is payable semi-annually on June 15 and December 15. The Notes are unsecured obligations of Rexnord Corporation and are unconditionally guaranteed, jointly and severally, by RBS Global, Inc. and certain of the domestic subsidiaries of Rexnord Corporation. The Notes are subordinated in right of payment to all existing and future senior indebtedness of the guarantors. There are certain covenants under the terms of the Notes, including those that limit the Company's ability to incur or guarantee additional indebtedness, pay dividends or redeem or repurchase its capital stock, and sell assets.

        At March 31, 2004 and 2005, the Company had additional debt of $5.8 million and $6.7 million, respectively, comprised of borrowings at various foreign subsidiaries.

        Cash interest paid during the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and during the years ended March 31, 2004 and 2005, was $17.1 million, $7.1 million, $39.9 million, and $41.1 million, respectively.

9.     Leases

        The Company leases manufacturing and warehouse facilities and data processing and other equipment under non-cancelable operating leases which expire at various dates through 2017. Rent expense totaled $4.5 million, $2.2 million, $5.6 million, and $5.5 million for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and for the years ended March 31, 2004 and 2005, respectively.

        Future minimum rental payments for operating leases with initial or remaining terms in excess of one year are as follows (in millions):

Year ending March 31:
2006	$6.7
2007	5.6
2008	5.0
2009	4.2
2010	2.5
Thereafter	6.8

$30.8

10.   Stock Options

Stock Option Plan of RBS Global, Inc. (the Plan)

        Options to purchase common stock of the Company have been granted under the Plan, which was adopted on November 25, 2002. The Plan provides for the issuance of 355,551 options at exercise prices equal to the fair value of Common Stock on the date of grant. Approximately 47% of the options outstanding at March 31, 2005, become exercisable ratably over the five-year period subsequent to the date of grant. The remaining 53% of the options outstanding at March 31, 2005, vest on the seventh anniversary of the grant, but exercise of such options can be accelerated if certain debt repayments and EBITDA performance measures are met.

        Information relative to stock options is as follows:

	Period from November 25, 2002 through March 31, 2003		Year Ended March 31, 2004		Year Ended March 31, 2005
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Number of shares under option:
Outstanding at beginning of year	—	$—	276,467	$100.00	279,895	$100.00
Granted	276,467	100.00	21,883	100.00	67,253	100.00
Exercised	—	—	—	—	(19,427)	100.00
Canceled	—	—	(18,455)	100.00	(23,716)	100.00

Outstanding at end of year	276,467	$100.00	279,895	$100.00	304,005	$100.00

Exercisable at end of year	4,236	$100.00	46,722	$100.00	79,009	$100.00

Stock Option Plans of the Predecessor

        Invensys, the parent company of the Predecessor, maintained two stock option plans in which participants included senior management of the Predecessor through November 24, 2002. In accordance with the terms of those plans, all outstanding options expired on May 24, 2003. No options were granted or exercised by participants employed by the Predecessor under these plans during the period from April 1, 2002 through November 24, 2002.

11.   Retirement Benefits

        The Company and the Predecessor sponsor pension and other postretirement benefit plans for certain of their employees. The pension plans cover most of the Company's employees and provide for monthly pension payments to eligible employees upon retirement. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The Company's policy is to fund its pension obligations in conformity with the funding requirements under applicable laws and governmental regulations. Other postretirement benefits consist of a retiree medical plan that covers a portion of employees in the United States that meet certain age and service requirements and other postretirement benefits for employees at certain foreign locations.

        The components of net periodic benefit cost are as follows (in millions):

	Pension Benefits				Other Postretirement Benefits
	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,		Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,
			2004	2005			2004	2005
Service cost	$4.8	$3.2	$7.3	$3.3	$0.4	$0.2	$0.8	$0.8
Interest cost	8.7	4.6	13.1	13.4	3.9	1.1	3.3	2.6
Expected return on plan assets	(9.1)	(3.6)	(9.2)	(10.9)	—	—	—	—
Curtailment gain	—	—	(5.6)	—	—	—	(1.1)	—
Amortization:
Prior service cost	—	—	—	—	(0.5)	—	—	(0.3)
Net actuarial loss	(0.1)	—	—	—	(0.9)	—	—	0.1

Net periodic benefit cost	$4.3	$4.2	$5.6	$5.8	$2.9	$1.3	$3.0	$3.2

        During the year ended March 31, 2004, the Company made significant modifications to its defined benefit pension plan covering certain U.S. employees by freezing credited service as of March 31, 2004. A new discretionary Company contribution equal to 3% of pay was added to the 401(k) defined contribution plan. The changes to the defined benefit plan resulted in a curtailment of the plan under FAS No. 88 "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Accordingly, a pretax curtailment gain of $5.6 million was recorded in the third quarter ended December 31, 2003. In the fourth quarter ended March 31, 2004, the Company eliminated postretirement benefits for certain active employees and recognized a curtailment gain of $1.1 million.

        Benefit obligations, plan assets, funded status and net liability information are summarized as follows (in millions):

	Pension Benefits		Other Postretirement Benefits
	Year ended March 31,		Year ended March 31,
	2004	2005	2004	2005
Benefit obligation at beginning of period	$(200.4)	$(224.0)	$(50.2)	$(45.6)
Service cost	(7.3)	(3.3)	(0.8)	(0.8)
Interest cost	(13.1)	(13.4)	(3.3)	(2.6)
Actuarial losses	(16.5)	(8.2)	(5.7)	(8.8)
Plan amendments	—	—	4.0	—
Benefits paid	11.2	13.3	10.8	10.1
Curtailment gain	5.6	—	1.1	—
Other	—	—	(1.3)	(2.8)
Translation adjustment	(3.5)	(1.9)	(0.2)	(0.1)

Benefit obligation at end of period	$(224.0)	$(237.5)	$(45.6)	$(50.6)

Plan assets at beginning of period	$114.4	$130.0	$—	$—
Actual return on plan assets	20.7	13.4	—	—
Contributions	6.1	11.2	10.8	10.1
Benefits paid	(11.2)	(13.3)	(10.8)	(10.1)

Plan assets at end of period	$130.0	$141.3	$—	$—

Funded status of plans	$(94.0)	$(96.2)	$(45.6)	$(50.6)
Unrecognized prior service cost	—	—	(4.0)	(3.7)
Unrecognized net actuarial losses	1.3	5.6	5.7	14.4
Contributions after measurement date	—	1.9	—	—

Net amount recognized	$(92.7)	$(88.7)	$(43.9)	$(39.9)

Recorded in:
Current liabilities	$(10.5)	$(13.6)	$(5.7)	$(5.7)
Long-term liabilities	(82.2)	(75.8)	(38.2)	(34.2)
Accumulated other comprehensive loss	—	0.7	—	—

	$(92.7)	$(88.7)	$(43.9)	$(39.9)

        The Company uses an actuarial measurement date of December 31 to measure its pension benefit obligations and March 31 to measure its other postretirement obligations. The following table presents significant assumptions used to determine benefit obligations and net periodic benefit cost (in weighted-average percentages):

	Pension Benefits			Other Postretirement Benefits
	March 31,			March 31,
	2003	2004	2005	2003	2004	2005
Benefit Obligations:
Discount rate		6.07%	5.78%		6.25%	6.00%
Rate of compensation increase		3.49%	3.31%		n/a	n/a
Net Periodic Benefit Cost:
Discount rate	7.30%	6.55%	6.07%	7.50%	6.75%	6.25%
Rate of compensation increase	3.40%	3.31%	3.49%	n/a	n/a	n/a
Expected return on plan assets	9.00%	9.00%	8.50%	n/a	n/a	n/a

        In evaluating the expected return on plan assets, consideration was given to historical long-term rates of return on plan assets, and input from the Company's pension fund consultant on asset class return expectations, long-term inflation and current market conditions.

        The Company's weighted-average investment allocations as of March 31, 2004 and 2005, are presented in the following table.    The Company's defined benefit pension investment policy recognizes the long-term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize investment returns consistent with levels of investment risk that are prudent and reasonable. All assets are managed externally according to guidelines established individually with investment managers and the Company's investment consultant. The manager guidelines prohibit the use of any type of investment derivative without the prior approval of the investment committee. Portfolio risk is controlled by having managers comply with their established guidelines, including establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. The Company periodically undertakes asset and liability modeling studies to determine the appropriateness of the investments. The portfolio included holding of domestic, international, and private equities, global high quality and high yield fixed income, and short-term interest bearing deposits. No equity securities of the Company are held in the portfolio. The target allocation of 65% equities and 35% fixed income is established by the investment committee of each plan.

	Plan Assets as of March 31,
	2004	2005
Equity securities	76%	70%
Debt securities	24	29
Other	—	1

        The Company expects to contribute approximately $13.6 million during fiscal 2006 to its defined benefit plans and $5.7 million to its other postretirement benefit plans.

        Expected benefit payments to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows (in millions):

Year ending March 31:	Pension Benefits	Other Postretirement Benefits
2006	$13.6	$5.7
2007	13.9	5.1
2008	14.1	4.8
2009	14.4	4.5
2010	14.7	4.4
2011 – 2015	80.2	18.6

Pension Plans That Are Not Fully Funded

        At March 31, 2004, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of the fair value of plan assets were $222 million, $188.9 million and $128 million, respectively, and at March 31, 2005 were $235.3 million, $224.9 million and $139 million, respectively.

Other Postretirement Benefits

        The Company's domestic retiree medical program provides for prescription drug benefits. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D). In May 2004, the FASB issued Staff Position No. 106-2 (FSP 106-2), which provides accounting guidance to employers that offer prescription drug benefits under retiree healthcare benefit plans to Medicare eligible retirees. FSP 106-2 requires that the benefit attributable to past service be accounted for as an actuarial gain and the benefit related to current service be reported as a reduction in service cost. The adoption of FSP 106-2 reduced the Company's accumulated postretirement benefit obligation at March 31, 2005 by approximately $2.6 million.

        The other postretirement benefit obligation was determined using an assumed health care cost trend rate of 9% in fiscal 2006 grading down to 5% in fiscal 2010 and thereafter. The discount rate, compensation rate increase and health care cost trend rate assumptions are determined as of the measurement date.

        Assumed health care cost trend rates have a significant effect on amounts reported for the retiree medical plans. A one-percentage point change in assumed health care cost trend rates would have the following effect (in millions):

	One Percentage Point Increase				One Percentage Point Decrease
	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,		Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,
			2004	2005			2004	2005
Increase (decrease) in total of service and interest cost components	$0.4	$0.1	$0.3	$0.2	$(0.4)	$(0.1)	$(0.3)	$(0.2)
Increase (decrease) in postretirement benefit obligation	$7.1	$5.1	$3.9	$3.0	$(6.5)	$(4.6)	$(3.3)	$(2.6)

Multi-employer and Government-sponsored Plans

        The Company participates in certain multi-employer and government-sponsored plans for eligible employees. Expense related to these plans was $0.1 million, $0.1 million, $0.2 million, and $0.2 million for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and for the years ended March 31, 2004 and 2005, respectively.

Defined Contribution Savings Plans

        The Company sponsors certain defined-contribution savings plans for eligible employees. Expense related to these plans was $2.2 million, $0.9 million, $0.6 million, and $5.9 million for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and for the years ended March 31, 2004 and 2005, respectively.

12.   Income Taxes

        The components of the provision for income taxes are as follows (in millions):

	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,
			2004	2005
Current:
United States	$9.9	$3.0	$—	$—
Non-United States	4.9	3.3	5.2	4.2
State and local	0.8	1.5	0.8	1.2

Total current	15.6	7.8	6.0	5.4
Deferred:
United States	(0.4)	(3.2)	2.8	6.8
Non-United States	0.4	2.3	0.2	—
State and local	0.4	(0.4)	(0.3)	2.0

Total deferred	0.4	(1.3)	2.7	8.8

Provision for income taxes	$16.0	$6.5	$8.7	$14.2

        The provision for income taxes was calculated based upon the following components of income before income taxes (in millions):

	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,
			2004	2005
United States	$30.7	$12.6	$18.0	$28.3
Non-United States	5.6	3.5	4.9	7.5

Income before income taxes	$36.3	$16.1	$22.9	$35.8

        Deferred income taxes consist of the tax effects of the following temporary differences (in millions):

	March 31,
	2004	2005
Deferred tax assets:
Retirement benefits	$30.8	$26.4
US federal and state tax operating loss carryforwards (gross amount of taxable losses of $21.4 as of March 31, 2005)	8.8	4.7
Foreign tax credit carryforwards	11.5	17.5
Foreign net operating loss carryforwards	11.6	14.1
Other	2.5	0.5

	65.2	63.2
Valuation allowance	(14.4)	(18.1)

Total deferred tax assets	50.8	45.1
Deferred tax liabilities:
Property, plant and equipment	56.2	53.1
Compensation and benefits	1.1	1.0
Inventories	6.4	12.2
Intangible assets	37.5	36.6
Other	5.7	5.2

Total deferred tax liabilities	106.9	108.1

Net deferred tax liabilities	$56.1	$63.0

        These deferred tax assets and liabilities are classified in the consolidated balance sheet based on the balance sheet classification of the related assets and liabilities.

        Management believes it is more likely than not that current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in this determination include the historical operating results of the Company and the Predecessor and the expectation of future earnings, including anticipated reversals of future taxable temporary differences. A valuation allowance was established at March 31, 2004 and 2005 for deferred tax assets related to state net operating loss carryforwards and foreign net operating loss carryforwards for which utilization is uncertain. The carryforward period for the foreign tax credit is ten years. The carryforward period for the state net operating loss is fifteen years. Certain foreign net operating loss carryforwards are subject to a five year expiration period. The carryforward period for the remaining foreign net operating losses is indefinite.

        The provision for income taxes differs from the United States statutory income tax rate due to the following item (in millions):

	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,
			2004	2005
Provision for income taxes at U.S. statutory income tax rate	$12.7	$5.6	$8.0	$12.5
State and local income taxes	1.4	0.7	0.6	2.1
Net effects of foreign tax rates and credits	0.7	(0.5)	1.6	(0.6)
Foreign net operating loss carryforward utilized	—	—	(1.2)	(1.0)
Foreign net operating losses for which tax benefit was not provided	2.2	1.2	—	1.4
Other	(1.0)	(0.5)	(0.3)	(0.2)

Provision for income taxes	$16.0	$6.5	$8.7	$14.2

        No provision has been made for United States or foreign income taxes related to approximately $8.6 million of undistributed earnings of foreign subsidiaries considered to be permanently reinvested. It is not practicable to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

        The Company's United States income tax returns for the years 2000 through 2002 are currently under examination. Management expects the examination of the Company's returns for such years will be completed during the fiscal year ended March 31, 2006. Management believes adequate provision for income taxes payable of the Company has been made for all fiscal years through 2005. In connection with the sale of the Predecessor (see Note 1), Invensys has indemnified the Company against all income tax obligations existing prior to the closing date, November 25, 2002.

        For tax years prior to November 24, 2002, various United States and foreign subsidiaries of the Company were included in consolidated tax filings with other Invensys affiliated companies. The Predecessor's methodology applied for allocating taxes between affiliates that participated in consolidated tax filings was as follows: to the extent that a company generated taxable income, the company remitted taxes to its affiliated parent company based upon the applicable statutory effective tax rate. If a taxable loss was generated by a company, the affiliated parent company did not provide any current or future cash benefit. The income tax provision for the Predecessor was calculated as if the entities included in the consolidated financial statements filed separately from their non-Rexnord Group affiliates.

        Cash paid for income taxes to governmental tax authorities during the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and during the years ended March 31, 2004 and 2005, respectively, was $12.4 million, $0.5 million, $7.4 million, and $7.1 million, respectively. At March 31, 2004 and 2005, income taxes payable to governmental tax authorities was $4.8 million and $3.7 million, respectively.

13.   Related Party Transactions

        On November 25, 2002, RBS Global, Inc. entered into a management services agreement with TC Group, L.L.C., (the Carlyle Group) for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the Company. Under the terms of the agreement, the Company agreed to pay for these services and recorded charges of $0.7 million for the period from November 25, 2002 through March 31, 2003 and $2 million per year thereafter, plus out of pocket expenses. This agreement will remain in effect until such time as the Carlyle Group or its affiliates collectively own less than 10% of the equity interest of the Company, or such earlier time as the Company and the Carlyle Group may mutually agree.

Predecessor Related Party Transactions

        Included within selling, general and administrative expenses were charges for administrative expenses incurred by Invensys and its Automation Systems Division that were directly attributed to, or reasonably allocated to, the stand-alone operations of the Company before acquisition. These charges were for administrative services, accounting and legal services, officer salaries, advertising and other costs attributed to the Company's operations and the Company's allocable share of other expenses. These charges totaled $2.9 million for the period April 1, 2002 through November 24, 2002.

        The expenses allocated had been determined on a basis that the Predecessor, Invensys and its Automation Systems Division considered to be reasonable reflections of the utilization of services provided or the benefit received by the Predecessor.

Predecessor—Trading Activity

        The Predecessor purchased from affiliates various products and services in the normal course of business. Pricing was generally negotiated on an arm's-length basis or on the basis of standard pricing schedules. Purchases from affiliates were $4.4 million in the period April 1, 2002 through November 24, 2002.

14.   Commitments and Contingencies

        The Company is involved in various unresolved legal actions, administrative proceedings, and claims in the ordinary course of its business involving, among other things, product liability, commercial, employment, workers' compensation, intellectual property claims and environmental matters. The Company establishes reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when its liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material effect on the financial position, results of operations or cash flows of the Company.

        In a prior year, the Predecessor initiated legal proceedings against a consulting firm for nonperformance with respect to process reengineering services the consulting firm was retained to perform for the Predecessor. A jury trial was held in 2001, and a verdict of $2.2 million was returned in favor of the Predecessor, including an award of attorney's fees of $0.6 million. In May 2002, the consulting firm unsuccessfully exhausted its right of appeal at which time the Predecessor received $2.3 million, including interest of $0.1 million and recorded a gain.

        In connection with the sale of the Predecessor, Invensys has indemnified the Company against certain contingent liabilities. Invensys has, subject to various terms and conditions, also indemnified the Company for certain preclosing environmental liabilities which individually exceed $75,000 and which in the aggregate exceed $2 million.

        The following paragraphs summarize noteworthy actions and proceedings against which the Company has been indemnified:

  •
  The Company is a defendant in a case entitled GE Transportation Systems v. Rexnord, pending in the United States District Court for the Western District of Pennsylvania. The case seeks $8 million for damages allegedly incurred by GE in using Rexnord bearings to retrofit GE locomotives. The ultimate outcome of this litigation cannot presently be determined; however, management believes the Company has meritorious defenses to the suit.

  •
  The Company is a third-party defendant in two separate class action suits for alleged groundwater contamination in the United States District Court for the Northern District of Illinois: Teresa and Al LeClercq et al v. Lockformer et al v. Arrow Gear Company et al and Mejdrech et al v. Met-Coil Systems/The Lockformer Company v. Arrow Gear Company et al. The original defendant, Lockformer Company, has settled with the LeClercq plaintiffs for $10 million and with the Mejdrech plaintiffs for $12.5 million. Lockformer is now seeking contribution under various theories of alleged groundwater contamination in Lisle, Illinois from at least ten other companies, including the Company. The contribution claims for both suits have been combined into one suit. The outcome of this litigation cannot presently be determined; however, management believes the Company has not contributed to the groundwater contamination and has meritorious defenses to the suit. The Company has sued and been sued by its insurance companies over coverage for the Lockformer matter.

  •
  The Company is a potentially responsible party ("PRP") at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the Site), which is under investigation by the USEPA and IEPA. The investigation alleges there has been a release or threatened release of hazardous substances, pollutants or contaminants at the Site. Based on their proximity to the Site, the Company and at least ten other companies have been notified of their potential liability for the remediation of the Site. In support of USEPA/IEPA, Illinois filed a lawsuit in the Circuit Court of DuPage County, Illinois against the Company and the other PRP companies: State of Illinois v. Precision et al. Subsequently, Rexnord and at least ten other companies entered into an Administrative Order by Consent (AOC) with USEPA/IEPA/Illinois et al that provides $4.275 million to fund the hook-up of about 800 homes to municipal water and provides for continuing investigation of the Site. The Company has agreed to provide $273,000 of that fund under an interim allocation. Recently the Company was notified by the USEPA that the Site investigation is expanding. The Company is a defendant in three other lawsuits stemming from the Site: Muniz et al v. Rexnord Corporation et al, a class action pending in the United States District Court for the Northern District of Illinois; Jana Bendik v. Precision Brand Products et al v. Rexnord Corporation et al, filed by an individual plaintiff in the Circuit Court of Cook County, Illinois; and Kevin Pote, et al v. Ames Supply Co. et al., filed by an individual plaintiff in the Circuit Court of Cook County, Illinois. The AOC is expected to resolve a significant portion of the State of Illinois and Muniz lawsuits. The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, management believes the Company has meritorious defenses to the suits. The Company has sued and been sued by its insurance companies over coverage for the Ellsworth matters.

  •
  The Company was a defendant and cross-defendant in a case entitled Odeco Drilling Inc., et al. v. Baroid Equipment, Inc., filed in state court in Harris County, Texas. On February 26, 2002, the Court entered a final judgment in favor of Baroid Equipment, Inc. and Varco Shaffer Co. ("Defendants/Cross-Plaintiffs") against the Company in the amount of approximately $2.3 million, plus pre-judgment interest of 10% beginning October 16, 1992. The judgment provides for a further award of attorneys' fees to the Defendants/Cross-Plaintiffs in the event of appeals. This judgment is currently on appeal in the Houston Court of Appeals. The Company vigorously disputes the claims made the basis of the judgment and intends to prosecute its appeal of the judgment. The Company is indemnified against any loss by two separate parties in connection with this matter. Accordingly, the Company has recorded a liability at March 31, 2005 in the amount of the judgment plus accrued interest totaling $7.6 million and a corresponding receivable in the same amount. Both the liability and corresponding receivable are classified as a noncurrent liability and asset, respectively, in the accompanying consolidated balance sheet.

15.   Business Segment Information

        The Company operates in a single business segment—power transmission components. Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales to Third Parties				Long-Lived Assets
	Period from April 1, 2002 through November 24, 2002	Period from November 25, 2002 through March 31, 2003	Year ended March 31,		Year ended March 31,
			2004	2005	2004	2005
United States	$325.2	$168.3	$439.1	$528.9	$727.6	$704.1
Europe	102.5	63.4	201.6	201.2	243.4	239.3
Rest of the world	41.6	20.8	72.1	80.9	6.5	6.9

	$469.3	$252.5	$712.8	$811.0	$977.5	$950.3

        Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets.

16.   Guarantor Subsidiaries

        The following schedules present condensed consolidating/combining financial information at March 31, 2004 and 2005, and for the periods from April 1, 2002 through November 24, 2002 and November 25, 2002 through March 31, 2003, and for the years ended March 31, 2004 and 2005, for: (a) RBS Global, Inc., the Parent Company; (b) Rexnord Corporation, the Issuer, which is wholly owned by the Parent; (c) on a combined basis, the domestic subsidiaries of the Company, all of which are wholly owned by the Parent (Guarantor Subsidiaries); and (d) on a combined basis, the foreign subsidiaries of the Company (non-Guarantor Subsidiaries). Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees of the senior subordinated notes are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures regarding the Guarantor Subsidiaries are not material to investors. The Guarantor Subsidiaries guarantee the senior subordinated notes issued in connection with the acquisition of the Company by The Carlyle Group.

        The restricted assets of the consolidated subsidiaries of RBS Global, Inc., a holding company (the Parent Company), exceeds 25 percent of consolidated net assets at March 31, 2004 and 2005. The following schedules present the condensed financial information of the Parent Company in accordance with Rule 5-04 of Regulation S-X. With the exception of the Parent Company's guarantee of the senior subordinated notes, the Parent Company does not have any guarantees, material contingencies or long-term obligations.

Condensed Consolidating Balance Sheet
March 31, 2004
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current assets:
Cash	$—	$—	$9.1	$12.7	$—	$21.8
Receivables, net	—	—	59.2	61.0	—	120.2
Inventories	—	—	80.3	54.4	—	134.7
Other current assets	—	—	8.2	6.4	—	14.6

Total current assets	—	—	156.8	134.5	—	291.3
Receivable from (payable to) affiliates	—	94.2	36.3	(130.5)	—	—
Property, plant and equipment, net	—	—	202.7	67.5	—	270.2
Intangible assets, net	—	—	117.2	8.0	—	125.2
Goodwill	—	8.1	399.8	174.2	—	582.1
Investment in:
Guarantor subsidiaries	400.9	894.0	—	—	(1,294.9)	—
Non-guarantor subsidiaries	—	—	109.9	—	(109.9)	—
Other assets	—	22.3	6.9	1.1	—	30.3

Total assets	$400.9	$1,018.6	$1,029.6	$254.8	$(1,404.8)	$1,299.1

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$—	$—	$0.1	$1.9	$—	$2.0
Trade payables	—	—	40.2	32.7	—	72.9
Income taxes payable	—	—	(0.7)	5.5	—	4.8
Deferred income taxes	—	—	4.2	2.2	—	6.4
Compensation and benefits	—	—	19.0	10.3	—	29.3
Current portion of pension obligations	—	—	10.5	—	—	10.5
Current portion of postretirement benefit obligations	—	—	5.7	—	—	5.7
Other current liabilities	—	10.7	17.4	14.0	—	42.1

Total current liabilities	—	10.7	96.4	66.6	—	173.7
Long-term debt	—	545.0	1.0	2.8	—	548.8
Notes payable to (receivable from) affiliates, net	1.8	61.6	(95.2)	31.8	—	—
Pension obligations	—	—	44.5	37.7	—	82.2
Postretirement benefit obligations	—	—	36.4	1.8	—	38.2
Deferred income taxes	—	0.4	45.6	3.7	—	49.7
Other liabilities	—	—	6.9	0.5	—	7.4

Total liabilities	1.8	617.7	135.6	144.9	—	900.0

Commitments and contingent liabilities
Stockholders' equity	399.1	400.9	894.0	109.9	(1,404.8)	399.1

Total liabilities and stockholders' equity	$400.9	$1,018.6	$1,029.6	$254.8	$(1,404.8)	$1,299.1

Condensed Consolidating Balance Sheet
March 31, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$—	$15.9	$10.4	$—	$26.3
Receivables, net	—	—	65.0	62.7	—	127.7
Inventories	—	—	81.6	46.1	—	127.7
Other current assets	—	—	11.3	6.8	—	18.1

Total current assets	—	—	173.8	126.0	—	299.8
Receivable from (payable to) affiliates	—	79.7	36.3	(116.0)	—	—
Property, plant and equipment, net	—	—	194.8	69.1	—	263.9
Intangible assets, net	—	—	103.5	7.8	—	111.3
Goodwill	—	8.1	392.8	174.2	—	575.1
Investment in:
Guarantor subsidiaries	425.7	940.9	—	—	(1,366.6)	—
Non-guarantor subsidiaries	—	—	115.0	—	(115.0)	—
Other assets	—	18.8	7.6	0.9	—	27.3

Total assets	$425.7	$1,047.5	$1,023.8	$262.0	$(1,481.6)	$1,277.4

Liabilities & stockholders' equity
Current liabilities:
Current portion of long-term debt	$—	$—	$(0.1)	$3.4	$—	$3.3
Trade payables	—	—	43.8	34.5	—	78.3
Income taxes payable	(0.7)	(13.5)	14.3	3.6	—	3.7
Deferred income taxes	—	—	9.8	3.0	—	12.8
Compensation and benefits	—	—	21.9	10.7	—	32.6
Current portion of pension obligations	—	—	11.0	2.6	—	13.6
Current portion of postretirement obligations	—	—	5.7	—	—	5.7
Other current liabilities	—	9.7	15.1	6.1	—	30.9

Total current liabilities	(0.7)	(3.8)	121.5	63.9	—	180.9
Long-term debt	—	500.0	0.9	2.5	—	503.4
Note payable to (receivable from) affiliates, net	1.7	125.0	(165.5)	38.8	—	—
Pension obligations	—	—	38.8	37.0	—	75.8
Postretirement benefit obligations	—	—	32.1	2.1	—	34.2
Deferred Income taxes	—	0.6	47.1	2.5	—	50.2
Other liabilities	—	—	8.0	0.2	—	8.2

Total liabilities	1.0	621.8	82.9	147.0	—	852.7
Commitments and contingent liabilities
Stockholders' equity	424.7	425.7	940.9	115.0	(1,481.6)	424.7

Total liabilities and stockholders' equity	$425.7	$1,047.5	$1,023.8	$262.0	$(1,481.6)	$1,277.4

Condensed Combining Statement of Income
Period from April 1, 2002 through November 24, 2002
(in millions)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Combined
Net sales	$349.2	$148.8	$(28.7)	$469.3
Cost of sales	231.9	107.3	(28.7)	310.5

Gross profit	117.3	41.5	—	158.8
Selling, general and administrative expenses	68.3	32.5	—	100.8
Restructuring and other similar costs	5.9	1.6	—	7.5
Amortization of intangible assets	1.1	—	—	1.1

Income from operations	42.0	7.4	—	49.4
Nonoperating income (expense):
Interest expense:
To third parties	(1.3)	(1.9)	—	(3.2)
To affiliates	(14.7)	(0.3)	—	(15.0)
Interest income from affiliates	4.9	0.3	—	5.2
Other, net	(0.2)	0.1	—	(0.1)

Income before income taxes	30.7	5.6	—	36.3
Provision for income taxes	11.7	4.3	—	16.0

Income before equity in earnings (loss) of non-guarantor subsidiaries	19.0	1.3	—	20.3
Equity in loss of non-guarantor subsidiaries	(3.4)	—	3.4	—

Net income	$15.6	$1.3	$3.4	$20.3

Condensed Consolidating Statement of Income
Period from Inception, November 25, 2002, through March 31, 2003
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$182.5	$85.7	$(15.7)	$252.5
Cost of sales	—	—	122.0	55.8	(15.7)	162.1

Gross profit	—	—	60.5	29.9	—	90.4
Selling, general and administrative expenses	—	—	33.8	19.1	—	52.9
Amortization of intangible assets	—	—	4.5	0.1	—	4.6

Income from operations	—	—	22.2	10.7	—	32.9
Nonoperating income (expense):
Interest expense:
To third parties	—	(16.0)	(0.1)	(0.2)	—	(16.3)
To affiliates	—	2.8	1.1	(3.9)	—	—
Other, net	(0.7)	—	0.7	(0.5)	—	(0.5)

Income (loss) before income taxes	(0.7)	(13.2)	23.9	6.1	—	16.1
Provision for income taxes	(0.3)	(4.6)	7.8	3.6	—	6.5

Income (loss) before equity in earnings of subsidiaries	(0.4)	(8.6)	16.1	2.5	—	9.6
Equity in earnings of subsidiaries	10.0	18.6	2.5	—	(31.1)	—

Net income	$9.6	$10.0	$18.6	$2.5	$(31.1)	$9.6

Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2004
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$491.3	$265.8	$(44.3)	$712.8
Cost of sales	—	—	336.2	193.5	(44.3)	485.4

Gross profit	—	—	155.1	72.3	—	227.4
Selling, general and administrative expenses	0.2	0.1	93.3	54.5	—	148.1
Restructuring and other similar costs	—	—	0.5	2.1	—	2.6
Curtailment gain	—	—	(6.6)	—	—	(6.6)
Amortization of intangible assets	—	—	13.7	0.2	—	13.9

Income (loss) from operations	(0.2)	(0.1)	54.2	15.5	—	69.4
Nonoperating income (expense):
Interest expense:
To third parties	—	(44.3)	—	(1.1)	—	(45.4)
To affiliates	—	8.7	2.6	(11.3)	—	—
Other, net	(2.0)	(0.1)	(0.8)	1.8	—	(1.1)

Income (loss) before income taxes	(2.2)	(35.8)	56.0	4.9	—	22.9
Provision for income taxes	(0.7)	(13.0)	18.9	3.5	—	8.7

Income (loss) before equity in earnings of subsidiaries	(1.5)	(22.8)	37.1	1.4	—	14.2
Equity in earnings of subsidiaries	15.7	38.5	1.4	—	(55.6)	—

Net income	$14.2	$15.7	$38.5	$1.4	$(55.6)	$14.2

Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$571.1	$290.1	$(50.2)	$811.0
Cost of sales	—	—	389.5	216.5	(50.2)	555.8

Gross profit	—	—	181.6	73.6	—	255.2
Selling, general and administrative expenses	0.2	0.1	98.5	54.8	—	153.6
Restructuring and other similar costs	—	—	5.2	2.1	—	7.3
Amortization of intangible assets	—	—	13.6	0.2	—	13.8

Income from operations	(0.2)	(0.1)	64.3	16.5	—	80.5
Nonoperating income (expense):
Interest expense:
To third parties	—	(42.3)	(0.1)	(1.6)	—	(44.0)
To affiliates	—	7.1	2.6	(9.7)	—	—
Other, net	(2.0)	—	(1.0)	2.3	—	(0.7)

Income (loss) before income taxes	(2.2)	(35.3)	65.8	7.5	—	35.8
Provisions for income taxes	(0.7)	(13.3)	24.0	4.2	—	14.2

Income (loss) before equity in earnings of subsidiaries	(1.5)	(22.0)	41.8	3.3	—	21.6
Equity in earnings of subsidiaries	23.1	45.1	3.3	—	(71.5)	—

Net income	$21.6	$23.1	$45.1	$3.3	$(71.5)	$21.6

Condensed Combining Statement of Cash Flows
Period from April 1, 2002 through November 24, 2002
(in millions)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Combined
Operating activities
Net income	$15.6	$1.3	$3.4	$20.3
Non-cash adjustments	21.4	3.6	—	25.0
Equity in loss of non-guarantor subsidiaries	3.4	—	(3.4)	—
Changes in operating assets and liabilities	(32.2)	(40.1)	—	(72.3)

Cash provided by (used for) operating activities	8.2	(35.2)	—	(27.0)
Investing activities
Expenditures for property, plant and equipment	(7.8)	(4.0)	—	(11.8)
Proceeds from dispositions of property, plant and equipment	0.3	0.3	—	0.6

Cash used for investing activities	(7.5)	(3.7)	—	(11.2)
Financing activities
Net repayments of long-term debt	0.5	(0.3)	—	0.2
Net decrease in funding balances with affiliates	(6.9)	23.1	—	16.2

Cash provided by (used for) financing activities	(6.4)	22.8	—	16.4
Effect of exchange rate changes on cash	—	0.1	—	0.1

Decrease in cash	(5.7)	(16.0)	—	(21.7)
Cash at beginning of period	2.1	19.5	—	21.6

Cash (overdraft) at end of period	$(3.6)	$3.5	$—	$(0.1)

Condensed Consolidating Statement of Cash Flows
Period from Inception, November 25, 2002, through March 31, 2003
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$9.6	$10.0	$18.6	$2.5	$(31.1)	$9.6
Non-cash adjustments	(10.0)	(8.7)	1.5	0.6	31.1	14.5
Changes in operating assets and liabilities	0.4	3.2	7.9	15.5	—	27.0

Cash provided by operating activities	—	4.5	28.0	18.6	—	51.1
Investing activities
Acquisition of Rexnord Group	—	(913.5)	—	—	—	(913.5)
Expenditures for property, plant and equipment	—	—	(4.3)	(2.6)	—	(6.9)
Proceeds from dispositions of property, plant and equipment	—	—	0.3	0.1	—	0.4

Cash used for investing activities	—	(913.5)	(4.0)	(2.5)	—	(920.0)
Financing activities
Net repayments of long-term debt	—	(12.0)	—	(2.7)	—	(14.7)
Proceeds from issuance of long-term debt	—	587.0	—	—	—	587.0
Payment of financing fees	—	(25.5)	—	—	—	(25.5)
Capital contribution	—	359.5	—	—	—	359.5

Cash provided by (used for) financing activities	—	909.0	—	(2.7)	—	906.3
Effect of exchange rate changes on cash	—	—	—	(0.1)	—	(0.1)

Increase in cash	—	—	24.0	13.3	—	37.3
Cash (overdraft) at beginning of period	—	—	(3.6)	3.5	—	(0.1)

Cash at end of period	$—	$—	$20.4	$16.8	$—	$37.2

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended
March 31, 2004
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$14.2	$15.7	$38.5	$1.4	$(55.6)	$14.2
Non-cash adjustments	(15.7)	(34.9)	32.0	7.0	55.6	44.0
Changes in operating assets and liabilities	1.5	50.3	(58.6)	(6.4)	—	(13.2)

Cash provided by operating activities	—	31.1	11.9	2.0	—	45.0
Investing activities
Expenditures for property, plant and equipment	—	—	(14.5)	(7.6)	—	(22.1)
Proceeds from dispositions of fixed assets	—	—	1.8	—	—	1.8
Acquisition of the Rexnord Group	—	—	(10.4)	—	—	(10.4)

Cash used for investing activities	—	—	(23.1)	(7.6)	—	(30.7)
Financing activities
Net repayments of long-term debt	—	(30.0)	(0.1)	—	—	(30.1)
Payment of financing fees	—	(1.1)	—	—	—	(1.1)

Cash used for financing activities	—	(31.1)	(0.1)	—	—	(31.2)
Effect of exchange rate changes on cash	—	—	—	1.5	—	1.5

Decrease in cash	—	—	(11.3)	(4.1)	—	(15.4)
Cash at beginning of period	—	—	20.4	16.8	—	37.2

Cash at end of period	$—	$—	$9.1	$12.7	$—	$21.8

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended
March 31, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$21.6	$23.1	$45.1	$3.3	$(71.5)	$21.6
Non-cash adjustments	(23.1)	(41.3)	39.3	9.3	71.5	55.7
Changes in operating assets and liabilities:	(0.7)	63.2	(63.4)	(9.0)	—	(9.9)

Cash provided by (used for) operating activities	(2.2)	45.0	21.0	3.6	—	67.4
Investing activities
Expenditures for property, plant and equipment	—	—	(19.3)	(6.4)	—	(25.7)
Proceeds from dispositions of fixed assets	—	—	5.4	1.0	—	6.4

Cash used for investing activities	—	—	(13.9)	(5.4)	—	(19.3)
Financing activities
Net borrowings (repayments) of long-term debt	—	(45.0)	(0.3)	1.1	—	(44.2)
Proceeds from exercise of stock options	2.0	—	—	—	—	2.0
Other common stock activity	0.2	—	—	—	—	0.2

Cash provided by (used for) financing activities	2.2	(45.0)	(0.3)	1.1	—	(42.0)
Effect of exchange rate changes on cash	—	—	—	(1.6)	—	(1.6)

Increase (decrease) in cash	—	—	6.8	(2.3)	—	4.5
Cash at beginning of period	—	—	9.1	12.7	—	21.8

Cash at end of period	$—	$—	$15.9	$10.4	$—	$26.3

17.   Quarterly Results of Operations (Unaudited) (in millions)

Fiscal Year 2004:	First	Second	Third(a)	Fourth	Total
Net sales	$161.8	$171.8	$171.6	$207.6	$712.8
Gross profit	48.1	53.2	55.4	70.7	227.4
Net income (loss)	(2.5)	0.4	5.3	11.0	14.2
Fiscal Year 2005:	First	Second	Third	Fourth	Total
Net sales	$188.8	$199.3	$199.7	$223.2	$811.0
Gross profit	61.1	61.7	55.2	77.2	255.2
Net income	5.0	5.2	0.3	11.1	21.6

(a)
A pension curtailment gain of $5.6 million ($3.4 million after tax) was recorded in the third quarter of fiscal 2004.

RBS Global, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in millions)

	March 31, 2005	January 1, 2006
		(Unaudited)
Assets
Current assets:
Cash	$26.3	$8.7
Receivables, net	127.7	154.3
Inventories	127.7	184.6
Other current assets	18.1	23.3

Total current assets	299.8	370.9
Property, plant and equipment, net	263.9	347.3
Intangible assets, net	111.3	134.7
Goodwill	575.1	681.3
Other assets	27.3	34.8

Total assets	$1,277.4	$1,569.0

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$3.3	$2.6
Trade payables	78.3	89.8
Income taxes payable	3.7	4.0
Deferred income taxes	12.8	11.2
Compensation and benefits	32.6	38.6
Current portion of pension obligations	13.6	19.1
Current portion of postretirement benefit obligations	5.7	5.7
Other current liabilities	30.9	39.2

Total current liabilities	180.9	210.2
Long-term debt	503.4	770.8
Pension obligations	75.8	58.9
Postretirement benefit obligations	34.2	32.6
Deferred income taxes	50.2	52.5
Other liabilities	8.2	8.4

Total liabilities	852.7	1,133.4
Stockholders' equity
Common stock, $0.01 par value; authorized 5,000,000 shares, issued and outstanding 3,623,809 shares at January 1, 2006 and 3,615,428 shares at March 31, 2005	0.1	0.1
Additional paid in capital	361.6	363.1
Retained earnings	45.4	58.6
Accumulated other comprehensive income	17.6	13.8

Total stockholders' equity	424.7	435.6

Total liabilities and stockholders' equity	$1,277.4	$1,569.0

See notes to the condensed consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income
(in millions)

	Nine Months Ended
	January 2, 2005	January 1, 2006
	(Unaudited)	(Unaudited)
Net sales	$587.8	$777.7
Cost of sales	409.8	537.6

Gross profit	178.0	240.1
Selling, general and administrative expenses	112.9	136.6
Restructuring and other similar costs	3.0	20.3
Amortization of intangible assets	10.4	11.6

Income from operations	51.7	71.6
Non-operating income (expense):
Interest expense, net	(32.5)	(45.2)
Other, net	(1.5)	(3.8)

Income before income taxes	17.7	22.6
Provision for income taxes	7.2	9.4

Net income	$10.5	$13.2

See notes to the condensed consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(in millions)

	Nine Months Ended
	January 2, 2005	January 1, 2006
	(Unaudited)	(Unaudited)
Operating activities
Net income	$10.5	$13.2
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	23.9	31.9
Amortization of intangible assets	10.4	11.6
Amortization of deferred financing costs	2.5	2.7
Other non-cash charges	(0.9)	6.4
Changes in operating assets and liabilities:
Receivables	9.1	5.9
Inventories	5.0	(7.6)
Other assets	—	(2.5)
Accounts payable	(18.9)	(3.6)
Accruals and other liabilities	(19.0)	(13.5)

Cash provided by operating activities	22.6	44.5
Investing activities
Expenditures for property, plant and equipment	(20.1)	(22.3)
Proceeds from dispositions of fixed assets	1.0	1.0
Acquisition of The Falk Corporation, net of cash acquired of $4.9 million	—	(301.3)

Cash used for investing activities	(19.1)	(322.6)
Financing activities
Proceeds from issuance of long-term debt	—	312.0
Net payments on long-term debt	(14.8)	(45.1)
Payment of financing fees	—	(7.6)
Proceeds from issuance of common stock	2.0	1.2

Cash provided by (used for) financing activities	(12.8)	260.5
Effect of exchange rate changes on cash	1.0	—

Decrease in cash	(8.3)	(17.6)
Cash at beginning of period	21.8	26.3

Cash at end of period	$13.5	$8.7

See notes to the condensed consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
January 1, 2006
(Unaudited)

1.     Basis of Presentation and Significant Accounting Policies

        The unaudited condensed consolidated financial statements of RBS Global, Inc. and subsidiaries (collectively, the "Company") included herein have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the interim periods. Results for the interim periods are not necessarily indicative of results that may be expected for the fiscal year ending March 31, 2006. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements of the Company including the notes thereto included in the Company's most recent Annual Report on Form 10-K.

The Company

        The Company is a manufacturer of precision motion technology products whose portfolio includes flattop chain and modular conveyor belts, industrial bearings, aerospace bearings and seals, special components, couplings, gears and industrial chain. The products are either incorporated into products sold by original equipment manufacturers ("OEMs") or sold to end users through industrial distributors as aftermarket products.

Stock-Based Compensation

        The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Stock options are granted at prices equal to the fair market value of the Company's common stock on the date of grant. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans under a fair value-based method. Had compensation cost been determined based upon the fair value at the grant date under the provisions of SFAS No. 123, the Company's pro forma net income would have been as follows (in millions):

	Nine Months Ended
	January 2, 2005	January 1, 2006
Reported net income	$10.5	$13.2
Stock based compensation expense recorded, net of tax	—	0.2
Stock based employee compensation expense determined under fair value based method, net of tax	(0.6)	(1.0)

Pro forma net income	$9.9	$12.4

        The Company determined the fair value of options granted using the minimum value option-pricing model. Fair value under the minimum value option-pricing model was determined using the following weighted-average assumptions: dividend yield of 0%, expected life of 10 years; and risk-free rates of interest ranging from 3.8% to 4.3%. The pro forma effects of applying the provisions of SFAS No. 123 are not necessarily representative of the effects on net income in future years.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share Based Payment ("SFAS 123(R)"). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the requisite service period, generally as the awards vest. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123(R) such that we are now required to adopt SFAS 123(R) in the first quarter of fiscal 2007. SFAS 123(R) applies to all awards granted after June 30, 2005 and to previously granted, unvested awards as of the adoption date. We are currently evaluating the effect of SFAS 123(R) on our financial statements and related disclosures.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs- an Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 requires that abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage) be recognized as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt SFAS 151 in the first quarter of fiscal 2007. We are evaluating the effect of SFAS 151 on our financial statements and related disclosures, but currently do no expect the effect on inventories and cost of sales to be significant.

2.     Acquisition of The Falk Corporation

        On May 16, 2005, the Company acquired The Falk Corporation ("Falk") from Hamilton Sundstrand, a division of United Technologies Corporation ("UTC"), for $301.3 million ($306.2 purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. The acquisition of Falk was funded by a $312 million term loan obtained through an amendment to our existing credit agreement dated May 16, 2005. See Note 8 for more information on this amendment. Falk, which is also headquartered in Milwaukee, is a manufacturer of gears and couplings with historical annual revenues of approximately $200 million.

        The Falk acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values. The estimated fair values included in the purchase price allocation are preliminary and based upon currently available information. We are still in the process of finalizing third-party appraisals of the acquired property, plant and equipment and certain identifiable intangible assets. In addition, we are in the process of strategically assessing our combined business which may give rise to additional purchase liabilities. Accordingly, final adjustments to the purchase price allocation may be required. We expect to finalize the purchase price allocation within one year from the date of the Falk acquisition.

        The preliminary purchase price allocation resulted in the recording of $106.2 million of goodwill and $34.9 million of other intangible assets. During the third quarter of fiscal 2006, goodwill increased by $0.5 million due to certain revisions to our preliminary fair value estimates of the acquired Falk assets and liabilities. Other intangible assets are comprised of trademarks, patents, customer relationships and software. Patents, customer relationships and software are being amortized over their weighted average useful lives (6 to 20 years for patents, 10 years for customer relationships and 2 years for software). The trademarks and goodwill, which are considered to have an indefinite life, are not being amortized but will be tested annually for impairment.

        The following table sets forth the unaudited pro forma financial information for the Company as if the acquisition of Falk and related issuance of debt had occurred as of the beginning of each respective period (in millions):

	Nine Months Ended
	January 2, 2005	January 1, 2006
Net sales	$746.8	$802.9
Net income	$9.4	$12.8

3.     Restructuring and Other Similar Costs

        Restructuring and other similar are summarized as follows (in millions):

	Nine Months Ended
	January 2, 2005	January 1, 2006
Consolidation and integration costs	$—	$9.0
Non-cash fixed asset impairments	—	5.7
Severance, recruiting and relocation costs	3.0	5.6

Total restructuring and other similar costs	$3.0	$20.3

        Consolidation and integration costs in fiscal 2006 consist primarily of (i) the closure of our Coupling plant in Warren, Pennsylvania, (ii) the closure of our Flattop plant in Puerto Rico, and (iii) Falk integration costs, including the continuation of certain Falk plant consolidation efforts that had been initiated prior to our acquisition of Falk. Non-cash fixed asset impairments relate to the closure of our FlatTop plant in Puerto Rico and a decision to outsource certain portions of our Industrial Chain manufacturing operations. Severance, recruiting and relocation costs for all periods presented relate to certain headcount reduction and management realignment initiatives.

4.     Income Taxes

        The provision for income taxes for the nine month periods ended January 2, 2005 and January 1, 2006 is based on an estimated effective income tax rate for the respective full fiscal years. The estimated annual effective income tax rate is determined excluding the effect of significant unusual items or items that are reported net of their related tax effects. The tax effect of significant unusual items is reflected in the period in which they occur.

5.     Comprehensive Income

        Comprehensive income consists of the following (in millions):

	Nine Months Ended
	January 2, 2005	January 1, 2006
Net income	$10.5	$13.2
Other comprehensive income (loss)-
Foreign currency translation adjustments	6.8	(3.8)

Comprehensive income	$17.3	$9.4

6.     Inventories

        The major classes of inventories are summarized as follows (in millions):

	March 31, 2005	January 1, 2006
Finished goods	$83.5	$106.6
Work in process	20.4	40.7
Raw materials	25.0	36.3

Inventories at FIFO cost	128.9	183.6
Adjustment to state inventories at LIFO cost	(1.2)	1.0

	$127.7	$184.6

7.     Other Current Liabilities

        Other current liabilities are summarized as follows (in millions):

	March 31, 2005	January 1, 2006
Taxes, other than income taxes	$1.7	$4.6
Interest payable	9.9	7.6
Sales rebates	5.3	4.9
Severance obligations	2.4	1.8
Customer advances	0.3	5.0
Product warranty	0.9	2.4
Other	10.4	12.9

	$30.9	$39.2

8.     Long-Term Debt

        Long-term debt is summarized as follows (in millions):

	March 31, 2005	January 1, 2006
Term loans	$275.0	$543.0
Senior subordinated notes (due December 15, 2012)	225.0	225.0
Other debt	6.7	5.4

Total	506.7	773.4
Less current portion	3.3	2.6

Long-term debt	$503.4	$770.8

        On May 16, 2005, the Company amended its existing credit agreement and obtained an additional $312 million term loan to fund the acquisition of Falk. Under the amended Credit Agreement (the "Credit Agreement"), all of the term loans (which consist of the $312 million term loan and the pre-existing term loans) bear interest, at the Company's option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate, or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). At January 1, 2006, $1 million of term loans bear interest at 7.75%, $242 million bear interest at 6.07% and $300 million bear interest at 6.21%. The Company has prepaid $44 million of term loans in the first nine months of fiscal 2006 and has fulfilled all mandatory principal repayments through fiscal 2012. The Credit Agreement also contains certain financial covenants, including (i) a minimum consolidated interest coverage ratio of 2.25 to 1.00 through March 31, 2006; (ii) a maximum consolidated leverage ratio of 5.50 to 1.00 through September 30, 2006, and (iii) a maximum annual capital expenditures limit of $50 million.

        The Credit Agreement also provides the Company with a $75 million revolving credit facility. No borrowings were outstanding under this revolving credit facility at January 1, 2006, although $12 million of the facility is considered utilized in connection with outstanding letters of credit.

9.     Product Warranty

        The Company offers warranties on the sales of certain of its products and records an accrual for estimated future claims. Such accruals are based upon historical experience and management's estimate of the level of future claims. The following table presents the Company's product warranty liability activity (in millions):

	Nine Months Ended
	January 2, 2005	January 1, 2006
Balance at beginning of period	$1.1	$0.9
Acquisition of Falk	—	1.6
Charged to operations	0.9	1.0
Claims settled	(0.7)	(1.1)

Balance at end of period	$1.3	$2.4

10.   Retirement Benefits

        The components of net periodic benefit cost are as follows (in millions):

	Nine Months Ended
	January 2, 2005	January 1, 2006
Pension Benefits:
Service cost	$2.4	$1.5
Interest cost	9.7	9.9
Expected return on plan assets	(8.1)	(9.0)
Amortization:
Prior service cost	0.2	0.1

Net periodic benefit cost	$4.2	$2.5

Other Postretirement Benefits:
Service cost	$0.6	$0.3
Interest cost	2.1	2.1
Amortization:
Prior service cost	(0.3)	(0.2)
Actuarial losses	—	0.6

Net periodic benefit cost	$2.4	$2.8

        Through the first nine months of fiscal 2006, the Company made contributions of $10.8 million to its U.S. qualified pension defined benefit plan trusts. In the first nine months of fiscal 2005, the Company contributed $8.7 million to those same plans.

11.   Related Party Transactions

        The Company paid a total of $5.2 million in May 2005 to The Carlyle Group and an entity controlled by the chairman of the Company's Board of Directors for investment banking and other transaction related services as part of the Falk acquisition. These payments have been accounted for as transaction-related expenses and included in the total cost of the Falk acquisition as discussed in Note 2.

        During the nine months ended January 1, 2006, the Company expensed approximately $1.4 million of consulting services provided by an entity that is controlled by certain minority shareholders of the Company.

12.   Guarantor Subsidiaries

        The following schedules present condensed consolidating financial information at March 31, 2005 and January 1, 2006 and for the nine month periods ended January 2, 2005 and January 1, 2006 for: (a) RBS Global, Inc., which is also referred to as the "Parent"; (b) Rexnord, which is also referred to as the "Issuer"; (c) on a combined basis, the domestic subsidiaries of the Company, all of which are wholly owned by the Parent (collectively, the "Guarantor Subsidiaries"); and (d) on a combined basis, the foreign subsidiaries of the Company (collectively, the "Non-Guarantor Subsidiaries"). Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees of the senior subordinated notes are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures regarding the Guarantor Subsidiaries are not material to investors. The Guarantor Subsidiaries guarantee the senior subordinated notes issued in connection with the acquisition of the Company.

Condensed Consolidating Balance Sheet
March 31, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current assets:
Cash	$—	$—	$15.9	$10.4	$—	$26.3
Receivables, net	—	—	65.0	62.7	—	127.7
Inventories	—	—	81.6	46.1	—	127.7
Other current assets	—	—	11.3	6.8	—	18.1

Total current assets	—	—	173.8	126.0	—	299.8
Receivable from (payable to) affiliates	—	81.7	34.3	(116.0)	—	—
Property, plant and equipment, net	—	—	194.8	69.1	—	263.9
Intangible assets, net	—	—	103.5	7.8	—	111.3
Goodwill	—	6.1	394.8	174.2	—	575.1
Investment in:
Guarantor subsidiaries	425.7	940.9	—	—	(1,366.6)	—
Non-guarantor subsidiaries	—	—	115.0	—	(115.0)	—
Other assets	—	18.8	7.6	0.9	—	27.3

Total assets	$425.7	$1,047.5	$1,023.8	$262.0	$(1,481.6)	$1,277.4

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$—	$—	$(0.1)	$3.4	$—	$3.3
Trade payables	—	—	43.8	34.5	—	78.3
Income taxes payable	(0.7)	(13.5)	14.3	3.6	—	3.7
Deferred income taxes	—	—	9.8	3.0	—	12.8
Compensation and benefits	—	—	21.9	10.7	—	32.6
Current portion of pension obligations	—	—	11.0	2.6	—	13.6
Current portion of postretirement obligations	—	—	5.7	—	—	5.7
Other current liabilities	—	9.7	15.1	6.1	—	30.9

Total current liabilities	(0.7)	(3.8)	121.5	63.9	—	180.9
Long-term debt	—	500.0	0.9	2.5	—	503.4
Notes payable to (receivable from) affiliates, net	1.7	125.0	(165.5)	38.8	—	—
Pension obligations	—	—	38.8	37.0	—	75.8
Postretirement benefit obligations	—	—	32.1	2.1	—	34.2
Deferred income taxes	—	0.6	47.1	2.5	—	50.2
Other liabilities	—	—	8.0	0.2	—	8.2

Total liabilities	1.0	621.8	82.9	147.0	—	852.7
Stockholders' equity	424.7	425.7	940.9	115.0	(1,481.6)	424.7

Total liabilities and stockholders' equity	$425.7	$1,047.5	$1,023.8	$262.0	$(1,481.6)	$1,277.4

Condensed Consolidating Balance Sheet (Unaudited)
January 1, 2006
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current assets:
Cash	$—	$—	$1.4	$7.3	$—	$8.7
Receivables, net	—	—	99.1	55.2	—	154.3
Inventories	—	—	134.8	49.8	—	184.6
Other current assets	0.5	—	10.1	12.7	—	23.3

Total current assets	0.5	—	245.4	125.0	—	370.9
Receivable from (payable to) affiliates	—	86.3	28.8	(115.1)	—	—
Property, plant and equipment, net	—	—	278.0	69.3	—	347.3
Intangible assets, net	—	—	126.3	8.4	—	134.7
Goodwill	—	6.1	501.0	174.2	—	681.3
Investment in:
Guarantor subsidiaries	436.3	1,030.2	—	—	(1,466.5)	—
Non-guarantor subsidiaries	—	—	128.9	—	(128.9)	—
Other assets	—	22.7	9.7	2.4	—	34.8

Total assets	$436.8	$1,145.3	$1,318.1	$264.2	$(1,595.4)	$1,569.0

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$—	$—	$0.1	$2.5	$—	$2.6
Trade payables	—	—	61.3	28.5	—	89.8
Income taxes payable	(0.7)	(13.7)	13.4	5.0	—	4.0
Deferred income taxes	(0.1)	—	9.3	2.0	—	11.2
Compensation and benefits	—	—	25.8	12.8	—	38.6
Current portion of pension obligations	—	—	19.0	0.1	—	19.1
Current portion of postretirement obligations	—	—	5.7	—	—	5.7
Other current liabilities	—	7.3	23.0	8.9	—	39.2

Total current liabilities	(0.8)	—	157.6	59.8	—	210.2
Long-term debt	—	768.0	0.7	2.1	—	770.8
Notes payable to (receivable from) affiliates, net	2.0	(51.6)	19.1	30.5	—	—
Pension obligations	—	—	19.6	39.3	—	58.9
Postretirement benefit obligations	—	—	30.6	2.0	—	32.6
Deferred income taxes	—	(1.1)	52.1	1.5	—	52.5
Other liabilities	—	0.1	8.2	0.1	—	8.4

Total liabilities	1.2	709.0	287.9	135.3	—	1,133.4
Stockholders' equity	435.6	436.3	1,030.2	128.9	(1,595.4)	435.6

Total liabilities and stockholders' equity	$436.8	$1,145.3	$1,318.1	$264.2	$(1,595.4)	$1,569.0

Condensed Consolidating Statement of Income (Unaudited)
Nine Months Ended
January 2, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$413.9	$210.2	$(36.3)	$587.8
Cost of sales	—	—	288.8	157.3	(36.3)	409.8

Gross profit	—	—	125.1	52.9	—	178.0
Selling, general and administrative expenses	—	0.1	72.6	40.2	—	112.9
Restructuring and other similar costs	—	—	2.2	0.8	—	3.0
Amortization of intangible assets	—	—	10.2	0.2	—	10.4

Income from operations	—	(0.1)	40.1	11.7	—	51.7
Non-operating income (expense):
Interest expense:
To third parties	—	(31.5)	—	(1.0)	—	(32.5)
To affiliates	—	5.4	2.0	(7.4)	—	—
Other, net	(1.5)	—	(0.6)	0.6	—	(1.5)

Income (loss) before income taxes	(1.5)	(26.2)	41.5	3.9	—	17.7
Provision (benefit) for income taxes	(0.6)	(10.7)	16.9	1.6	—	7.2

Income (loss) before equity in earnings of subsidiaries	(0.9)	(15.5)	24.6	2.3	—	10.5
Equity in earnings of subsidiaries	11.4	26.9	2.3	—	(40.6)	—

Net income	$10.5	$11.4	$26.9	$2.3	$(40.6)	$10.5

Condensed Consolidating Statement of Income (Unaudited)
Nine Months Ended
January 1, 2006
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$588.1	$229.4	$(39.8)	$777.7
Cost of sales	—	—	407.2	170.2	(39.8)	537.6

Gross profit	—	—	180.9	59.2	—	240.1
Selling, general and administrative expenses	0.3	0.1	93.4	42.8	—	136.6
Restructuring and other similar costs	—	—	15.9	4.4	—	20.3
Amortization of intangible assets	—	—	11.5	0.1	—	11.6

Income from operations	(0.3)	(0.1)	60.1	11.9	—	71.6
Non-operating income (expense):
Interest expense:
To third parties	—	(44.2)	0.1	(1.1)	—	(45.2)
To affiliates	—	4.8	1.7	(6.5)	—	—
Other, net	(1.5)	(1.1)	1.5	(2.7)	—	(3.8)

Income (loss) before income taxes	(1.8)	(40.6)	63.4	1.6	—	22.6
Provision (benefit) for income taxes	(0.6)	(12.1)	15.7	6.4	—	9.4

Income (loss) before equity in earnings of subsidiaries	(1.2)	(28.5)	47.7	(4.8)	—	13.2
Equity in earnings of subsidiaries	14.4	42.9	(4.8)	—	(52.5)	—

Net income (loss)	$13.2	$14.4	$42.9	$(4.8)	$(52.5)	$13.2

Condensed Consolidating Statement of Cash Flows (Unaudited)
Nine Months Ended
January 2, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$10.5	$11.4	$26.9	$2.3	$(40.6)	$10.5
Noncash adjustments	(11.4)	(24.4)	24.1	7.0	40.6	35.9
Changes in operating assets and liabilities	(1.1)	27.0	(40.2)	(9.5)	—	(23.8)

Cash provided by (used for) operating activities	(2.0)	14.0	10.8	(0.2)	—	22.6
Investing activities
Expenditures for property, plant and equipment	—	—	(15.8)	(4.3)	—	(20.1)
Proceeds from dispositions of property, plant and equipment	—	—	—	1.0	—	1.0

Cash used for investing activities	—	—	(15.8)	(3.3)	—	(19.1)
Financing activities
Net borrowings of long-term debt	—	(14.0)	(0.1)	(0.7)	—	(14.8)
Stock options exercised	2.0	—	—	—	—	2.0

Cash provided by (used for) financing activities	2.0	(14.0)	(0.1)	(0.7)	—	(12.8)
Effect of exchange rate changes on cash	—	—	—	1.0	—	1.0

Decrease in cash	—	—	(5.1)	(3.2)	—	(8.3)
Cash at beginning of period	—	—	9.1	12.7	—	21.8

Cash at end of period	$—	$—	$4.0	$9.5	$—	$13.5

Condensed Consolidating Statement of Cash Flows (Unaudited)
Nine Months Ended
January 1, 2006
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income (loss)	$13.2	$14.4	$42.9	$(4.8)	$(52.5)	$13.2
Noncash adjustments	(14.1)	(40.2)	46.8	7.6	52.5	52.6
Changes in operating assets and liabilities, including intercompany activity	(0.3)	66.7	(88.4)	0.7	—	(21.3)

Cash provided by (used for) operating activities	(1.2)	40.9	1.3	3.5	—	44.5
Investing activities
Expenditures for property, plant and equipment	—	—	(16.8)	(5.5)	—	(22.3)
Proceeds from dispositions of fixed assets	—	—	1.0	—	—	1.0
Acquisition of Falk, net of cash acquired	—	(301.3)	—	—	—	(301.3)

Cash used for investing activities	—	(301.3)	(15.8)	(5.5)	—	(322.6)
Financing activities
Proceeds from issuance of long-term debt	—	312.0	—	—	—	312.0
Net payments on long-term debt	—	(44.0)	—	(1.1)	—	(45.1)
Payment of financing fees	—	(7.6)	—	—	—	(7.6)
Proceeds from issuance of common stock	1.2	—	—	—	—	1.2

Cash provided by (used for) financing activities	1.2	260.4	—	(1.1)	—	260.5
Effect of exchange rate changes on cash	—	—	—	—	—	—

Decrease in cash	—	—	(14.5)	(3.1)	—	(17.6)
Cash at beginning of period	—	—	15.9	10.4	—	26.3

Cash at end of period	$—	$—	$1.4	$7.3	$—	$8.7

Report of Independent Auditors

To the Shareowners of The Falk Corporation:

        In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of changes in UTC investment and of cash flows present fairly, in all material respects, the financial position of The Falk Corporation (including its affiliates as described in Note 1, collectively referred to as the "Company") at December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As discussed in Notes 1 and 2, the Company restated its December 31, 2004 financial statements.

Hartford, Connecticut
May 9, 2005 (except for Note 17 which is as of May 16, 2005 and
Note 2 and the "Product Liability Claim" section of Note 15 which is as of March 29, 2006)

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Combined Balance Sheet
December 31, 2004
(Restated)

(Dollar amounts in thousands)	December 31, 2004 (Restated)
Assets
Cash	$4,188
Accounts receivable net of allowances of $616 (Note 2)	38,367
Inventories, net (Note 6)	33,764
Prepaid expenses	544
Deferred income taxes (Note 11)	5,526

Total current assets	82,389

Investments (Note 7)	2,722
Receivables due after one year	268
Fixed assets, net (Note 8)	74,433
Goodwill (Note 2)	120,716
Prepaid pension and other	88,177

Total assets	$368,705

Liabilities and UTC investment
Affiliate notes and payables (Note 3)	$137,154
Accounts payable	15,490
Accrued liabilities (Note 9)	12,400
Taxes currently payable	6,986

Total current liabilities	172,030

Deferred income taxes (Note 11)	40,504
Other long-term liabilities (Note 10)	15,946

Total liabilities	228,480

Commitments and contingent liabilities (Note 15)
UTC investment	140,225

Total liabilities and UTC investment	$368,705

See accompanying notes to combined financial statements.

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Combined Statement of Operations
Year Ended December 31, 2004
(Restated)

(Dollar amounts in thousands)	Year Ended December 31, 2004 (Restated)
Net sales	$203,060
Cost of goods sold	165,934

Gross profit	37,126
Engineering, research and development	3,480
Selling	20,407
General and administrative	6,874
Allocated UTC costs (Note 3)	3,507

Operating profit	2,858
Other (expense) income
Affiliate interest expense (Note 3)	(4,106)
Other income, net (Note 13)	349

Loss before income taxes	(899)
Income tax benefit	(202)

Net loss	$(697)

See accompanying notes to combined financial statements.

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Combined Statement of Changes in UTC Investment
Year Ended December 31, 2004
(Restated)

(Dollar amounts in thousands)	UTC Investment	Accumulated Other Non-shareowner Changes in Equity	Total	Non- shareowner Changes in Equity for the Period
Balance at December 31, 2003	$139,161	$(3,262)	$135,899	$—
Net loss	(697)	—	(697)	(697)
Foreign currency translation adjustment	—	753	753	753
UTC investment activity, including tax benefit from stock option exercise of $0	4,270	—	4,270	—

Balance at December 31, 2004 (Restated)	$142,734	$(2,509)	$140,225	$56

See accompanying notes to combined financial statements.

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Combined Statement of Cash Flows
Year Ended December 31, 2004
(Restated)

(Dollar amounts in thousands)	Year Ended December 31, 2004 (Restated)
Cash flows from operating activities
Net loss	$(697)
Adjustments to reconcile net income to net cash flow from operating activities
Depreciation	10,981
Loss on fixed asset sales	74
Equity in earnings of investees	(67)
Deferred income tax	(1,770)
Affiliate interest expense	4,106
Stock compensation expense	567
Change in operating assets and liabilities
Accounts receivable	(8,499)
Inventories	(7,071)
Prepaid expenses	(110)
Accounts payable	4,942
Accrued liabilities	5,371
Other, net	652

Net cash flows provided by operating activities	8,479

Cash flows from investing activities
Purchase of fixed assets	(8,250)

Net cash flows used for investing activities	(8,250)

Cash flows from financing activities
Affiliate activity	(2,710)
UTC investment activity	3,703

Net cash flows provided by financing activities	993

Effect of foreign exchange rate changes	753

Net increase in cash and cash equivalents	1,975
Cash and cash equivalents
Beginning of year	2,213

End of year	$4,188

See accompanying notes to combined financial statements.

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Notes to Combined Financial Statements
December 31, 2004

1.     Basis of Presentation

        The Falk Corporation and its affiliates are wholly owned businesses of United Technologies Corporation ("UTC"). The accompanying combined financial statements were prepared to show the historical operating results of the entities comprising UTC's Falk Business, which includes The Falk Corporation and certain affiliates which are subsidiaries of other UTC operating units (collectively referred to as "The Falk Corporation", "Falk" or the "Company"). Historically, separate financial statements were not prepared for Falk.

        The combined financial statements have been prepared using UTC's historical basis in the assets and liabilities of Falk. Changes in indebtedness between the Company and UTC including payments made by UTC on behalf of Falk, such as insurance, are reflected as part of the UTC investment in the accompanying combined balance sheet and as financing activities in the combined statement of cash flows.

        The combined financial statements include all revenues, costs, assets and liabilities directly attributable to Falk. The financial statements also include certain direct charges allocated from UTC such as the cost of employee benefit plans and workers' compensation. All of the allocations and estimates in the combined financial statements are based on assumptions that Falk and UTC management believe are reasonable in the circumstances. The Company's financial information included herein is not necessarily indicative of the financial position, results of operations and cash flows of the Company in the future or indicative of the results that would have been reported if the Company had operated as an unaffiliated enterprise.

Restatement of financial statements

        The 2004 Falk financial statements have been restated from amounts previously reported to reflect the adoption of SFAS No. 123(R), "Share Based Payment" ("SFAS No. 123(R)"), as of January 1, 2004, consistent with the early SFAS No. 123(R) adoption of Falk's former parent company, United Technologies Corporation ("UTC"). See Note 2 for more information on this restatement.

2.     Summary of Accounting Principles

Restatement of financial statements

        The Company has determined that UTC's accounting for stock based compensation within the 2004 Falk historical carve-out financial statements included in our previous Form 8-K/A filing with the U.S. Securities and Exchange Commission was incorrect. As UTC early adopted SFAS No. 123(R) using the modified retrospective method in a Form 8-K filing on May 6, 2005 that preceded Rexnord's July 29, 2005 filing of their Form 8-K/A which incorporates the historical Falk carve-out financial statements by reference, the Falk financial statements should reflect the push-down of UTC's SFAS No. 123(R) compensation expense associated with the 2004 operations of their former Falk business. The previously issued Falk financial statements incorporated by reference within Rexnord's July 29, 2005 Form 8-K/A filing reflect the accounting for stock based compensation in accordance with Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and did not reflect UTC's adoption of SFAS No. 123(R). The combined Falk financial statements as of and for the year ended December 31, 2004 presented previously have been restated to reflect the adoption of SFAS No. 123(R). The impact of this restatement is shown in the table below (all dollars in thousands).

	Year ended December 31, 2004 (as previously reported)	Adjustments	Year ended December 31, 2004 (as restated)
Statement of Operations Information:
General and Administrative Expenses	$6,240	$634	$6,874
Operating Profit	3,492	(634)	2,858
Loss before income taxes	(265)	(634)	(899)
Income tax provision (benefit)	52	(254)	(202)
Net loss	(317)	(380)	(697)
Balance Sheet Information:
Accrued liabilities	12,333	67	12,400
Total current liabilities	171,963	67	172,030
Deferred income taxes (long-term)	40,758	(254)	40,504
Total liabilities	228,667	(187)	228,480
UTC investment	$140,038	$187	$140,225

        The restatement had no impact on cash flows from operating activities, investing activities or financing activities for the year ended December 31, 2004.

Business activities

        Falk is a manufacturer of industrial power transmission solutions. The company designs and manufactures standard and custom gear drives, couplings and backstops and provides service and aftermarket support for its customers.

Principles of combination

        The combined financial statements include the accounts and activities of Falk and its subsidiaries and affiliates. All material intercompany transactions between Falk businesses included in the combined financial statements have been eliminated. Sales from Falk to other UTC affiliates are not significant. Transactions between Falk and UTC (and other UTC business units) are herein referred to as "related party" or "affiliate" transactions.

Use of estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition

        Revenue and related cost of sales are recognized upon shipment or delivery of products to the customers based upon passage of title and risk of loss.

Receivables

        Receivables are stated net of allowances for doubtful accounts of $616 at December 31, 2004. On a regular basis, the Company evaluates its receivables and updates its allowance for doubtful accounts based on a combination of specific customer circumstances and historical write-off experience.

Inventories

        Inventories are stated at the lower of cost or estimated realizable value. Domestic inventories, representing approximately 93% of total inventory, are determined on the last-in, first-out (LIFO) cost method at December 31, 2004. The remaining inventories are carried on the first-in, first-out (FIFO) method. Included in inventory costs are direct material, direct labor, and allocations of certain manufacturing overhead costs.

Fixed assets

        Fixed assets are stated at cost less accumulated depreciation. Cost includes capitalized interest of $1,006 at December 31, 2004. Provisions for depreciation of plant and equipment have been made using the straight-line method for financial reporting purposes. Estimated useful lives generally range from 12 to 40 years for buildings and improvements, from 3 to 12 years for machinery and equipment, and from 3 to 10 years for office equipment. Expenditures for tooling are capitalized and are generally depreciated over 7 years. Improvements to leased property are depreciated over the life of the lease.

Environmental activities

        Provisions for environmental remediation activities, including costs relating to closed or sold facilities, are recorded when remedial efforts are probable and related amounts can be reasonably estimated. This generally occurs when a remedial investigation or a feasibility study has been completed and sometimes at an earlier time, based on the specific circumstances and past experience. Provisions include costs for remediation, environmental studies, post-closure monitoring and other incremental costs related to remediation activities. When no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for these costs.

Goodwill

        Goodwill represents the excess purchase price over the net assets acquired related to UTC's 1999 acquisition of Sundstrand Corporation less accumulated amortization, as allocated to Falk under the push-down basis of accounting. The goodwill life is considered indefinite. In accordance with Statement of Financial Accounting Standards ("SFAS") SFAS No. 142, "Goodwill and Other Intangibles" the Sunstrand goodwill is subject to annual impairment testing at the UTC reporting unit level. The goodwill allocated to Falk for purposes of these financial statements has also been subjected to an impairment test as of December 31, 2004 in accordance with SFAS No. 142.

Income taxes

        The Company and its domestic combined affiliates are included in the consolidated U.S. federal income tax return of UTC. It is generally the policy of the Company to determine its income tax liability on a separate return basis. Under an arrangement with UTC, income taxes are charged to members of the U.S. consolidated group based upon amounts they would pay or receive if they filed a separate income tax return. The provision for income taxes has been prepared as if a consolidated U.S. federal income tax return had been filed separately by the Company and its combined affiliates under a similar arrangement. Deferred income taxes are provided on the differences in the book and tax bases of assets and liabilities at the statutory tax rates expected to be in effect when such differences are reversed. A valuation allowance is provided on the tax benefits otherwise associated with certain tax attributes unless it is considered more likely than not that the benefits will be realized. UTC pays domestic taxes on behalf of the Company and reflects the funding through the affiliate notes and payables account.

Cash and cash equivalents

        For purposes of the combined statements of cash flows, the Company considers highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. UTC provides centralized treasury functions and financing for Falk, including substantially all domestic investing and borrowing activities. As part of this practice, surplus cash is remitted to UTC and UTC advances cash, as necessary, to Falk.

Foreign currency translation

        The Company's combined international affiliates use the local currency as the functional currency and translate all assets and liabilities at year end exchange rates, all income and expense accounts at average rates and record adjustments resulting from the translations as a separate component of UTC investment.

        Gains and losses resulting from transactions of the Company and its subsidiaries which are made in currencies different from their own are included in results of operations as they occur. Total currency transaction gains and losses are included in other income, net in the accompanying combined statements of operations.

Stock based compensation

        UTC adopted SFAS No. 123(R), "Share-Based Payment", (SFAS No. 123(R)) as of January 1, 2005 using the modified retrospective method described in the standard. This standard requires the cost of all share-based payments, including stock options, to be measured at fair value on the grant date and recognized in the financial statements. In accordance with the modified retrospective transition method of the standard, the Company's 2004 combined financial statements were restated to reflect the impact of the standard as if it had been adopted on January 1, 1995, the original effective date of SFAS No. 123, "Accounting for Stock-Based Compensation". Also in accordance with the standard, the amounts that are reported in the statement of operations for the restated periods are the grant date fair values previously disclosed in the SFAS No. 123 pro forma footnote disclosure.

        The following table illustrates the effect of the modified retrospective application on the Company's 2004 net loss as if the fair value method described in SFAS No. 123(R) had been applied to all prior years for which SFAS 123 was effective.

In Thousands
Net loss, prior to implementation	$(317)
Add: Stock-based employee compensation expense included in net income, net of related tax effects	—
Less: Total stock-based employee compensation expense under SFAS 123(R) of $634, net of related tax benefit of $254	(380)

Net loss, restated	$(697)

        The stock-based compensation expense includes $67 of cash incentive compensation which has been aggregated with stock-based compensation as part of the restatement.

        The Company has not recognized any windfall tax benefit from the exercise of stock options due to the fact that the Company had a net operating loss and, therefore, would not be able to realize the benefit on a stand-alone basis.

        A summary of the transactions under all long-term incentive plans related to Company employees for the year ended December 31, 2004 follows:

	Stock Options
	Shares	Weighted Average Exercise Price
Outstanding at:
December 31, 2003	47,800	$32.45
Granted	48,100	47.46
Exercised/earned	(200)	47.80
Forfeited or expired	(23,500)	47.50

December 31, 2004	72,200	$37.51

        The weighted-average grant date fair value of options granted during 2004 was $15.54.

        The following table summarizes information about stock options outstanding that are expected to vest and stock options outstanding that are exercisable at December 31, 2004:

Options Outstanding Expected to Vest		Options Outstanding That Are Exercisable
Shares	Average Price*	Shares	Average Price*
15,400	$47.80	56,800	$34.72

*
weighted-average exercise price

**
weighted-average contractual remaining term in years

        The fair value of each option award is estimated on the date of grant using a Black-Scholes valuation model. The following table indicates the weighted-average assumptions used in estimating fair value for the year ended December 31, 2004:

2004
Expected volatility	38%
Expected term (in years)	5
Expected dividends	1.5%
Risk-free rate	3.1%

        Expected volatility is based on the historical volatility of UTC stock over a period commensurate with the expected term of the options granted. The expected term represents an estimate of the period of time options are expected to remain outstanding. The annual risk-free rate is based on the term structure of interest rates at the time of option grant.

3.     Related Party Transactions

Intercompany activities

        As discussed below and in Note 12, Falk employees participate in certain UTC employee benefit programs which are sponsored and administered by UTC. In addition, UTC provides certain risk management services such as workers' compensation on behalf of Falk. All direct costs relating to these services and participation in these plans are charged to the Company and indirect costs are allocated using allocation methods UTC and Falk management believes are reasonable.

        UTC also provides centralized treasury functions and financing, including substantially all domestic investing and borrowing activities, on behalf of the Company. As part of this practice, surplus cash is remitted to UTC and UTC advances cash, as necessary, to the Company. No interest is charged or paid on the net UTC investment amount. Interest is charged or credited on notes receivable and notes payable due from or due to affiliates. Interest expense of $4,106 represents charges from UTC affiliates in 2004. The interest expense is a non-cash transaction.

Employee benefit administration

        The Company's employees participate in tax-qualified defined benefit pension plans, defined contribution savings plans and various welfare benefit plans sponsored and administered by UTC. UTC has historically charged back to the Company its pro rata share of administration and funding expenses incurred by UTC in the operation of these plans for the benefit of Falk employees. The Company is responsible for the cost of funding pension and savings plan benefits accrued by its employees.

4.     Restructuring and related costs

        The Company committed to a restructuring program in response to industry conditions and to reduce the fixed cost base of the business. The objectives of the restructuring program are to improve the profitability of the Company's core businesses by consolidating excess manufacturing capacity, rationalizing certain product lines and outsourcing non-core production. Under this restructuring program, the Company reduced its workforce by approximately 51 employees and is in the process of closing one of its manufacturing plants.

        Restructuring and other similar costs are summarized as follows:

(Dollar amounts in thousands)	December 31, 2004
Plant closure, consolidation and related costs
Assets write-offs	$1,962
Facility exit costs	1,303

3,265
Severance and other termination related costs
Severance	2,890
Curtailment	661

3,551
Other restructing and similar costs
Net facility preparation	1,400

1,400

Restructing and other similar costs charged to operations	$8,216

        Provisions for restructuring and other actions are included in cost of goods sold in the statement of operations. Generally, costs relating to severance, termination related costs, facility exit costs and new facility preparation costs are cash charges. Fixed asset provisions are non-cash charges.

        Accrual utilization is summarized as follows:

(Dollar amounts in thousands)	Severance and Related Costs	Facility and Other Costs	Total
Balance at December 31, 2003	$—	$—	$—
2004 Charges	3,551	2,703	6,254
Utilized in 2004	(2,361)	(2,703)	(5,064)

Balance at December 31, 2004	$1,190	$—	$1,190

Severance and related costs

        The Company provided $2,890 for severance in accordance with Statement of Financial Accounting Standards (SFAS) 112, "Employers Accounting for Post-employment Benefits". The Company also provided $661 for SFAS 88 and 106, "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and "Employers Accounting for Post-retirement Benefits Other Than Pension" respectively.

Facility and other exit costs

        Period expense of $2,703 was incurred, primarily consisting of costs for equipment relocations, lease site preparation and transition team costs.

Asset write-downs

        The Company provided $1,962 for asset write-downs based on a listing of specifically identified assets that are held for sale or deemed unsaleable in conjunction with the plant consolidation activities. Assets held for sale are actively being marketed by an agent.

5.     Significant customer

        The Company has a customer in the industrial distribution business that accounted for 18.4% of net sales during the year ended December 31, 2004. Receivables related to this customer at December 31, 2004 were $5,557.

6.     Inventories

(Dollar amounts in thousands)	December 31, 2004
Raw materials	$6,123
Work-in-process	16,225
Finished goods	19,775
LIFO reserve	(6,274)
Other reserves	(2,085)

$33,764

7.     Investments

        The Company's investment balance is $2,722 at December 31, 2004. The Company has a 49% interest in its joint venture investment in Mecanica Falk S.A. de C.V. and such investment is accounted for under the equity method.

8.     Fixed Assets

(Dollar amounts in thousands)	December 31, 2004
Fixed assets, at cost
Land	$1,108
Buildings and improvements	47,123
Machinery, tools and equipment	191,288
Construction-in-progress	4,029

243,548
Less—accumulated depreciation	(169,115)

$74,433

        Depreciation expense for the year ended December 31, 2004 is $10,981.

9.     Accrued Liabilities (Restated)

(Dollar amounts in thousands)	December 31, 2004
Vacation	$3,399
Workers' compensation	1,410
Payroll	721
Restructuring	1,190
Property and sales tax	435
Warranty	1,381
Customer advances	3,212
Other	652

$12,400

10.   Other Long-Term Liabilities

(Dollar amounts in thousands)	December 31, 2004
Pension	$9,352
Post employment benefits	4,610
Environmental	1,984

$15,946

        As described in Note 12, pension and post employment benefit plans are administered by UTC.

11.   Taxes on Income (Restated)

        The benefit for income taxes is comprised of the following:

(Dollar amounts in thousands)	December 31, 2004
Current
United States
Federal	$550
State	(229)
Foreign	1,247

$1,568

Deferred
United States
Federal	$(1,482)
State	(303)
Foreign	15

$(1,770)

Total
United States
Federal	$(932)
State	(532)
Foreign	1,262

$(202)

        Deferred income taxes represent the tax effects of differences in the book and tax reporting bases of assets and liabilities at the statutory tax rates expected to be in effect when such differences reverse. Temporary differences and carryforwards that gave rise to a significant portion of deferred tax assets and liabilities at December 31 include:

(Dollar amounts in thousands)	December 31, 2004
Current
Deferred tax assets
Inventory provisions	$1,069
Provisions for warranty	553
Environmental remediation provisions	468
Insurance and employee benefits	1,985
Restructuring reserve	1,270
Allowance for doubtful accounts	241
Other items (net)	(60)

Net current deferred tax asset	$5,526

Non-current
Deferred tax assets
Environmental remediation provisions	$316
Stock compensation	254
Post retirement benefits	1,824
State net operating losses and credit carryforwards	3,487

Total noncurrent deferred tax asset	5,881
Deferred tax liabilities
Tax depreciation and capital allowance	14,841
FAS 87 and 88	31,171
Other items (net)	373

Total noncurrent deferred tax liability	46,385

Net noncurrent deferred tax liability	$40,504

Net deferred tax liability	$34,978

        During the year Falk generated $972 of foreign tax credits which were utilized by UTC on a consolidated basis. Falk claimed a benefit of $520 of these credits which is the amount that could be used on a stand alone basis. The Company has recorded a valuation allowance against the remaining foreign tax credits.

        Tax credit carryforwards at December 31, 2004 were $678, which expire between 2016 and 2019. Tax loss carryforwards, principally state, at December 31, 2004 were $63,004, which expire between 2006 and 2023. No valuation allowance has been recorded related to state tax loss carryforwards and credits, since management believes it is more likely than not that the tax loss carryforwards and credits will be utilized before expiration.

        The sources of loss before income taxes were:

(Dollar amounts in thousands)	December 31, 2004
United States	$(3,737)
Foreign	2,838

$(899)

        Deferred income taxes generally have not been provided on undistributed earnings of international Falk affiliates at December 31, 2004. The Company's intention is to reinvest these earnings permanently, or to repatriate the earnings only when it is tax effective to do so. It is not practicable to estimate the amount of tax that might be payable upon distribution of the unremitted earnings.

        Differences between the total income tax benefit recorded for financial reporting purposes and the expected tax benefit at the statutory U.S. Federal income tax rate are as follows:

(Dollar amounts in thousands)	December 31, 2004
Pre-tax loss	$(899)

Taxes at statutory U.S. Federal income tax rate	$(315)
State and local income taxes, net of federal federal income tax benefit	(346)
Tax on international activities	656
Extraterritorial income exclusion	(250)
Non-deductible meals	75
Equity in unconsolidated subsidiaries	(5)
Other	(17)

Income tax benefit	$(202)

12.   Employee Benefit Plans

Employee pension benefits

        UTC and its subsidiaries sponsor both funded and unfunded domestic and foreign defined benefit pension plans. The Company participates with other UTC entities in certain UTC sponsored defined benefit pension plans covering substantially all of the Company's U.S. employees. Benefits are generally based on an employee's years of service and compensation near retirement. A cash balance formula was adopted in 2003 for newly hired employees and other employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Expenses for these plans are allocated from UTC to the Company on an actuarial basis utilizing participant and plan design data. Net periodic pension benefit cost for the Company's participation in the UTC U.S. plans, foreign defined benefit plans and other costs for pension plans allocated by UTC and recognized within the Company's combined statement of operations approximated $2,369 for the year ended December 31, 2004. For purposes of the combined financial statements, the Company accounts for its participation in UTC pension plans as if its employees participated in multi-employer plans.

Employee healthcare and insurance benefits

        UTC and its subsidiaries also sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans. UTC's postretirement benefit plans are primarily unfunded. Expenses for UTC's postretirement benefit plans are allocated from UTC to the Company on an actuarial basis utilizing participant and plan design data. Net periodic postretirement benefit cost allocated by UTC and recognized within the Company's combined statement of operations approximated $3,266 for the year ended December 31, 2004. For purposes of the combined financial statements, the Company accounts for its participation in UTC postretirement benefit plans as if its employees participated in multi-employer plans.

Employee incentive plans

        The Company participated in UTC's long-term incentive plans which utilize various types of market and performance based incentive awards, which may be granted to officers and employees, including grants of UTC common stock and stock options. The exercise prices of stock options, which are to be set at the time of the grant, will not be less than the fair market value of the shares on the date of grant.

Employee savings plan

        The Company participates in UTC's Employee Stock Ownership Plan. The amounts expensed relative to the Company's participation in that plan, including administrative fees, totaled $1,465 for the year ended December 31, 2004.

13.   Other Income, net

        Other income includes the following:

(Dollar amounts in thousands)	Year Ended December 31, 2004
Interest income	$57
Royalty income	162
Foreign exchange losses	(78)
Equity in earnings of investees	67
Other	141

$349

14.   Fair Value of Financial Instruments

        The carrying amounts at cash, receivables and payables approximated fair value as of December 31, 2004.

15.   Commitments and Contingent Liabilities

Lease commitments

        The Company and its combined affiliates occupy space and use certain equipment under lease arrangements. Rental commitments at December 31, 2004 under long-term noncancelable operating leases are as follows:

(Dollar amounts in thousands)	Land, Buildings and Office Space	Machinery, Tools and Equipment
2005	$248	$431
2006	214	391
2007	70	128
2008 and thereafter	—	5

	$532	$955

        Rent expense totaled $1,552 for the year ended December 31, 2004.

Purchase commitments

        In the normal course of business, the Company enters into commitments for the purchase of certain raw materials and components utilized in its manufacturing process. These agreements are generally for one year or less and management believes the required purchases are not in excess of anticipated needs.

Environmental

        The Company is subject to federal, state, local and foreign laws and regulations relating to environmental matters. These laws provide for control of pollutants released into the air, water and ground and require responsible parties to undertake remediation of hazardous waste disposal sites.

        Although it is not presently possible to estimate the exact timing and ultimate amount of future expenditures for environmental remediation, the Company has recorded environmental liabilities of $1,984 as of December 31, 2004.

        Management believes that the ultimate resolution of these environmental matters should not have a material adverse effect on the combined financial position of the Company. However, it is possible that the Company's results of operations and cash flows in certain future periods could be materially affected.

Warranty

        The Company provides its customers with product quality assurances considered by management to be standard in the industry. The Company accrues for these costs when such obligations are probable and the amounts can be reasonably estimated. The change in accruals for warranties for the year ended December 31, 2004 is as follows:

(Dollar amounts in thousands)	December 31, 2004
Balance as of January 1	$1,349
Settlements made	(222)
Adjustments to provision	254

Balance as of December 31	$1,381

Product Liability Claim (Restated)

        The Company is one of several defendants in a wrongful death claim filed in January 2004, involving an elevator bucket loader. The drive and backstop were allegedly manufactured by the Company. The claim amount is for $9 million. The claim has been set for trial on October 30, 2006. Management has not yet determined the effect that the resolution of this matter will have on the financial position, results of operations or cash flows of the Company. The financial statements include a reserve of $250 for this matter.

Other

        The Company also has other commitments and contingent liabilities related to legal proceedings and other matters arising out of the normal course of business. Management believes that resolution of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

16.   Segment Financial Data

        The Company designs and manufactures standard and custom gear drives, couplings and backstops and provides service and aftermarket support for its customers. The Company operates in a single business segment—power transmission components. Net sales to third parties and long-lived assets by geographic region are as follows:

	As of And For the Year Ended December 31, 2004
(Dollar amounts in thousands)	Net Sales	Long-Lived Assets
North America	$188,292	$68,286
All other	14,768	6,147

Total	$203,060	$74,433

        Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets.

Sales

        Sales by operating segment or by geographic area include intersegment sales as well as sales and transfers between geographic areas, which are generally made at prices approximating those that the selling entity is able to obtain on external sales.

        Sales from United States operations include export sales as follows:

(Dollar amounts in thousands)	December 31, 2004
Europe	$1,700
Asia Pacific	11,595
Latin America	12,877
Other	7,664

$33,836

Eliminations

        Eliminations made in reconciling geographic area data with the related combined amounts include sales and transfers between geographic areas, unrealized profits in inventory and similar items.

Long-lived assets

        Long-lived assets include net fixed assets which can be attributed to the specific geographic regions.

17.   Subsequent Events

Sale of the Company–

        On May 16, 2005, UTC sold the Company to Rexnord Corporation for approximately $295,000, subject to certain adjustments. The financial statements do not give effect to this transaction.

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Condensed Combined Balance Sheet
(Unaudited)
(Restated)

(Dollar amounts in thousands)	March 31, 2005 (Restated)
Assets
Cash	$7,008
Accounts receivables, net of allowances	40,910
Inventories	35,249
Prepaid expenses	667
Deferred income taxes	5,306

Total current assets	89,140
Investments	2,954
Receivables due after one year	115
Fixed assets, net	74,758
Goodwill	120,716
Prepaid pension and other	88,171

Total assets	$375,854

Liabilities and UTC investment
Affiliate notes and payables	$140,761
Accounts payable	15,245
Accrued liabilities	12,447
Taxes currently payable	8,915

Total current liabilities	177,368
Deferred income taxes	39,842
Other long-term liabilities	17,041

Total liabilities	234,251
UTC investment	141,603

Total liabilities and UTC investment	$375,854

See notes to the condensed combined financial statements.

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Condensed Combined Statements of Operations
(Unaudited)
(Restated)

	Quarter Ended
(Dollar amounts in thousands)	March 31, 2004 (Restated)	March 31, 2005 (Restated)
Net sales	$44,035	$54,974
Cost of goods sold	39,765	44,548

Gross profit	4,270	10,426
Engineering, research and development	927	974
Selling	5,253	5,662
General and administrative	1,581	1,582
Allocated UTC costs	877	1,094

Operating profit (loss)	(4,368)	1,114
Other income (expense)
Affiliate interest expense	(1,021)	(1,012)
Other income, net	67	416

Income (loss) before income taxes	(5,322)	518
Income tax provision (benefit)	(1,937)	222

Net income (loss)	$(3,385)	$296

See notes to the condensed combined financial statements.

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Condensed Combined Statements of Cash Flows
(Unaudited)
(Restated)

	Quarter Ended
(Dollar amounts in thousands)	March 31, 2004 (Restated)	March 31, 2005 (Restated)
Cash flows from operating activities
Net income (loss)	$(3,385)	$296
Adjustments to reconcile net loss to net cash flow from operating activities:
Depreciation	2,852	2,642
Loss (gain) on fixed asset sales	(1)	1
Equity in earnings of investees	(31)	(206)
Deferred income taxes	(2,065)	(452)
Affiliate interest expense	1,021	1,012
Stock compensation expense (income)	147	(122)
Changes in operating assets and liabilities:
Accounts receivable	(1,112)	(2,390)
Inventories	(3,511)	(1,484)
Prepaid expenses	(64)	(123)
Accounts payable	2,945	(245)
Accrued liabilities	2,818	1,477
Other, net	4,254	1,522

Net cash flows provided by operating activities	3,868	1,928
Cash flows from investing activities
Purchases of fixed assets	(827)	(2,918)

Net cash flows used for investing activities	(827)	(2,918)
Cash flows from financing activities
Affiliate activity	(1,519)	2,595
UTC investment activity	906	841

Net cash flows provided by financing activities	(613)	3,436
Effect of foreign exchange changes	527	374

Net increase in cash and cash equivalents	2,955	2,820
Cash and cash equivalents at beginning of period	2,213	4,188

Cash and cash equivalents at end of period	$5,168	$7,008

See notes to the condensed combined financial statements.

The Falk Corporation
(A wholly owned subsidiary of United Technologies Corporation)
Notes to Condensed Combined Financial Statements
(Unaudited)

1.     Basis of Presentation and Significant Accounting Policies

        The Falk Corporation and its affiliates are wholly owned businesses of United Technologies Corporation ("UTC"). The accompanying unaudited condensed combined financial statements were prepared to show the historical operating results of the entities comprising UTC's Falk Business, which includes The Falk Corporation and certain affiliates which are subsidiaries of other UTC operating units (collectively referred to as "The Falk Corporation", "Falk" or the "Company").

        The unaudited condensed combined financial statements of Falk included herein have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the condensed combined financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results of operations for the interim periods. It is suggested that these condensed combined financial statements be read in conjunction with the audited combined financial statements of the Company including the notes thereto for the year ended December 31, 2004 included elsewhere in this filing. The Company's financial information included herein is not necessarily indicative of the financial position, results of operations and cash flows of the Company in the future or indicative of the results that would have been reported if the Company had operated as an unaffiliated enterprise.

Business activities

        Falk is a manufacturer of industrial power transmission solutions. The Company designs and manufactures standard and custom gear drives, couplings and backstops and provides service and aftermarket support for its customers.

Restatement of financial statements

        The Falk financial statements for the quarters ended March 31, 2004 and 2005 have been restated from amounts previously reported to reflect the adoption of SFAS No. 123(R), "Share Based Payment", ("SFAS No. 123(R)") as of January 1, 2004, consistent with the early SFAS No. 123(R) adoption of Falk's former parent company, United Technologies Corporation ("UTC"). See Note 2 for more information on this restatement.

2.     Restatement of financial statements

        The Company has determined that UTC's accounting for stock based compensation within the Falk historical carve-out financial statements for the quarters ended March 31, 2004 and 2005 included in our previous Form 8-K/A filing with the U.S. Securities and Exchange Commission was incorrect. As UTC early adopted SFAS No. 123(R) using the modified retrospective method in a Form 8-K filing on May 6, 2005 that preceded Rexnord's July 29, 2005 filing of their Form 8-K/A which incorporates the historical Falk carve-out financial statements by reference, the Falk financial statements should reflect the push-down of UTC's SFAS No. 123(R) compensation expense associated with the operations of their former Falk business. The previously issued Falk financial statements incorporated by reference within Rexnord's July 29, 2005 Form 8-K/A filing reflect the accounting for stock based compensation in accordance with Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and did not reflect UTC's adoption of SFAS No. 123(R). The combined Falk financial statements for the quarters ended March 31, 2004 and 2005 presented previously have been restated to reflect the adoption of SFAS No. 123(R). The impact of this restatement is shown in the table below (all dollars in thousands).

	As previously reported	Adjustments	As restated
Statement of Operations Information—Quarter ended March 31, 2004:
General and Administrative Expenses	$1,434	$147	$1,581
Operating Loss	(4,221)	(147)	(4,368)
Loss before income taxes	(5,175)	(147)	(5,322)
Income tax benefit	(1,878)	(59)	(1,937)
Net loss	(3,297)	(88)	(3,385)
Statement of Operations Information—Quarter ended March 31, 2005:
General and Administrative Expenses	$1,704	$(122)	$1,582
Operating Profit	992	122	1,114
Income before income taxes	396	122	518
Income tax provision	173	49	222
Net income	223	73	296
Balance Sheet Information—March 31, 2005:
Accrued liabilities	12,380	67	12,447
Total current liabilities	177,301	67	177,368
Deferred income taxes (long-term)	40,037	(195)	39,842
Total liabilities	234,379	(128)	234,251
UTC investment	$141,475	$128	$141,603

        The restatement had no impact on cash flows from operating activities, investing activities or financing activities for the quarters ended March 31, 2004 and 2005.

        The adoption of SFAS No. 123(R) resulted in $122 of compensation income during the quarter ended March 31, 2005 due to forfeitures resulting from the pending sale of the Company as discussed in Note 12.

3.     Related Party Transactions

        UTC provides centralized treasury functions and financing, including substantially all domestic investing and borrowing activities, on behalf of the Company. As part of this practice, surplus cash is remitted to UTC and UTC advances cash, as necessary, to the Company. No interest is charged or paid on the net UTC investment amount. Interest is charged or credited on notes receivable and notes payable due from or due to affiliates. Interest expense of $1,021 and $1,012 represent charges from UTC affiliates during the quarters ended March 31, 2004 and 2005, respectively. The interest expense is a non-cash transaction.

4.     Restructuring and related costs

        Restructuring and other similar costs charged to operations are summarized as follows:

(Dollar amounts in thousands)	Quarter Ended March 31, 2004	Quarter Ended March 31, 2005
Plant closure, consolidation and related costs
Asset write-offs	$1,962	$—
Facility exit costs	73	335

	2,035	335
Severance and other termination related costs
Severance	2,890	—
Curtailment	102	—

	2,992	—
Other restructuring and similar costs
Net facility preparation	87	308

	$5,114	$643

        Provisions for restructuring and other actions are included in cost of goods sold in the statement of operations. Generally, costs relating to severance, termination related costs, facility exit costs and new facility preparation costs are cash charges. Fixed asset provisions are non-cash charges.

5.     Inventories

(Dollar amounts in thousands)	March 31, 2005
Raw materials	$6,237
Work in-process	18,572
Finished goods	20,470
LIFO reserve	(8,646)
Other reserves	(1,384)

$35,249

6.     Accrued Liabilities (Restated)

(Dollar amounts in thousands)	March 31, 2005
Vacation	$3,660
Worker's compensation	1,410
Payroll	1,130
Restructuring	1,050
Property and sales tax	289
Warranty	1,346
Customer advances	2,840
Other	722

$12,447

7.     Other Long-Term Liabilities

(Dollar amounts in thousands)	March 31, 2005
Pension	$10,631
Postemployment benefits	4,528
Environmental	1,882

$17,041

8.     Taxes on Income

        The provision/benefit for income taxes for the fiscal quarters ended March 31, 2004 and 2005 are based on an estimated effective income tax rate for the respective full fiscal years. The estimated annual effective income tax rate is determined excluding the effect of significant unusual items or items that are reported net of their related tax effects. The tax effect of significant unusual items is reflected in the period in which they occur.

9.     Employee Benefit Plans

Employee pension benefits

        UTC and its subsidiaries sponsor both funded and unfunded domestic and foreign defined benefit pension plans. The Company participates with other UTC entities in certain UTC sponsored defined benefit pension plans covering substantially all of the Company's U.S. employees. Net periodic pension benefit cost for the Company's participation in the UTC U.S. plans, foreign defined benefit plans and other costs for pension plans allocated by UTC and recognized within the Company's condensed combined statements of operations approximated $658 and $1,278 for the quarters ended March 31, 2004 and 2005, respectively. For purposes of the condensed combined financial statements, the Company accounts for its participation in UTC pension plans as if its employees participated in multi-employer plans.

Employee healthcare and insurance benefits

        UTC and its subsidiaries also sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Net periodic postretirement benefit cost allocated by UTC and recognized within the Company's condensed combined statements of operations approximated $776 and $804 for the quarters ended March 31, 2004 and 2005, respectively. For purposes of the condensed combined financial statements, the Company accounts for its participation in UTC postretirement benefit plans as if its employees participated in multi-employer plans.

10.   Other Income, net

        Other income includes the following:

(Dollar amounts in thousands)	Quarter Ended March 31, 2004	Quarter Ended March 31, 2005
Interest income	$11	$14
Royalty income	26	70
Foreign exchange gain (loss)	(80)	101
Equity in earnings of investees	31	206
Other	79	25

	$67	$416

11.   Contingent Liabilities

Product Warranty

        The Company provides its customers with product quality assurances considered by management to be standard in the industry. The Company accrues for these costs when such obligations are probable and the amounts can be reasonably estimated. The change in accruals for warranties for the quarters ended March 31, 2004 and 2005 are as follows:

(Dollar amounts in thousands)	Quarter Ended March 31, 2004	Quarter Ended March 31, 2005
Balance as of January 1	$1,349	$1,381
Settlements made	(222)	(81)
Adjustments to provision	90	46

Balance as of March 31	$1,217	$1,346

Product Liability Claim (Restated)

        The Company is one of several defendants in a wrongful death claim filed in January 2004, involving an elevator bucket loader. The drive and backstop were allegedly manufactured by the Company. The claim amount is for $9 million. The claim has been set for trial on October 30, 2006. Management has not yet determined the effect that the resolution of this matter will have on the financial position, results of operations or cash flows of the Company. The financial statements include a reserve of $250 for this matter.

12.   Subsequent Events

  Sale of the Company

        On May 16, 2005, UTC sold the Company to Rexnord Corporation for approximately $295,000, subject to certain adjustments. The financial statements do not give effect to this transaction.

              Through and including                        , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

         Shares

RBS Global, Inc.

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

Credit Suisse

                        , 2006

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

              Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$42,800
NASD filing fee	40,500
National Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	$*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers

              RBS Global is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

              Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

              Our amended and restated by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law.

              The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

              At various times during the course of our last fiscal year, directors, employees and consultants of RBS Global, Inc., Rexnord Corporation and its subsidiaries exercised options to purchase an aggregate of 19,427 shares of RBS Global, Inc. Common Stock (RBS Common Stock) at a price of $100.00 per share, for total consideration of $1,942,700. The shares were sold pursuant to exemptions available under the Securities Act of 1933, as amended (the "Securities Act"), including Rule 701 promulgated thereunder. All options were exercised at the discretion of the option holder after they had become fully vested, in accordance with the terms of the respective option grant.

              On May 13, 2005, an affiliate of the majority stockholder purchased 334 shares of stock at a price of $150 per share for a total consideration of $50,100. The shares were sold pursuant to exemptions available under the Securities Act, including Regulation D.

              From May 13, 2005 to June 1, 2005, participants in the RBS Global, Inc. Stock Purchase Plan purchased an aggregate of 6,269 shares of RBS Common Stock at a price of $150 per share, for aggregate consideration of $940,350. Eligible participants in the Plan are employees, directors and consultants of RBS Global, Inc., Rexnord Corporation and its subsidiaries. The shares were sold pursuant to exemptions available under the Securities Act, including Rule 701 promulgated thereunder.

              On November 28, 2005, a consultant of RBS Global, Inc., Rexnord Corporation and its subsidiaries exercised options to purchase 1,778 shares of RBS Global, Inc. Common Stock at a price of $100.00 per share, for total consideration of $177,800. The shares were sold pursuant to exemptions available under the Securities Act of 1933, as amended, including Rule 701 promulgated thereunder. All options were exercised at the discretion of the option holder after they had become fully vested, in accordance with the terms of the respective option grant.

Item 16. Exhibits and Financial Statement Schedules

              (a) Exhibits

Exhibit No.		Description of Exhibit
1.1	*	Form of Purchase Agreement.
2.1	(1)	Stock Purchase Agreement dated as of September 27, 2002, by and among RBS Acquisition Corporation, Invensys plc, BTR Inc., BTR (European Holdings) BV, BTR Industries GmbH, Dunlop Vermögensverwaltungsgesellschaft GmbH, Brook Hansen Inc., Invensys France SAS, Invensys Holdings Ltd., Hansen Transmissions International Ltd., Hawker Siddeley Management Ltd. and BTR Finance BV. The Registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Commission upon request.
2.2	(3)	Stock Purchase Agreement dated as of April 5, 2005, by and among Rexnord Corporation, Hamilton Sundstrand Corporation and The Falk Corporation.
3.1	(1)	Certificate of Incorporation of Rexnord Corporation, filed September 26, 2002.
3.2	(1)	Amended and Restated Certificate of Incorporation of Rexnord Industries, Inc., filed October 28, 1992.
3.3	(1)	Certificate of Incorporation of PT Components Inc., filed August 25, 1981.
3.4	(1)	Certificate of Incorporation of RBS Acquisition Corporation, filed September 26, 2002.
3.5	(1)	Certificate of Incorporation of Rexnord Germany-1 Inc., filed February 24, 1987.
3.6	(1)	Certificate of Incorporation of Rexnord International Inc., filed November 12, 1964.
3.7	(1)	Certificate of Incorporation of Winfred Berg Licensco Inc., filed December 5, 1988.
3.8	(1)	Certificate of Incorporation of W.M. Berg Inc., filed August 11, 1980.
3.9	(1)	Certificate of Incorporation of RAC-I, Inc., filed November 12, 2002.
3.10	(1)	Certificate of Incorporation of RBS North America, Inc., filed November 4, 2002.

3.11	(1)	Restatement of Articles of Incorporation of Prager Incorporated, filed July 6, 1989.
3.12	(1)	Amended and Restated Articles of Incorporation of Addax Inc., filed August 18, 1987.
3.13	(1)	Certificate of Consolidation of Belson Corporation and the Highfield Mfg. Company into Clarkson Industries, Inc., filed December 1, 1967.
3.14	(1)	Articles of Incorporation of Rexnord Ltd., filed September 3, 1970.
3.15	(1)	Articles of Incorporation of Rexnord Puerto Rico Inc., filed June 14, 1978.
3.16	(1)	Articles of Incorporation of Betzdorf Chain Company Inc., filed February 21, 1980.
3.17	(1)	Restated Certificate of Incorporation of RBS Global, Inc., filed November 19, 2002.
3.18	(1)	Certificate of Formation of RBS China Holdings, L.L.C., dated October 21, 2002.
3.19	(1)	By-laws of Rexnord Corporation.
3.20	(1)	Amended and Restated By-laws of Rexnord Industries, Inc.
3.21	(4)	Amended and Restated By-Laws of PT Components Inc.
3.22	(1)	By-Laws of RBS Acquisition Corporation.
3.23	(4)	Amended and Restated By-Laws of Rexnord Germany-1 Inc.
3.24	(4)	Amended and Restated By-Laws of Rexnord International Inc.
3.25	(4)	Amended and Restated By-Laws of Winfred Berg Licensco Inc.
3.26	(4)	Amended and Restated By-Laws of W.M. Berg Inc.
3.27	(4)	Amended and Restated By-Laws of RAC-I, Inc.
3.28	(1)	By-Laws of RBS North America, Inc.
3.29	(4)	Amended and Restated By-Laws of Prager Incorporated.
3.30	(4)	Amended and Restated By-Laws of Addax Inc.
3.31	(4)	Amended and Restated By-Laws of Clarkson Industries, Inc.
3.32	(4)	Amended and Restated By-Laws of Rexnord Ltd.
3.33	(4)	Amended and Restated By-Laws of Rexnord Puerto Rico Inc.
3.34	(4)	Amended and Restated By-Laws of Betzdorf Chain Company Inc.
3.35	(1)	By-Laws of RBS Global, Inc.
3.36	(1)	Limited Liability Company Agreement of RBS China Holdings, L.L.C.
3.37	(4)	By-Laws of Prager Service, Inc.
4.1	(1)	Senior Subordinated Note Indenture with respect to the 10 1/8% Senior Subordinated Notes due 2012, between Rexnord Corporation, Wells Fargo Bank Minnesota, National Association, as trustee, and the Guarantors listed on the signature pages thereto, dated November 25, 2002.
4.2	(1)	Form of 10 1/8% Senior Subordinated Notes due 2012 (included in exhibit 4.1).
5.1	*	Opinion of Latham & Watkins LLP.
10.1	(4)	Amended and Restated Credit Agreement, dated as of May 16, 2005, by and among RBS Global, Inc., Rexnord Corporation, various lenders, Deutsche Bank Trust Company Americas, as administrative agent, General Electric Capital Corporation and Wachovia Bank, National Association as co-documentation agents, and Deutsche Bank Securities Inc. and Credit Suisse First Boston, as joint lead arrangers and joint book runners.
10.2	(1)	Security Agreement, dated as of November 25, 2002, among RBS Global, Inc., Rexnord Corporation, certain subsidiaries of RBS Global, Inc., and Deutsche Bank Trust Company Americas, as collateral agent.
10.3	(1)	Pledge Agreement, dated as of November 25, 2002, among RBS Global, Inc., Rexnord Corporation, certain subsidiaries of RBS Global, Inc., and Deutsche Bank Trust Company Americas, as collateral agent.
10.4	(1)	Subordination Agreement, dated as of November 25, 2002, by and among RBS Global, Inc., Rexnord Corporation, each of its Subsidiaries party thereto, and Deutsche Bank Trust Company Americas, as collateral agent.
10.5	(1)	Subsidiaries Guaranty dated November 25, 2002, by and among the Guarantors party thereto and Deutsche Bank Trust Company Americas, as collateral agent.
10.6	(1)	Management Agreement among RBS Global, Inc. and TC Group LLC dated November 25, 2002.
10.7	(1)	Management Consulting Agreement among Rexnord Corporation and George M. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC dated November 25, 2002.

10.8	(1)	Non-Competition Agreement dated November 25, 2002, by and among Invensys, plc and RBS Acquisition Corporation.
10.9	(1)	Employment Agreement between Rexnord Corporation and Robert A. Hitt dated November 25, 2002.(6)
10.10	(1)	Employment Agreement between Rexnord Corporation and Thomas J. Jansen dated November 25, 2002.(6)
10.11	(1)	Employment Agreement between Rexnord Corporation and Michael N. Andrzejewski dated November 25, 2002.(6)
10.12	(1)	Stock Option Plan of RBS Global, Inc.(6)
10.13	(1)	Form of Rexnord Non-Union Pension Plan.(6)
10.14	(1)	Form of Rexnord Supplemental Pension Plan.(6)
10.15	(1)	Form of Rexnord Corporation Executive Bonus Plan.(6)
10.16	(1)	Stockholders Agreement by and among RBS Global, Inc., Carlyle Partners III, L.P., CPIII Coinvestment, L.P., Carlyle High Yield Partners, L.P. and Robert A. Hitt, dated as of November 25, 2002.(6)
10.17	(1)	Stockholders Agreement by and among RBS Global, Inc., Carlyle Partners III, L.P., CPIII Coinvestment, L.P., Carlyle High Yield Partners, L.P. and Thomas Jansen, dated as of November 25, 2002.(6)
10.18	(1)	Stockholders Agreement by and among RBS Global, Inc., Carlyle Partners III, L.P., CPIII Coinvestment, L.P., Carlyle High Yield Partners, L.P. and Michael Andrzejewski, dated as of November 25, 2002.(6)
10.19	(2)	Release and Severance Agreement between Rexnord Corporation and Thomas J. Smith dated January 21, 2005.(6)
10.20	(4)	Stock Purchase Plan of RBS Global, Inc.(6)
10.21	(5)	Form of Change of Control Retention Agreement for Mr. Robert A. Hitt.(6)
10.22	(5)	Form of Change of Control Retention Agreement for Mr. Thomas J. Jansen and Mr. Michael N. Andrzejewski.(6)
21.1	(4)	List of Subsidiaries.
23.1		Consent of Ernst & Young LLP
23.2		Consent of PricewaterhouseCoopers LLP
23.3		Consent of Latham & Watkins LLP (included in Exhibit 5.1)
99	(4)	Separation Agreement and Release between Rexnord Industries, Inc. and John Gialouris dated March 9, 2005 (6)

(1)
Incorporated by reference to the Exhibits filed with Rexnord Corporation's Registration Statement on Form S-4 filed May 15, 2003.

(2)
Incorporated by reference to the Exhibit filed with Rexnord Corporation's Form 8-K dated January 21, 2005.

(3)
Incorporated by reference to the Exhibit filed with Rexnord Corporation's Form 8-K dated May 19, 2005.

(4)
Incorporated by reference to the Exhibit filed with Rexnord Corporation's Form 10-K filed June 15, 2005.

(5)
Incorporated by reference to the Exhibits filed with Rexnord Corporation's form 8-K filed March 27, 2006.

(6)
Management plan or compensatory plan or arrangement.

*
To be filed by Amendment.

(b)
Financial Statement Schedules:

              The Financial Statement Schedules of the Company appended hereto are required for the Years Ended March 31, 2005 and 2004 and for the Period from Inception (November 25, 2002) through

March 31, 2003, and for the Predecessor for the Period from April 1, 2002 through November 24, 2002 and consist of the following:

  Schedule II—Valuation and Qualifying Accounts

RBS Global, Inc.
Schedule II—Valuation and Qualifying Accounts
Fiscal Years Ended March 31, 2003, 2004, and 2005
(in millions of Dollars)

		Additions
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Year
Period April 1, 2002 to November 24, 2002 (Predecessor):
Valuation allowance for trade and notes receivable	1.6	0.5	—	(0.4)	1.7
Valuation allowance for excess and obsolete inventory	11.1	1.6	—	(1.5)	11.2
Valuation allowance for income taxes	12.2	—	—	(0.1)	12.1
Period November 25, 2002 through March 31, 2003:
Valuation allowance for trade and notes receivable	1.7	0.6	2.0	(0.8)	3.5
Valuation allowance for excess and obsolete inventory	11.2	0.4	3.1	(1.1)	13.6
Valuation allowance for income taxes	12.1	—	—	(0.4)	11.7
Fiscal Year 2004:
Valuation allowance for trade and notes receivable	3.5	1.2	1.0	(2.1)	3.6
Valuation allowance for excess and obsolete inventory	13.6	1.5	—	(6.0)	9.1
Valuation allowance for income taxes	11.7	2.8	—	(0.1)	14.4
Fiscal Year 2005:
Valuation allowance for trade and notes receivable	3.6	1.1	0.2	(1.7)	3.2
Valuation allowance for excess and obsolete inventory	9.1	3.1	1.6	(3.2)	10.6
Valuation allowance for income taxes	14.4	4.5	—	(0.8)	18.1

(1)
Uncollectible amounts, dispositions charged against the reserve, and consumption of net operating losses.

              All other schedules have been omitted because they are not applicable or because the information required is included in the notes to the consolidated financial statements.

Item 17. Undertakings

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

              The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

              Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin on March 30, 2006.

RBS GLOBAL, INC.
By:	/s/ ROBERT A. HITT
	Name:	Robert A. Hitt
	Title:	President and Chief Executive Officer

Power of Attorney

              Each person whose signature appears below authorizes Thomas J. Jansen, Todd A. Adams and Patricia M. Whaley, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this Registrant's registration statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments thereto)), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT A. HITT Robert A. Hitt	President, Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2006
/s/ THOMAS J. JANSEN Thomas J. Jansen	Executive Vice President of Finance and Chief Financial Officer (Principal Financial Officer)	March 30, 2006
/s/ TODD A. ADAMS Todd A. Adams	VP Controller and Treasurer (Principal Accounting Officer)	March 30, 2006
/s/ GEORGE M. SHERMAN George M. Sherman	Chairman of the Board	March 30, 2006
/s/ PRAVEEN R. JEYARAJAH Praveen R. Jeyarajah	Director	March 30, 2006
/s/ JEROME H. POWELL Jerome H. Powell	Director	March 30, 2006
/s/ BRUCE E. ROSENBLUM Bruce E. Rosenblum	Director	March 30, 2006

QuickLinks

TABLE OF CONTENTS
TRADEMARKS
SUMMARY
The Offering
Summary Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to this Offering
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
RBS GLOBAL, INC. UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED JANUARY 1, 2006 (DOLLARS IN MILLIONS)
NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED JANUARY 1, 2006
RBS GLOBAL, INC. UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED MARCH 31, 2005 (DOLLARS IN MILLIONS)
NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED MARCH 31, 2005
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Nine Months Ended January 1, 2006 Compared with the Nine Months Ended January 2, 2005
BUSINESS
MANAGEMENT
Summary Compensation Table
Aggregated Option/SAR Exercises In Last Fiscal Year And FY-End Option/SAR Values(1)
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
RBS GLOBAL, INC. AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
RBS Global, Inc. and Subsidiaries Consolidated Balance Sheets (Dollars In Millions)
RBS Global, Inc. and Subsidiaries Consolidated Statements of Income (In Millions)
RBS Global, Inc. and Subsidiaries Statements of Stockholders' Equity (In Millions)
RBS Global, Inc. and Subsidiaries Consolidated Statements of Cash Flows (In Millions)
RBS Global, Inc. and Subsidiaries Notes to Consolidated Financial Statements March 31, 2005
Condensed Consolidating Balance Sheet March 31, 2004 (in millions)
Condensed Consolidating Balance Sheet March 31, 2005 (in millions)
Condensed Combining Statement of Income Period from April 1, 2002 through November 24, 2002 (in millions)
Condensed Consolidating Statement of Income Period from Inception, November 25, 2002, through March 31, 2003 (in millions)
Condensed Consolidating Statement of Income Fiscal Year Ended March 31, 2004 (in millions)
Condensed Consolidating Statement of Income Fiscal Year Ended March 31, 2005 (in millions)
Condensed Combining Statement of Cash Flows Period from April 1, 2002 through November 24, 2002 (in millions)
Condensed Consolidating Statement of Cash Flows Period from Inception, November 25, 2002, through March 31, 2003 (in millions)
Condensed Consolidating Statement of Cash Flows Fiscal Year Ended March 31, 2004 (in millions)
Condensed Consolidating Statement of Cash Flows Fiscal Year Ended March 31, 2005 (in millions)
RBS Global, Inc. and Subsidiaries Condensed Consolidated Balance Sheets (in millions)
RBS Global, Inc. and Subsidiaries Unaudited Condensed Consolidated Statements of Income (in millions)
RBS Global, Inc. and Subsidiaries Unaudited Condensed Consolidated Statements of Cash Flows (in millions)
RBS Global, Inc. and Subsidiaries Notes to the Condensed Consolidated Financial Statements January 1, 2006 (Unaudited)
Condensed Consolidating Balance Sheet March 31, 2005 (in millions)
Condensed Consolidating Balance Sheet (Unaudited) January 1, 2006 (in millions)
Condensed Consolidating Statement of Income (Unaudited) Nine Months Ended January 2, 2005 (in millions)
Condensed Consolidating Statement of Income (Unaudited) Nine Months Ended January 1, 2006 (in millions)
Condensed Consolidating Statement of Cash Flows (Unaudited) Nine Months Ended January 2, 2005 (in millions)
Condensed Consolidating Statement of Cash Flows (Unaudited) Nine Months Ended January 1, 2006 (in millions)
Report of Independent Auditors
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Combined Balance Sheet December 31, 2004 (Restated)
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Combined Statement of Operations Year Ended December 31, 2004 (Restated)
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Combined Statement of Changes in UTC Investment Year Ended December 31, 2004 (Restated)
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Combined Statement of Cash Flows Year Ended December 31, 2004 (Restated)
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Notes to Combined Financial Statements December 31, 2004
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Condensed Combined Balance Sheet (Unaudited) (Restated)
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Condensed Combined Statements of Operations (Unaudited) (Restated)
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Condensed Combined Statements of Cash Flows (Unaudited) (Restated)
The Falk Corporation (A wholly owned subsidiary of United Technologies Corporation) Notes to Condensed Combined Financial Statements (Unaudited)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
Signatures
Power of Attorney